raising the bar


DIRECTV.
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DIRECTV
Annual Report
2007

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Financial Highlights

Years Ended December 31,	2007	2006	2005
	(Dollars in Millions, Except Per Share Amounts)		
Revenues	$17,246	$14,755	$13,164
Operating profit	$2,486	$2,357	$633
Depreciation and amortization expense	1,684	1,034	853
Operating profit before depreciation and amortization[1]	$4,170	$3,391	$1,486
Income from continuing operations	$1,434	$1,420	$305
Income from discontinued operations, net of taxes	17	—	31
Net income	$1,451	$1,420	$336
Basic earnings per common share:			
Income from continuing operations	$1.20	$1.13	$0.22
Income from discontinued operations, net of taxes	0.01	—	0.02
Basic earnings per common share	$1.21	$1.13	$0.24
Weighted average number of common shares outstanding (in millions)	1,195	1,262	1,388
Cash paid for property, equipment and satellites	$2,692	$1,976	$889

As of December 31,	2007	2006	2005
Cash and cash equivalents	$1,083	$2,499	$3,701
Total current assets	3,146	4,556	6,096
Total assets	15,063	15,141	15,630
Total current liabilities	3,434	3,322	2,828
Total debt	3,395	3,615	3,415
Total stockholders' equity	6,302	6,681	7,940

Number of employees (in thousands)	12	11	9

(1) Operating profit before depreciation and amortization, which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. For a further discussion of operating profit before depreciation and amortization, see Summary Data in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in The DIRECTV Group, Inc.'s Form 10-K for the year ended December 31, 2007, included in this Annual Report.

A Message

to Shareholders

2007 was a year in which DIRECTV's strategy to deliver the best television experience in the United States to higher quality subscribers drove superior financial and operating results. We took major strides to strengthen our leadership in content, technology and service. And in the first full year of performance since the completion of the DIRECTV and SKY merger, DIRECTV Latin America also reported outstanding results. As a result, our businesses in the U.S. and Latin America have never been stronger and we are well positioned for years of profitable growth.

DIRECTV U.S. – Raising the Bar

Much of the planning and hard work performed in years past to develop superior programming and advanced products, as well as focusing on attaining higher quality subscribers, is now paying off. DIRECTV U.S. welcomed a total of 878,000 net new subscribers, a 7% increase over 2006. We also made significant progress in reducing average monthly churn – the percentage of customers who disconnect their service each month – to an eight-year low of 1.51%. Average monthly subscriber revenue, or ARPU, increased 7.2% to $79.05 and revenues grew 13% to $15.5 billion.

We fulfilled a promise made at the beginning of the year to become the clear and undisputed leader in HD. We've spent a great deal of effort communicating this message through enhanced marketing and, as a result, our brand has never been stronger. For example, in 2007, DIRECTV's unaided brand awareness reached an all-time high of 50% and aided awareness rose to near-universal levels of 93%.

It's a message that has clearly resonated with the pay television market and our customers. We added a record 2 million HD and/or DVR customers in 2007, bringing our total penetration of advanced services to over 40% of our subscriber base. Importantly, the pace has been accelerating, as over 50% of our new subscribers purchased advanced services in the second half of 2007.

Many of these accomplishments were attributable to the significant contributions from our direct sales channel, which generated well over 40% of our new subscribers in 2007. This is an important sales channel for us as we continue to target higher quality, loyal subscribers who typically generate higher monthly revenues and margin.

We are especially proud of our 2007 results, considering that our major competitors pointed to the weaker economy as an explanation for their significantly slower growth – or, in the case of cable, to the loss of hundreds of thousands of TV subscribers.

For some time now, the core of our strategy to provide the best television experience was defined by delivering superior service, content and technology. That was the case in 2007 and will continue to be the focus in 2008.

On the customer service side, for the seventh consecutive year we attained a higher score for customer satisfaction than cable companies from the American

Customer Satisfaction Index (ACSI), University of Michigan Business School, in addition to other leading scores from J.D. Power and Associates and Forrester Research.

And while the service side of the business made real strides in 2007, we still have much work to do. Improving this area is one of our top priorities for 2008. We simply will not be satisfied until our overall customer experience is nothing less than stellar and is commensurate with the sterling reputation of our brand. We want to delight our customers and do so at a lower cost by operating smarter and more efficiently.

On the content side, we've never been stronger. We quickly moved ahead of our competitors by offering 92 national HD channels – far more than any other TV provider. To further extend our advantage, we launched the DIRECTV 11 satellite in March 2008. Once operational, this satellite will provide us with the capacity to offer up to 150 national HD channels and deliver local HD channels to virtually all markets. And with the launch of DIRECTV 12 in 2009, we're confident that we'll maintain our leadership position for quite some time.

We also added depth and breadth to our sports content, continuing to bring new features to our customers. Always looking for ways to bring sports fans more, we recently announced a new addition to our stable of sports options, The MASTERS Experience on DIRECTV. This unique service combines live CBS and ESPN coverage of the tournament with additional views of the legendary Augusta National Golf Club. In addition, an array of statistics, scores and on-demand video clips will be accessible with a DIRECTV remote control.

We've also added new features to some of our more popular packages. Fans of our NFL SUNDAY TICKET™ SuperFan® package enjoyed a new service – giving them access to the entire weekly lineup of live NFL SUNDAY TICKET™ games via a web-stream to their PC or laptop, and the ability to receive in-progress game highlights on their cell phone. Our NASCAR HotPass™ service is now available entirely in HD and features 13 additional live audio feeds of driver/pit crew communications. More and more, DIRECTV customers are enjoying our enhanced services as evidenced by the more than 500 million impressions we had across our sports, news and advertising interactive applications.

While sports are a large part of our DIRECTV offerings, we also provide a unique variety of general entertainment options. Our GAME LOUNGE™ service, which launched in 2007, provides families with a platform of games designed to bring family game night back to households across the country. In its first year, GAME LOUNGE attracted 130,000 subscribers and logged over 50 million plays.


DIRECTV

We quickly moved ahead of our competitors by offering 92 national HD channels – far more than any other TV provider.

Financially, we expect to take DIRECTV to a whole new level in terms of profitability and cash flow growth.

We continued to build our original entertainment programming lineup shown on The 101.™ Customers can view unique events such as *South By Southwest*, the legendary music festival; *Passions*, an exclusive TV soap opera; and the *Championship Gaming Series*, the largest professional video gaming league in the world. In addition, we're debuting new TV series produced exclusively for DIRECTV such as *Rock and a Hard Place*, *The Supreme Court of Comedy* and *DIRECTV® Hometown Heroes*.

And in 2008, we will officially launch DIRECTV on DEMAND, our answer to cable's video-on-demand offering. DIRECTV on DEMAND is currently in Beta testing and generating great reviews. Early users agree that our service is more user-friendly than other comparable offerings. Content is delivered to consumers from both a broadband connection and via satellite. This gives us a wide variety of options to deliver content in the most efficient way and to be well-positioned for all the future possibilities the Internet holds.

On the technology side, we've built the foundation for our future through state-of-the-art set-top boxes, satellites and a national ground infrastructure. Our HD and DVR receivers – all of which have been designed with a common user interface and flexibility for future software upgrades – lead the industry in many key areas and provide us with important competitive advantages.

Another key technology initiative is the use of the Internet to further enhance our service. Today, DIRECTV on DEMAND customers can access thousands of titles and download them via the Internet. We also recently launched our DVR Scheduler service, which allows customers to remotely record shows to their DVR through directv.com or a cell phone. In addition, DIRECTV is now available in the car, in the air and through our portable DIRECTV® Sat-Go product that combines a TV screen and satellite antenna in one convenient unit.

DIRECTV LATIN AMERICA – Exceeding Expectations

2007 was the first full year of performance following the successful transactions that combined the DIRECTV and SKY platforms in Latin America. We now own 74% of Sky Brazil, 41% of Sky Mexico and 100% of PanAmericana, which covers most of the remaining countries in the region.

Clearly, the newly integrated companies have found tremendous success, as evidenced by a more than doubling of net subscriber additions in 2007 to 588,000 and an impressively low monthly churn rate of 1.38%. In March 2008, the combined platforms of DIRECTV, PanAmericana, SKY Brazil and SKY Mexico passed the 5 million subscriber mark, a significant milestone that was achieved faster than our original target.

A key element of DIRECTV Latin America's strategy is to gain competitive advantages by leveraging the scale and technology of the U.S. business. As a result, we introduce superior products and services ahead of our competitors and at a lower cost.

The benefits of this strategy were in full force last year when we were the first to introduce DVRs throughout the region. We also offer popular U.S. packages including NFL SUNDAY TICKET™, NASCAR HotPass™, MLB EXTRA INNINGS® and GAME LOUNGE. We plan to be the first to launch quality HD programming in PanAmericana in the second half of 2008, and in Mexico and Brazil in 2009.

In addition, we will maximize growth opportunities by expanding our very popular pre-paid program in key markets and increasing multiple set-top box penetration. With these strengths and strategies in place, we couldn't be more excited about the future for DIRECTV Latin America.

Looking Ahead – Taking DIRECTV to a Whole New Level

A recent milestone occurred on February 27 as Liberty Media Corporation became our largest shareholder by acquiring News Corporation's stake in the company. As part of the transaction, John Malone and Greg Maffei were elected to the DIRECTV Board. We have already started breaking ground on this exciting chapter at DIRECTV and look forward to working with our new colleagues at Liberty Media to provide an ever-increasing number of customers with the finest television experience available.

Looking toward that future, we believe we are well positioned for years of profitable growth. Our infrastructure has clear advantages in cost, scale, flexibility, consistency and speed to market. Our national reach has enormous branding, communication and efficiency benefits. Our singular focus on video serves us well by creating true excellence in an area that many consumers care deeply about – a quality television experience.

We will not rest on our laurels – we will continue to introduce unique and compelling services to bring the DIRECTV experience to new heights. Among our key initiatives is to fully integrate our customers' vast information and entertainment devices in their homes. An important first step toward meeting this goal is our new DIRECTV™ MediaShare service, which enables customers to view pictures, music and video content from their PC on their TV. MediaShare will also allow customers to watch recorded shows from their DVR on their PC. We will also make strides in mobility and continue to work towards a whole-home solution, as those areas will become a critical part of the DIRECTV experience in the future.

Financially, we expect to take DIRECTV to a whole new level in terms of profitability and cash flow growth. We will accomplish this through continued focus on higher-quality subscribers who are more inclined to buy premium and advanced services while remaining loyal to DIRECTV for longer periods of time. We also plan to reduce capital expenditures and drive higher operating margins as we take full advantage of scale efficiencies and rigorous cost controls.

Our confidence in achieving these goals is bolstered by the terrific management team in place – a unique group of executives with a great mix of experience and skills. This is also a company of employees, who are passionate, dedicated and excited about the business.

Given the stage we've set over the past few years and the enormous potential we have, I believe that DIRECTV's best years are still ahead of us.

Chase Carey
President and Chief Executive Officer
THE DIRECTV Group, Inc.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-31945

THE DIRECTV GROUP, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	52-1106564
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2230 East Imperial Highway, El Segundo, California	90245
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (310) 964-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was $16,870,584,993. This amount excludes Fox Entertainment Group, Inc.'s approximately 39% ownership interest in our outstanding common stock as of such date.

As of February 21, 2008, the registrant had outstanding 1,149,197,521 shares of common stock.

Documents incorporated by reference are as follows:

Document	Part and Item Number of Form 10-K into which Incorporated
The DIRECTV Group, Inc. Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders to be held on June 3, 2008	Part I, Item 5 Part III, Items 10 through 14

THE DIRECTV GROUP, INC.

TABLE OF CONTENTS

CAUTIONARY STATEMENT FOR PURPOSE OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K may contain certain statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by use of statements that include phrases such as we "believe," "expect," "estimate," "anticipate," "intend," "plan," "foresee," "project" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. All of these forward-looking statements are subject to certain risks and uncertainties including, without limitation, risk factors discussed in more detail in Item 1A of this Annual Report, which could cause our actual results to differ materially from historical results or from those expressed or implied by the relevant forward-looking statement. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

THE DIRECTV GROUP, INC.

PART I

ITEM 1. BUSINESS

The DIRECTV Group, Inc. is a leading provider of digital television entertainment in the United States and Latin America. Our two business segments, DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location, are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial subscribers.

- ***DIRECTV U.S.*** DIRECTV Holdings LLC and its subsidiaries, which we refer to as DIRECTV U.S., is the largest provider of direct-to-home, or DTH, digital television services and the second largest provider in the multi-channel video programming distribution, or MVPD, industry in the United States. As of December 31, 2007, DIRECTV U.S. had over 16.8 million subscribers.
- ***DIRECTV Latin America.*** DIRECTV Latin America, or DTVLA; is a leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of: PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, Puerto Rico and certain other countries in the region through our wholly-owned subsidiary, DIRECTV Latin America, LLC, or DLA LLC; our 74% owned subsidiary, Sky Brasil Servicos Ltda., which we refer to as Sky Brazil; and our 41% equity method investment in Innova, S. de R.L. de C.V., or Sky Mexico. As of December 31, 2007, PanAmericana had approximately 1.7 million subscribers, Sky Brazil had approximately 1.5 million subscribers and Sky Mexico had approximately 1.6 million subscribers.

In January 2007, we acquired Darlene Investments LLC's 14% minority interest in DLA LLC for $325 million in cash and resolved all outstanding disputes with Darlene. During 2006, we completed a series of transactions that reorganized our DTH satellite businesses in Latin America and in 2005 we completed the restructuring of our company to focus on the DTH satellite businesses by selling the last of our non-strategic businesses and investments, Hughes Network Systems, Inc., or HNS.

We were incorporated in Delaware in 1977, and our common stock trades on the The NASDAQ Global Select Market under the ticker symbol "DTV."

On December 23, 2006, News Corporation and Liberty Media Corporation, or Liberty, entered into an agreement to exchange Liberty's 16.3% ownership interest in News Corporation for News Corporation's approximately 41% ownership in us, three regional sports networks and a cash payment. The transaction has been approved by the stockholders of News Corporation and is subject to regulatory approval from the Federal Communications Commission and antitrust clearance. It is expected that the transaction will close in the first quarter of 2008.

DIRECTV U.S.

Through DIRECTV U.S., we provide over 16.8 million subscribers with access to hundreds of channels of digital-quality video pictures and CD-quality audio programming that we transmit directly to subscribers' homes or businesses via high-powered geosynchronous satellites.

We believe we provide one of the most extensive collections of programming available in the MVPD industry. We currently distribute to our subscribers more than 1,800 digital video and audio channels, including about 190 basic entertainment channels including over 70 XM Satellite Radio music channels, 33 premium movie channels, over 36 regional and specialty sports networks, an aggregate of over 1,400 local channels, over 101 Spanish and other foreign language special interest channels, and over 31 pay-per-view movie and event choices. Although we distribute over 1,400 local channels, a subscriber generally receives only the local channels in the subscriber's home market. As of

December 31, 2007, we provided local channel coverage in standard definition to approximately 143 markets, covering about 94% of U.S. television households. In addition, we provided high definition, or HD, local channels in 68 markets representing 72% of U.S. TV households, as well as over 90 national HD television channels. With the expected launch of one additional satellite, we expect to extend our advantage of having the most HD channels in the industry.

We also provide premium professional and collegiate sports programming such as the NFL SUNDAY TICKET™ package, which allows subscribers to view the largest selection of NFL games available each Sunday during the regular season. Under our contract with the NFL, we have exclusive rights to provide this service through 2010, including rights to provide related HD, interactive and mobile services.

To subscribe to the DIRECTV® service, subscribers acquire receiving equipment from either us, our national retailers, independent satellite television retailers or dealers, or regional Bell operating companies, or RBOCs. Most set-top receivers provided to new and existing subscribers are leased subsequent to the introduction of a lease program on March 1, 2006.

The receiving equipment consists of a small receiving satellite dish antenna, a digital set-top receiver and a remote control, which we refer to as a DIRECTV® System. After acquiring and installing a DIRECTV System, subscribers activate the DIRECTV service by contacting us and subscribing to one of our programming packages.

Key Strengths

- ***Large Subscriber Base.*** We are the largest provider of DTH digital television services and the second largest MVPD provider in the United States, in each case based on the number of subscribers. We believe that our large subscriber base provides us with the opportunity to obtain programming on favorable terms and secure unique and exclusive programming. We also believe that our large subscriber base contributes to achieving other economies of scale in areas such as DIRECTV System equipment purchasing, customer service, broadcast operations and general and administrative services.
- ***Leading Brand Name.*** Results from a study we commissioned in 2007 indicated that over 93% of consumers in the United States are aware of the DIRECTV service. We believe the strength of our brand name is an important factor in our ability to attract new subscribers. In addition, we believe our recognized brand name enhances our ability to secure strategic alliances with programmers, distributors and other technology and service providers.
- ***Substantial Channel Capacity and Programming Content.*** As a result of our significant channel capacity, we believe we are able to deliver to our subscribers one of the widest selections of local and national programming available today in the United States, including exclusive programming such as the NFL SUNDAY TICKET package and international programming. In addition, we have a substantial amount of capacity in the Ka-Band spectrum that provides us with the capability to offer the most national HD programming currently available in the industry.
- ***High-Quality Digital Picture and Sound, Including HD Programming.*** Our video and audio programming is 100% digitally delivered, providing subscribers with digital-quality video and CD-quality sound. We believe this compares favorably with cable providers that frequently offer popular programming in an analog format and offer a limited selection of digital channels for an additional fee. In addition, we believe we currently offer the nation's most comprehensive selection of HD programming.

- *Strong Customer Service.* We have attained top rankings in customer satisfaction studies for our industry. For example, in 2007 DIRECTV was ranked "Highest in Customer Satisfaction Among Satellite/Cable TV Subscribers" in the Southern, Western and Eastern regions of the United States, according to the J.D. Power and Associates 2007 Residential Cable/Satellite TV Customer Satisfaction Study^{SM}. The three regions where DIRECTV ranked highest encompass 43 of the 48 contiguous states. In addition, we have been rated ahead of every cable company in customer service for seven consecutive years in the University of Michigan's American Consumers Satisfaction Index. We believe that providing high-quality customer service is an important element in minimizing subscriber disconnection, or churn, and attracting new subscribers.

- *Valuable Orbital Slots and Satellite-Based Technology.* We believe our regulatory authorization to use desirable orbital slots and broadcast spectrum helps sustain our position as one of the leading companies in the MVPD industry. The Federal Communications Commission, or FCC, has designated three direct broadcast satellite, or DBS, orbital slots in the Ku-Band spectrum that provide full coverage across the 48 contiguous states of the United States, often referred to as CONUS coverage. Within these three orbital slots, there are 96 assigned DBS frequencies. We hold licenses to broadcast our services from 46 of these 96 DBS frequencies. The FCC is currently considering licensing additional DBS slots for satellites that are sometimes referred to as "tweeners" which would provide CONUS coverage. See "Government Regulation—FCC Regulation Under the Communications Act" and "Risk Factors—The ability to maintain FCC licenses and other regulatory approvals is critical to our business" for more information related to these types of slots and satellites.

  In addition, we hold licenses in three orbital slots (99° west longitude, or WL, 101° WL, and 103° WL) in the Ka-Band spectrum. The satellites that have been and will be launched into these orbital slots will substantially increase our channel capacity, allowing us to provide the most HD programming currently available across the United States. We also have obtained approval from the FCC to transmit our signal in the Ku-Band from one of our satellites that has been stationed at a temporary orbital location at 72.5° WL and from leased capacity on a satellite at 95° WL.

  Our satellite-based service provides us with many advantages over ground-based cable television services. We have the ability to distribute hundreds of channels to millions of recipients nationwide with minimal incremental infrastructure cost per additional subscriber. In addition, we have comprehensive coverage to areas with low population density in the United States and the ability to quickly introduce new services to a large number of subscribers.

Business Strategy

Our primary goal is to provide subscribers with the best television experience in the United States. Our strategy focuses on offering subscribers differentiated and exclusive content, attaining leadership in technology, and enhancing sales, marketing, distribution and customer service.

- *Offer Differentiated and Exclusive Content.* To fulfill our goal, we believe we must have the most extensive collection of valuable programming services available. We plan to further enhance our programming service by continuing to expand our HD programming, creating compelling new programming, launching new interactive services and video-on-demand, or VOD, and expanding international programming.

- *Expand High-Definition Programming.* We believe that having the most comprehensive offering of HD programming will provide us with a significant competitive advantage in a market segment that is expected to experience continued rapid growth. We believe we currently have the most extensive national HD programming in our industry and, with the launch of DIRECTV 11 in early 2008, we expect to extend that advantage. As a result, we will be capable of broadcasting approximately 1,500 local and 150 national HD channels to nearly all U.S. television households. Subscribers receiving local HD channels will generally only receive the channels broadcast in their home market.
- *Offer Exclusive Content and Create Compelling New Programming.* We offer content which is not offered by other MVPD providers such as NFL SUNDAY TICKET, which allows subscribers to watch up to 14 games each week, most in HD. We have also signed agreements to be the exclusive MVPD provider of NCAA MEGA MARCH MADNESS®. We expect to continue to launch new programming that will differentiate us from the competition. For example, we offer The 101, a channel dedicated to the broadcast of exclusive content including series such as Passions and Project My World, and concert performances by top-rated artists. Also, along with key strategic partners, we launched the Championship Gaming Series, a new professional video gaming league that uses new technology to take viewers inside the actual game competitions. In 2008, we also plan to launch additional new shows such as Rock & a Hard Place and Supreme Court of Comedy.
- *Launch Enhanced and Interactive Services.* We believe that enhanced and interactive services play an important role in the subscriber experience. For example, for the NFL SUNDAY TICKET package, we introduced Mix Channels that enable subscribers to view up to eight live games all on one screen as well as interactive services. In 2007, we introduced our exclusive NASCAR HOTPASS™ service, which offers five fully-produced channels allowing fans to follow four different drivers each with multiple camera angles, real-time statistics and team audio communications during NASCAR races. Also in 2007, we introduced new features and services to the MLB Extra Innings package such as the Strike Zone channel, which moves live from game to game to allow viewers to see all the important action and key match-ups. In 2006, we teamed up with USA Network and the U.S. Tennis Association to provide the first-ever interactive TV coverage of a major U.S. tennis event.
- *Introduce Video-on-Demand Services.* We plan to introduce VOD services in 2008 for subscribers that have the new DIRECTV Plus® DVR or DIRECTV Plus® HD-DVR. The service, named DIRECTV On-Demand, will have thousands of hours of top programming from the major broadcast and cable networks, as well as movies that can be accessed from a subscriber's receiver, and programming that will be downloaded through a broadband connection for customers with a DIRECTV Plus HD-DVR.
- *Expand International Programming.* We continue to expand our international programming offerings because we believe there is an underserved market for these services in the United States. As of December 31, 2007, we offered over 65 international channels in 17 languages. We believe we have leading programming packages in the following languages: Cantonese, Filipino, Korean, Russian, Spanish, and Vietnamese.

- ***Technology Leadership.*** We believe that technological leadership will be important to our ability to introduce services that are easy to use and subscriber-friendly while also reducing costs. We believe that advancements in technology will drive subscriber demand for enhanced digital video recorders, or DVRs, and HD equipment, VOD, a whole-house entertainment solution, and portable devices.

- *Enhance DVR and HD Equipment.* A cornerstone of our strategy is to use set-top receivers that incorporate DVR and HD technology. We continue to introduce features and functionality to improve the customer experience. For example, in 2006 we introduced a new HD-DVR capable of receiving and recording our new MPEG-4 HD signals. This box also incorporated interactive and, after a software download, video-on-demand functionality. Additionally in 2008, we introduced the ability to remotely schedule DVR recordings via the Internet or cell / mobile phone. Also in 2008, we expect to significantly increase the recording capacity of our HD-DVR. We also plan to introduce HD versions of our interactive applications.

- *Introduce Whole-House and Portable Services.* We believe that it is important for our subscribers to have multiple ways to access DIRECTV programming throughout the home and on devices other than the television. For example in 2007, we introduced MediaShare, a service that allows subscribers with the DIRECTV Plus HD-DVR to access applications such as pictures, music and home video from their personal computer. Also in 2007, we introduced a portable DIRECTV service called DIRECTV® Sat-Go that enables remote viewing of DIRECTV's programming. In 2008, we plan to add the ability to watch HD television programming on personal computers by accessing content that resides on the customer's HD-DVR. We also expect to introduce a home media center that will provide HD and standard-definition DVR functionality throughout the home and allow customers to access stored content, including video, photos and music, seamlessly from any connected television set in a household.

- ***Enhance Sales and Marketing, Customer Service, Distribution and Installation.*** We intend to continue to grow our subscriber base and reduce churn by enhancing our sales and marketing, improving the credit quality of our subscriber base, and improving our customer service, distribution and installation.

  - *Enhance Sales and Marketing.* We expect to continue growing our subscriber base through marketing programs that capitalize on the strength of our brand and extensive programming. In addition, we expect that our expanded national and local HD programming will increase sales from customers purchasing access to this service. We also intend to have a greater emphasis on local advertising and marketing to ensure that our competitive strengths are effectively targeted based on demographics and geography.

  - *Reduce Churn and High-Risk Subscribers.* We believe that in order to achieve further reductions in churn, we must continue to improve the overall quality of our subscriber base by implementing additional credit and identification screening policies. We review these policies on an ongoing basis to determine whether changes are required to help ensure that the quality of our subscriber base continues to improve. We believe another important factor in reducing churn is to continue increasing the penetration levels of customers purchasing HD and DVR services.

  - *Improve Customer Service, Distribution and Installation.* We expect to attain the gold standard in customer service throughout a customer's lifecycle. We expect to improve customer service, distribution and installation services while also improving operational efficiencies. For example, we are improving the quality and usage of our web based customer service capabilities, improving the tools that our customer agents have at their disposal, and simplifying our customer bills. In addition, we are implementing a new work order management system to improve the scheduling and tracking of our installation and service calls. Later in 2008, we expect to integrate wireless handheld devices into this system so that our install and service technicians can improve the efficiency of their daily work orders real-time.

Infrastructure

Satellites. We currently have a fleet of ten geosynchronous satellites, including nine owned satellites and one leased satellite. We have seven Ku-Band satellites at the following orbital locations: 101° WL (three), 110° WL (one), 119° WL (one), 72.5° WL (one), and 95° WL (one-leased). We also have three Ka-Band satellites at our 99° WL (one) and 103° WL (two) orbital locations. The 72.5° WL orbital location is used pursuant to an arrangement with Telesat Canada. As a part of the arrangement with Telesat, we have transferred three satellites, one of which is no longer used as it was de-orbited at the end of its service life and two of which are nearing the end of their useful lives, to orbital locations controlled by Telesat, for use by Telesat for its own services in Canada.

Satellites To Be Launched. DIRECTV 11 has finished construction and is planned for launch in early 2008. DIRECTV 11 will operate from our 99° WL orbital location after successful completion of in-orbit testing. DIRECTV 11 will provide us with increased capability for local and national HD channels, as well as capacity for new interactive and enhanced services once it becomes operational. DIRECTV 12 is under construction and will be ready for launch in the second half of 2009.

Satellite Risk Management. We use launch and in-orbit insurance to mitigate the potential financial impact of satellite fleet launch and in-orbit failures unless the premium costs are considered to be uneconomical relative to the risk of satellite failure. The insurance generally does not compensate for business interruption or loss of future revenues or subscribers. We rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact of a potential satellite failure on our ability to provide service. However, programming continuity cannot be assured in all instances or in the event of multiple satellite losses.

Launch insurance typically covers the time frame from ignition of the launch vehicle through separation of the satellite from the launch vehicle. In the past, we have launched satellites without insurance. We expect to purchase launch insurance for DIRECTV 11. We do not currently expect to purchase in-orbit insurance for satellites to be launched. As of December 31, 2007, the net book value of in-orbit satellites was $1,552 million, of which $1,327 million was uninsured.

Digital Broadcast Centers. To gather programming content, ensure its digital quality, and transmit content to our satellites, we have built two digital broadcast centers, located in Castle Rock, Colorado and Los Angeles, California. These facilities provide the majority of our national and local standard-definition and HD programming. We have also built five uplink facilities which are used to provide HD local channels. Our broadcast centers receive programming from content providers via satellite, fiber optic cable and/or special tape. Most satellite-delivered programming is then digitized, encoded and transmitted to our satellites. We designed each broadcast center and uplink facility with redundant systems to minimize service interruptions.

Installation Network. DIRECTV HOME SERVICES® third party installation and service network performs installation, upgrades and other service call work for us. For the year ended December 31, 2007, these HSPs performed approximately 94% of all in-home visits with over 17,000 technicians from 13 outsourced companies around the United States. In addition, we and our retailers also utilize employer-based or contract installation providers, which perform the remainder of all new professional subscriber installations. We set the quality of installation and service standards, perform quality control, manage inventory and monitor the overall service network performance for nearly all of the third party installation network.

Customer Service Centers. As of December 31, 2007, we used 31 customer service centers employing over 16,000 customer service representatives. Most of these customer service centers are operated by Convergys Customer Management Group, Inc., Precision Response Corporation, Sitel

Operating Corporation and N.E.W. Customer Service Companies, Inc. We currently operate five customer service centers located in: Boise, Idaho; Tulsa, Oklahoma; Huntsville, Alabama; Missoula, Montana; and Denver, Colorado that employ approximately 4,700 customer service representatives. Potential and existing subscribers can call a single telephone number 24 hours a day, seven days a week, to request assistance for hardware, programming, installation, technical and other support. We continue to increase the functionality of telephone-based and web-based self-care features in order to better manage customer service costs and improve service levels.

Competition

We face substantial competition in the MVPD industry and from emerging digital media distribution providers. Our competition includes companies that offer video, audio, interactive programming, telephony, data and other entertainment services, including cable television, other DTH companies, RBOCs, wireless companies and companies that are developing new technologies. Many of our competitors have access to substantially greater financial and marketing resources. We believe our brand, the quality and variety of video, audio and interactive programming, quality of picture, access to service, availability of HD and DVR services, customer service and price are the key elements for attaining and retaining subscribers. According to the National Cable & Telecommunications Association's Mid-Year 2007 Industry Overview, 100% of the U.S. television households are passed by cable. Our 16.8 million subscribers represent approximately 17% of MVPD subscribers.

- *Cable Television.* We encounter substantial competition in the MVPD industry from cable television companies. Most cable television operators have a large, established customer base, and many have significant investments in companies that provide programming content. Of the 112 million U.S. television households, approximately 97 million subscribe to a MVPD service and approximately 66% of MVPD subscribers receive their programming from a cable operator. In addition, most cable providers have completed network upgrades that allow for enhanced service offerings such as digital cable, HD local channels, broadband Internet access and telephony services. Cable companies bundle these services, offering discounts and providing one bill to the consumer.

- *Other Direct Broadcast Satellite and Direct-To-Home Satellite System Operators.* We also compete with Dish Network Corporation, which had over 13 million subscribers at the end of 2007, representing approximately 14% of MVPD subscribers. Other domestic and foreign satellite operators also have proposed to offer DTH satellite service to U.S. customers using U.S.-licensed satellite frequencies or foreign-licensed frequencies that have the ability of covering the United States.

- *Regional Bell Operating Companies.* Several RBOCs have started to upgrade their infrastructure by replacing their older copper wire telephone lines with high-speed fiber optic lines. These fiber lines provide the RBOCs with significantly greater capacity enabling them to offer new and enhanced services, such as Internet access at much greater speeds and video. For example, Verizon announced that at the end of 2007, it had the capability to serve nine million homes with fiber optic lines with the goal of having the capability to serve 18 million homes by the end of 2010. In addition, AT&T Inc. has begun deploying fiber optic lines to neighborhoods and expects to have the capability to serve approximately 30 million of its customers by 2010. Similar to the cable companies, the RBOCs expect to offer their customers multiple services at a discount on one bill. In addition, AT&T recently acquired BellSouth Corporation, and announced that it would decide at the end of 2008 which DBS service it would sell along with its telephony and DSL business. See Item 1A. "Risk Factors" for more information.

- *Small and Rural Telephone Companies.* Other telephone companies are also finding ways to deliver video programming services over their wireline facilities. For example, the National Rural Telecommunications Cooperative ("NRTC") and the National Telecommunications Cooperative Association ("NTCA"), which represent utilities and telecommunications cooperatives generally located in rural areas, have entered into an agreement under which its members would have access to the IP-Prime service offered by SES. IP-Prime is a turnkey arrangement under which SES aggregates video programming and delivers it in digital format using the Internet protocol to a RBOC's headend by satellite, for delivery over the RBOC's digital subscriber lines. SES also offers headend equipment and consumer set-top boxes. This service officially launched in September 2007. Intelsat has announced a similar IPTV product delivered via satellite.
- *Video via the Internet.* With the large increase in the number of consumers with broadband service, a significant amount of video content has become available on the Internet for users to download and view on their personal computers and other devices. For example, in April 2007 Vudu announced a deal with several studios to download movies directly to a TV set-top box to enable VOD for its customers. In addition, in October 2007 HULU began beta testing a service to provide movies and TV shows on demand through their partners—AOL, Comcast, MSN, MySpace and Yahoo. In addition, several companies, such as Netflix, Blockbuster and Amazon.com, have begun selling and renting movies via Internet download. Similarly, in early 2007, Apple Inc. announced a partnership to distribute Paramount films through iTunes, its online video download store and introduced Apple TV, a set-top box/router which enables consumers to stream iTunes content, including movies and music from computers to TVs. There are also several similar initiatives by companies such as Intel and Microsoft to make it easier to view Internet-based video on television and personal computer screens.
- *VHF/UHF Broadcasters.* Most areas of the United States can receive traditional terrestrial VHF/UHF television broadcasts of between three and ten channels. These broadcasters are often low to medium power operators with a limited coverage area and provide local, network and syndicated programming typically free of charge. The FCC has allocated additional digital spectrum to licensed broadcasters. At least during a transition period, each existing television station will be able to retain its present analog frequencies and also transmit programming on a digital channel that may permit multiple programming services per channel.

DIRECTV LATIN AMERICA

DTVLA is the leading provider of DTH digital television services throughout Latin America and the Caribbean, which includes South America, Central America, and Puerto Rico. DTVLA provides a wide selection of high-quality local and international programming under the DIRECTV and SKY brands to approximately 1.5 million subscribers in Brazil and approximately 1.7 million subscribers in PanAmericana. Our 41% owned affiliate, Sky Mexico, has approximately 1.6 million subscribers in Mexico.

In 2006 and 2007 we completed a series of transactions to strengthen our operating and financial performance, which included:

- *Purchase of Darlene's Interest in DLA LLC.* In January 2007 we purchased Darlene's 14% interest in DLA LLC, so that we now own 100% of DLA LLC.
- *Sky Transactions.* During 2006, we completed the Sky Transactions, a series of transactions that were agreed in October 2004 with News Corporation, Grupo Televisa, S.A., or Televisa, Globo Comunicacoes e Participacoes S.A., or Globo, and Liberty Media International and which resulted in the consolidation of the DTH platforms of DIRECTV and SKY in Latin America

into a single platform in each of the major territories served in the region. These transactions were completed as follows:

- On February 16, 2006, we completed the acquisition of our equity interest in Sky Mexico, which included the acquisition of a 12% equity interest in Sky Mexico in exchange for the sale of DIRECTV Mexico subscribers to Sky Mexico, as well as our acquisition of News Corporation's and Liberty Media International's interests in Sky Mexico.
- On August 23, 2006, we completed the merger of our Brazil business, Galaxy Brasil Ltda., or GLB, with Sky Brazil, as well as our purchase of News Corporation's and Liberty Media International 's interests in Sky Brazil.

As a result of these transactions, we own 100% of PanAmericana, 74% of Sky Brazil, and 41% of Sky Mexico. Globo owns the other 26% of Sky Brazil and Televisa owns the other 59% of Sky Mexico. The results of PanAmericana and Sky Brazil are consolidated in our results. We account for our 41% interest in Sky Mexico under the equity method of accounting.

Key Strengths

- ***High Quality Digital Picture and Sound.*** Our video and audio programming is 100% digitally delivered, providing subscribers with digital-quality video and CD-quality sound, as well as interactive features. We believe that this compares favorably with cable providers in Latin America, who typically continue to broadcast only analog services or a combination of analog and digital services to a large percentage of their subscribers.
- ***Large Subscriber Base and Pan-Regional Scale of Service.*** On a regional basis, we are the largest provider of pay television services in Latin America. We believe that this scale provides us with the opportunity to obtain programming on favorable terms, and contributes to economies of scale in other areas, such as customer service, equipment and technology purchasing and broadcast operations.
- ***Relationship with DIRECTV U.S.*** We believe that DTVLA's relationship with DIRECTV U.S. is a key strength. Sky Brazil, PanAmericana and Sky Mexico are in the process of aligning their set top box specifications and middleware technologies with those of DIRECTV U.S., allowing them to take advantage of DIRECTV U.S.'s economies of scale. We believe it will also allow DTVLA to launch new features and services at a lower cost and on a faster timetable than its competitors in Latin America.
- ***Leading Brands.*** The process of combining the DIRECTV and SKY businesses in Latin America allowed us to select the strongest of the two brands in each of the three Latin American territories. In addition, the national scale of our operations in each individual country enhances our ability to leverage a strong brand across each market.
- ***Strong Customer Service.*** We believe that we have a higher level of customer service than our competitors, and that this is an important element in minimizing subscriber churn and attracting new subscribers.

Business Strategy

Our goal is to provide subscribers with the best television experience available. Our strategy focuses on leveraging our competitive advantages that differentiate our service offerings from those of our competitors.

- ***Unique Content.*** We expect that we can leverage our greater scale to offer unique and compelling content to subscribers. For example, through the 2008-2009 season Sky Brazil, Sky Mexico and PanAmericana have licensed exclusive rights to the Spanish soccer league, which in most countries is the second most popular soccer league, after the local country leagues. As a result, our service is the only one that allows subscribers to see all of the Spanish league games. In addition, we have participated in creating an exclusive golf channel for Latin America, in an effort to provide programming that is highly attractive to an important customer niche.
- ***DVR.*** A key aspect of our strategy is to use the availability of high quality, reasonably priced DVRs as a cornerstone to distinguish our service from that of our competitors. Generally speaking, DVRs are not prevalent in Latin America. We believe that our technology and pan-regional scale, as well as the relationship with DIRECTV U.S., can be leveraged to provide DVRs that will be more functional and less costly than those our competitors may introduce. In 2007, PanAmericana introduced DVRs in its territories of operation, and Sky Brazil is also launching a new DVR that will improve on a prior model that was previously distributed in limited numbers.
- ***Enhanced Programming Features.*** We believe that we can differentiate our service from our competitors through the use of enhanced features such as interactivity. For example, we offered interactive services for matches from the 2006 World Cup of Soccer.
- ***Prepaid Subscription Service.*** We believe that by offering pre-paid subscription services we can differentiate our service from our cable competitors and access new segments of the markets in which we operate. We began to actively market pre-paid services in Venezuela in early 2007, and plan to launch this service in other countries in 2008. No other MVPD operator in Latin America currently offers pre-paid services.

  Unlike our post-paid subscribers, our prepaid subscribers are generally not required to meet specified credit standards or make minimum commitments in order to be a subscriber. However, they are required to purchase and install the equipment necessary to receive our signal, mostly at their own expense. This limits our upfront investment in the subscriber. Following the first month of service, which is typically offered free at the initial time of purchase, prepaid subscribers purchase a prepaid card and telephonically replenish their accounts as their account balances deplete. Our prepaid cards are widely accessible at kiosks and outlets and are offered at various denominations.

  Offering pre-paid services may offer several strategic advantages to us in Latin America. First, it provides us access to subscribers in cash-based economies who do not meet our credit standards for post-paid services or do not want to make longer term commitments to our service. Second, since most of our cable competitors still have a large percentage of their subscribers who are analog, they are not able to offer pre-paid services as efficiently. Third, we believe that the ability of subscribers to reconnect without additional investments in equipment or installation could provide protections and limit churn in case of an economic slowdown.

Infrastructure

We provide services in PanAmericana and Brazil from leased transponders on two satellites. In January 2008, we successfully transferred the broadcast of our Sky Brazil service to leased transponders on a new satellite, as the prior satellite was nearing the end of its useful life. Sky Mexico provides its services from leased transponders on a separate satellite. Currently, none of these satellites has a backup, although we recently completed negotiations for the construction and launch of a backup satellite that would serve Brazil and Mexico. It is scheduled for launch in 2009.

See Item 1A. "Risk Factors" below for additional information regarding satellite launch and operational risks.

Our principal digital broadcast centers are located in the United States and Brazil. We also have several smaller satellite uplink facilities in the region.

Competition

The pay television and other emerging broadband video and data markets in Latin America are highly competitive. In each of our markets, we compete primarily with other providers of pay television, who distribute their programming by satellite, cable, terrestrial microwave systems, traditional over the air broadcasting or the Internet. In addition, in certain markets we face significant competition from illegal and informal sector pay television operations. We compete primarily on the basis of programming selection, price, technology and quality.

In most of the markets in which we operate, cable television is our principal competition. Cable services have been in commercial operation longer than other pay television platforms, and have established large subscriber bases and widespread brand recognition. They have typically been able to offer analog services for lower monthly fees and with lower upfront installation and connection fees than we do. In addition, the cable operators with which we compete are in various stages of upgrading their networks to provide broadband and voice services, and in some markets the major cable operators are competing with us based principally on their offer of a "triple play" bundle of video, broadband and voice services. In most cases, they discount the value of their programming services in order to sell broadband and voice services, which can adversely affect the attractiveness of our offers to subscribers.

In addition to competition from cable services, Telefonica, the Spanish telephone company, launched DTH services in Peru, Chile and Brazil in 2006, and Colombia in 2007. To date it has offered DTH programming services only to users of voice telephony and broadband services provided by Telefonica's affiliates in Latin America. Telefonica has entered these markets by offering packages of a limited number of programming services available to subscribers at prices that are lower than what we were offering. We have implemented new programming packages that we consider to be competitive with those offered by Telefonica. However, it is not certain at this time how Telefonica's entrance into these markets will affect our business.

In a number of the markets, existing wireline telephony operators have announced their intention to upgrade their infrastructure in order to provide new and enhanced services, including video programming, and these and other companies have announced plans to build wireless broadband networks that will also be capable of delivering broadband, voice and video services. However, to date only a very small number of such upgrades and buildouts have been actively pursued on other than a test basis.

ACQUISITIONS, STRATEGIC ALLIANCES AND DIVESTITURES

We review our competitive position on an ongoing basis and, from time to time, consider various acquisitions, strategic alliances and divestitures, including potential wireless broadband investments or alliances, in order to continue to compete effectively, improve our financial results, grow our business and allocate our resources efficiently. We also consider periodically making equity investments in companies with which we can jointly provide services to our subscribers.

GOVERNMENT REGULATION

We are subject to government regulation in the United States, primarily by the FCC, and similar regulatory agencies in Latin America and, to a certain extent, by the legislative branches, other federal agencies, state and local authorities in the countries where we operate. We are also subject to the rules and procedures of the International Telecommunications Union, or ITU, a specialized agency of the United Nations within which governments and the private sector coordinate global telecommunications networks and services. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of our licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

This section sets forth a summary of regulatory issues pertaining to our operations in the United States and is not intended to describe all present and proposed government regulation and legislation affecting the MVPD industry or our business.

FCC Regulation Under the Communications Act and Related Acts. The Communications Act and other related acts give the FCC broad authority to regulate the operations of our company.

The ownership and operation of our DBS/DTH system is regulated by the FCC primarily for:

- the licensing of DBS and DTH satellites, earth stations and ancillary authorizations;
- the assignment of frequencies and orbital slots, the relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite;
- compliance with the terms and conditions of assignments and authorizations, including required timetables for construction and operation of satellites;
- avoidance of interference by and to DBS/DTH operations with operations of other entities that make use of the radio spectrum; and
- compliance with the Communications Act and FCC rules governing U.S.-licensed DBS and DTH systems.

The FCC grants authorizations to satellite operators that meet its legal, technical and financial qualification requirements. The FCC conditions such authorizations on satisfaction of ongoing due diligence, construction, reporting and related obligations.

All of our satellites and earth stations are or have been licensed by the FCC. Currently, three of our satellites are licensed by the government of Canada. While the FCC generally issues DTH space station licenses for a fifteen-year term, DBS space station and earth station licenses are generally issued for a ten-year term, which is less than the useful life of a healthy direct broadcast satellite. Upon expiration of the initial license term, the FCC has the option to renew a satellite operator's license or authorize an operator to operate for a period of time on special temporary authority, or decline to renew the license. If the FCC declines to renew the operator's license, the operator is required to cease operations and the frequencies it was previously authorized to use would revert to the FCC.

Currently we have several applications pending before the FCC, including applications to launch and operate future satellites to support DIRECTV's services. In general, the FCC's approval of these applications is required for us to continue to expand our range of service offerings while increasing the robustness of our satellite fleet. We may not obtain these approvals in a timely fashion or at all.

As a DBS/DTH licensee and operator we are subject to a variety of Communications Act requirements, FCC regulations and copyright laws that could materially affect our business. They include the following:

- ***Local-into-Local Service and Limitation on Retransmission of Distant Broadcast Television Signals.*** The Satellite Home Viewer Improvement Act, or SHVIA, allows satellite carriers to retransmit the signals of local broadcast television stations in the stations' local markets without obtaining authorization from the holders of copyrights in the individual programs carried by those stations. Another portion of SHVIA, as amended by the Satellite Home Viewer Extension and Reauthorization Act of 2004, or SHVERA, also permits satellite retransmission of distant network stations (those that originate outside of a satellite subscriber's local television market) only to "unserved households." A subscriber qualifies as an "unserved household" if he or she cannot receive, over the air, a signal of sufficient intensity from a local station affiliated with the same network, or falls into one of a few other very limited exceptions. SHVERA also prohibits satellite carriers from signing up a new subscriber to distant analog or digital signals if that subscriber lives in a local market where the satellite carrier provides local analog or local digital signals, respectively. SHVERA imposes a number of notice and reporting requirements, and also permits satellite retransmission of distant stations in neighboring markets where they are determined by the FCC to be "significantly viewed." In implementing SHVIA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. In addition, the FCC's interpretation, implementation and enforcement of other provisions of SHVIA and SHVERA, as well as judicial decisions interpreting and enforcing these laws, could hamper our ability to retransmit local and distant network and superstation signals, reduce the number of our existing or future subscribers that can qualify for receipt of these signals, impose costs on us in connection with the process of complying with the rules, or subject us to fines, monetary damages or injunctions. Also, the FCC's sports blackout requirements, which apply to all distant network signals, may require costly upgrades to our system. Further, an FCC order interpreting the requirement that satellite carriers retransmit local digital signals with "equivalent bandwidth" of significantly viewed digital signals may constrain our ability to deliver such significantly viewed digital signals. Moreover, the United States Copyright Office is considering recommendations to Congress for amendments to SHVERA, some of which could make retransmissions of broadcast signals more difficult or expensive.

- ***Must Carry Requirement.*** SHVIA also imposes a must carry obligation on satellite carriers. This must carry obligation requires satellite carriers that choose to take advantage of the statutory copyright license in a local market to carry upon request the signals of all qualifying television broadcast stations within that local market, subject to certain limited exceptions. The FCC has implemented SHVIA's must carry requirement and adopted further detailed must carry rules covering our carriage of both commercial and non-commercial broadcast television stations. These rules generally require us to carry all of the local broadcast stations requesting carriage in a timely and appropriate manner in markets in which we choose to retransmit the signals of local broadcast stations. We have limited capacity, and the projected number of markets in which we can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. For example, the FCC recently determined that cable operators must engage in "dual carriage" of local broadcast signals as these broadcasters upgrade their signals to digital transmission, and must make signals available to all viewers with analog televisions after the transition to digital television is complete. This requirement has not been extended to DBS systems, but could be in the future. In addition, the FCC is assessing the degree to which satellite carriers are capable of carrying HD signals, or multicast digital standard-definition channels, of local broadcasters, and the extent to which the Communications Act requires mandatory carriage of such signals. We may not be able to comply with these must carry rules, or compliance may mean that we are not able to use capacity that could otherwise be used for new or additional local or national programming services.

- ***Public Interest Requirement.*** Under a requirement of the Communications Act, the FCC has imposed certain public interest obligations on DBS operators, including a requirement that such providers set aside four percent of channel capacity exclusively for noncommercial programming of an educational or informational nature, for which we must charge programmers below-market rates and for which we may not impose additional charges on subscribers. FCC rules also require us to comply with a number of political broadcasting requirements to which broadcasters are subject under the Communications Act, as well as limits on the commercialization of children's programming applicable to cable operators. We believe that we are in compliance with all of these requirements, but some of them require our interpretations, which we believe are reasonable and consistent with industry practice. However, if we are challenged, the FCC may not agree with our interpretations. In addition, the FCC could, in the future, attempt to impose additional public interest or content requirements on us, for example, by seeking to impose rules on indecent programming.

- ***Emergency Alert System.*** The Emergency Alert System, or EAS, requires participants to interrupt programming during nationally-declared emergencies and to pass through emergency-related information. The FCC has adopted rules that require satellite carriers to participate in the "national" portion of EAS. It is also considering whether to mandate that satellite carriers also interrupt programming for local emergencies and weather events. We believe that any such requirement would be very difficult to implement, would require costly changes to our DBS/DTH system, and, depending on how it is implemented, could inconvenience or confuse our viewers. The FCC is also considering whether to require that EAS alerts be provided in multiple languages or via text messages, which could also prove difficult and costly to implement depending upon the nature of any such requirement adopted.

- ***Spectrum Allocation and License Assignment Rules.*** We depend upon the FCC's allocation of sufficient DBS frequencies and assignment of DBS licenses in order to operate our business. DBS frequencies and available DBS orbital locations capable of supporting our business have become increasingly scarce. While we have obtained additional DTH service capacity and continue to explore new sources of DBS/DTH capacity, there can be no assurance that we will obtain further capacity. In addition, the FCC had adopted a system of competitive bidding to assign licenses for additional DBS frequencies. On June 21, 2005, the United States Court of Appeals for the D.C. Circuit held that such an auction process was not authorized by statute. The FCC subsequently voided the previous auction and implemented a freeze on applications for authority to provide DBS service in the United States using new frequencies or new orbital locations not assigned to the United States in the ITU Region 2 BSS Plan. On August 18, 2006, the FCC began a proceeding to identify a new system for assigning DBS authorizations. There can be no assurance that we will be able to obtain additional DBS capacity under whatever system the FCC implements in the future.

On May 4, 2007, the FCC adopted new service and licensing rules for the Broadcasting Satellite Service, or BSS, in the 17.3-17.8 GHz and 24.75-25.25 GHz bands, or 17/24 GHz BSS. This spectrum, also known as the "reverse band" (in that transmissions from these satellites to consumers would occur in spectrum currently used for uplinking programming to traditional DBS satellites), could provide a new source of additional DTH capacity. Among other things, the FCC adopted an orbital spacing plan presumptively based on four-degree spacing between reverse band satellites, and established a licensing procedure under which the four parties with applications currently pending—including DIRECTV—would be allowed to amend their applications to conform to the new rules and would be entitled to have those applications processed on a co-equal basis with one another before any new applications would be accepted. On September 28, 2007, the FCC issued a *sua sponte* order on reconsideration in which it modified the rules for orbital spacing of reverse band satellites to add more flexibility to the presumptive four-degree spacing plan adopted initially. On January 14, 2008, all four parties with pending applications filed amendments to conform to the new rules. One or more other parties requested authority to operate at three of the five orbital slots requested by us. The FCC has announced that, where more than one qualified applicant in this process seeks authorization at a given slot, the spectrum will be divided equally among them. In addition, foreign operators who may have international priority have indicated an interest in using slots that may conflict with the licenses sought by us. The applications remain pending.

- ***Rules Governing Co-Existence With Other Satellite and Terrestrial Services and Service Providers in the MVPD Industry.*** The FCC has adopted rules to allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency band as the one used by direct broadcast satellite and Ku-Band-based fixed satellite services. In the same proceeding, the FCC concluded that multi-channel video and data distribution services, or MVDDS, can share spectrum with DBS operators on a non-interference basis, and adopted rules and a method for assigning licenses in that service, as well. While the FCC has established service and technical rules to govern the non-geostationary orbit and MVDDS services to protect DBS operations from harmful interference, these rules may not be sufficient to prevent such interference, and the introduction of such services into spectrum used by us for DBS service may have a material adverse impact on our operations. A number of aspects of these rules remain subject to judicial review. In addition, one MVDDS operator recently requested a waiver of the applicable rules so that it could operate systems at substantially higher power levels in 80 markets where it holds MVDDS licenses. If granted, such a waiver may have a material adverse impact on our operation in the affected markets. Although DIRECTV has opposed that waiver request, there can be no assurance that the FCC will deny it.

  On August 18, 2006, the FCC released a notice of proposed rulemaking regarding the possible operation of "tweener" or "short spaced" satellites—satellites that would operate in the same DBS uplink and downlink frequency bands as us, from orbital positions located in between those now assigned to the DBS service. This rulemaking follows applications by SES and Spectrum Five LLC to operate tweener satellites. Under rules that the FCC is considering, a provider could, by complying with certain technical restrictions, operate a satellite in between two orbital locations where we have already positioned our satellites without completing coordination of its operations with us and without demonstrating that such operations would not "affect" us as that term is defined by the ITU. We have opposed this proposal, and believe that tweener satellites as proposed by applicants would cause interference to our current and planned operations and impose a significant constraint on the further growth of our DIRECTV U.S. DBS service. We cannot predict what if any action the FCC may take or the effect of such a proceeding on our business.

On November 29, 2006, despite the pendency of the tweener satellite rulemaking and over DIRECTV's opposition, the FCC's International Bureau granted Spectrum Five's application to operate a tweener satellite at the 114.5° WL orbital location, only 4.5° away from DIRECTV's DBS satellites operating at the 110° WL and 119° WL orbital locations. While the Bureau limited Spectrum Five's operations to levels below those at which the ITU deems one DBS system to "affect" another in the absence of agreement from all affected DBS operators (including us), the Bureau's grant of Spectrum Five's application prior to coordination could ultimately permit Spectrum Five to operate at levels that would cause interference to our operations. We have sought review of the Bureau's order by the full FCC.

The FCC also recently adopted rules that require satellite operators to take certain measures to mitigate the dangers of collision and orbital debris. Among other things, these rules impose certain requirements for satellite design and end-of-life disposal maneuvers for all satellites launched after March 18, 2002, which apply to seven of our in-orbit satellites. We believe that we are in compliance with all of these requirements and expect that we will continue to be able to comply with them going forward, but the requirements for end-of-life disposal could result in a slight reduction in the operational life of each new satellite.

- ***Geographic Service Rules.*** The FCC requires DBS licensees to comply with certain geographic service obligations intended to foster the provision of DBS service to subscribers residing in the states of Alaska and Hawaii. We believe that we are in compliance with these rules, but the State of Hawaii has filed a petition for administrative sanctions against us taking a contrary view, and urging the FCC to take enforcement action against us. A satellite television dealer named MicroCom has also requested the FCC to examine our quality of service to Alaska and Hawaii. We cannot be sure that the FCC will agree with our view that we are in compliance with the agency's geographic services rules, or that the FCC will not require us to make potentially cumbersome and costly changes to our offerings.

- ***FCC Conditions Imposed In Connection With the News Corporation and Liberty Transactions.*** The FCC approved the acquisition by News Corporation of its equity investment in us in December 2003. In doing so, the FCC imposed a number of regulatory conditions on us and News Corporation, some of which directly or indirectly affect our business. In particular, the FCC has imposed on us program carriage conditions, intended to prevent discrimination against all forms of unaffiliated programming; and certain program access conditions, intended to ensure non-discriminatory access to much of the programming carried on the DIRECTV service. We cannot predict what effect our compliance with or the FCC's enforcement of the remaining conditions will have on our business.

  In addition, in applying for authority to acquire News Corporation's interest in DIRECTV, Liberty undertook to assume regulatory conditions very similar to those currently applicable to News Corporation. That application remains pending, so we do not yet know what conditions will be applied by the FCC if it approves the proposed transaction. Accordingly, we cannot predict what effect our compliance with or the FCC's enforcement of any such conditions would have on our business.

- ***International Telecommunications Union Rules.*** We are required by international rules to coordinate the use of the frequencies on our satellites with other satellite operators who may interfere with us or who may suffer interference from our operations.

- ***Other Legal and Regulatory Requirements.*** DBS/DTH providers are subject to other federal and state regulatory requirements, such as Federal Trade Commission, FCC and state telemarketing and advertising rules, and subscriber privacy rules similar to those governing other MVPDs. We have agreed with the Federal Trade Commission to (1) review and monitor compliance with telemarketing laws by any companies we authorize to do telemarketing as well as by independent retailers, (2) investigate and respond to complaints about alleged improper telemarketing and (3) terminate our relationship with marketers or retailers found in violation. Similarly, we have agreed with certain state attorneys general to comply with advertising disclosure requirements and monitor compliance by independent retailers.

  In addition, although Congress has granted the FCC exclusive jurisdiction over the provision of DTH satellite services, aspects of DBS/DTH service remain regulated at the state and local level. For example, the FCC has promulgated rules prohibiting restrictions by local government agencies, such as zoning commissions and private organizations, such as homeowners associations, on the placement of DBS receiving antennas. Local governments and homeowners associations, however, may continue to regulate the placement of such antennas if necessary to accomplish a clearly defined public safety objective or to preserve a recognized historic district, and may also apply to the FCC for a waiver of FCC rules if there are other local concerns of a special or unusual nature. In addition, a number of state and local governments have attempted to impose consumer protection, customer service and other types of regulation on DBS operators. Also, while Congress has prohibited local taxation of the provision of DBS service, taxation at the state level is permissible, and many states have imposed such taxes. Incident to conducting a consumer directed business, we occasionally receive inquiries or complaints from authorities such as state attorneys general and state consumer protection offices. These matters are generally resolved in the ordinary course of business.

  In Latin America, DTVLA and its subsidiaries are subject to laws and regulations in each country in which they operate that govern many of the same aspects of our operations as in the United States, such as landing rights for satellites; spectrum, earth station and other licenses; must carry and other requirements with respect to the channels we carry; regulations governing telemarketing and customer service, etc. Regulatory regimes in Latin America are generally less developed than in the United States, as a result of which the application of existing laws and regulations to DBS providers is at times uncertain. In addition, there are certain areas where regulations in Latin America are stricter than in the United States, such as regarding labor and consumer protection laws. Foreign exchange laws in some countries can have a material impact on our ability to repatriate funds to the United States. Also, recently in several countries such as Brazil there have been proposed laws that would require us to carry certain thresholds of domestic or "national" content which, if approved, could have a material impact on our subsidiaries operating in those countries.

INTELLECTUAL PROPERTY

All DIRECTV Group companies maintain active programs for identifying and protecting our important intellectual property. With the exception of certain U.S. trademark registrations held by DIRECTV U.S., Sky Mexico and Sky Brazil pursuant to trademark license agreements, The DIRECTV Group owns all of our intellectual property for the benefit of our company and our subsidiaries.

We believe that our growing portfolio of pending and issued patents are important assets. We presently hold over 1,650 issued patents worldwide relating to our past and present businesses, including over 250 patents developed by, or otherwise relating to, the businesses of DIRECTV U.S. We hold a worldwide portfolio of over 710 registered trademarks, including over 465 foreign registrations related to the DIRECTV name and the Cyclone Design. In addition, DIRECTV U.S. holds over 105 U.S. trademark registrations relating to its business, including registrations of the primary "DIRECTV" and Cyclone Design trademarks. These trademarks are licensed royalty-free to third parties for use in support of DIRECTV U.S.' business. We actively protect our important patents and trademarks against unauthorized or improper use by third parties.

ENVIRONMENTAL REGULATION

We are subject to the requirements of federal, state, local and foreign environmental laws and regulations. These include laws regulating air emissions, water discharge and waste management. We have an environmental management function designed to facilitate and support our compliance with these requirements and attempt to maintain compliance with all such requirements. We have made and will continue to make, as necessary, capital and other expenditures to comply with environmental requirements. We do not, however, expect capital or other expenditures for environmental compliance to be material in 2008. Environmental requirements are complex, change frequently and have become more stringent over time. Accordingly, we cannot provide assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

We are also subject to environmental laws requiring the investigation and cleanup of environmental contamination at facilities we formerly owned or operated or currently own or operate or to which we sent hazardous wastes for treatment or disposal. We are aware of contamination at one of our former sites. We believe that we have adequately provided for the expected cost of environmental investigation and cleanup.

SEGMENT REPORTING DATA

Operating segment and principal geographic area data for 2007, 2006 and 2005 are summarized in Note 17 of the Notes to the Consolidated Financial Statements in Item 8, Part II of this Annual Report, which we incorporate herein by reference.

EMPLOYEES

As of December 31, 2007, we had approximately 11,300 full-time and 1,000 part-time employees. We believe that our employee relations are good. None of our employees is represented by labor unions in the United States. In some countries in Latin America there are labor unions with which we have a good working relationship.

ACCESS TO COMPANY REPORTS

Our website address is www.directv.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished, if any, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission, or SEC. We are not incorporating by reference in this Annual Report on Form 10-K any information on our website.

In addition, our DIRECTV U.S. subsidiary, DIRECTV Holdings LLC, is a separate registrant with the SEC. You can access DIRECTV Holdings LLC's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished, if any, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 free of charge through our website at www.directv.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors, as well as the more detailed descriptions of our business elsewhere in this Annual Report. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition or results of operations.

Our business, financial condition or results of operations could be materially and adversely affected by the following:

Construction or launch delays on satellites could materially adversely affect our revenues and earnings.

A key component of our business strategy is our ability to expand our offering of new programming and services, including increased local and HD programming. In order to accomplish this goal, we need to construct and launch new satellites. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, periodic unavailability of reliable launch opportunities due to competition for launch slots, weather and also due to general delays that result when a launch provider experiences a launch failure, and delays in obtaining regulatory approvals. A significant delay in the future delivery of any satellite would materially adversely affect the use of the satellite and thus could materially adversely affect our anticipated revenues and earnings. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction could also jeopardize a satellite authorization that is conditioned on timely construction and launch of the satellite.

Our satellites are subject to significant launch and operational risks.

Satellites are subject to significant operational risks relating to launch and while in orbit. Launch and operational risks include launch failure, incorrect orbital placement or improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 36 months, and obtain other launch opportunities. We estimate the overall historical loss rate for all launches of commercial satellites in the last five years to be approximately 5% but it may be higher. Any significant delays or failures in successfully launching and deploying our satellites could materially adversely affect our ability to generate revenues. While we have traditionally purchased insurance covering the launch and, in limited cases, operation of our satellites, such policies typically cover the loss of the satellite itself or a portion thereof, and not the business interruption or other associated direct and indirect costs. For our DIRECTV 11 satellite, scheduled for launch in the first quarter of 2008, we expect to purchase launch insurance covering a portion of the satellite and launch vehicle costs in the event of a total loss of the satellite prior to separation from the launch vehicle. We do not currently expect to purchase in-orbit insurance for the DIRECTV 11 satellite.

In-orbit risks include malfunctions, commonly referred to as anomalies, and collisions with meteoroids, other spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. We work closely with our satellite manufacturers to determine and eliminate the potential causes of anomalies in new satellites and provide for redundancies of critical components in the satellites as well as having backup satellite capacity. However, we cannot assure you that we will not experience anomalies in the future, nor can we assure you that our backup satellite capacity will be sufficient for our business purposes. Any single anomaly or series of anomalies could materially adversely affect our operations and revenues and our relationships with our subscribers, as well as our ability to attract new subscribers for our services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup satellites and potentially reducing revenues if service is interrupted. Finally, the occurrence of anomalies may materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are currently covered by existing insurance policies, others are not now covered or may not be covered in the future.

Our ability to earn revenue also depends on the usefulness of our satellites. Each satellite has a limited useful life. A number of factors affect the useful life of a satellite, including, among other things:

- the design;
- the quality of its construction;
- the durability of its component parts;
- the launch vehicle's insertion of the satellite into orbit;
- any required movement, temporary or permanent, of the satellite;
- the ability to continue to maintain proper orbit and control over the satellite's functions; and
- the remaining on-board fuel following orbit insertion.

Generally, the minimum design life of the satellites in our fleet is between 12 and 16 years. The actual useful lives of the satellites may be shorter or longer, in some cases significantly. Our operating results could be adversely affected if the useful life of any of our satellites were significantly shorter than 12 years from the date of launch.

In the event of a failure or loss of any of our satellites, we may relocate another satellite and use it as a replacement for the failed or lost satellite. In the event of a complete satellite failure, our services provided via that satellite could be unavailable for several days or longer while backup in-orbit satellites are repositioned and services are moved. We are not insured for any resultant lost revenues. The use of backup satellite capacity for our programming may require us to discontinue some programming services due to potentially reduced capacity on the backup satellite. Any relocation of our satellites would require prior FCC approval and, among other things, a demonstration to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. Such FCC approval may not be obtained. We believe we have or will have in 2008, in-orbit satellite capacity to expeditiously recover transmission of most DIRECTV U.S. programming in the event one of our in-orbit satellites fails. However, programming continuity cannot be assured in the event of multiple satellite losses. DTVLA leases its satellites and may not have a readily available replacement in the event of a failure or loss of any of its satellites. Programming continuity in the countries in which DTVLA operates cannot be assured in the event of a single satellite loss.

The cost of commercial insurance coverage on our satellites or the loss of a satellite that is not insured could materially adversely affect our earnings.

We use in-orbit and launch insurance to mitigate the potential financial impact of satellite fleet in-orbit and launch failures unless the premium costs are considered uneconomic relative to the risk of satellite failure. When insurance is obtained, it generally covers all or a portion of the unamortized book value of covered satellites. Although the insurance does not compensate for business interruption or loss of future revenues or subscribers, we rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact that a satellite failure may have on our ability to provide service.

The price, terms and availability of insurance fluctuate significantly. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and satellite health-related policy exclusions.

Any launch vehicle failure, or loss or destruction of any of our satellites, even if insured, could have a material adverse effect on our financial condition and results of operations, our ability to comply with FCC regulatory obligations and our ability to fund the construction or acquisition of replacement satellites in a timely fashion, or at all.

We compete with other MVPDs, some of whom have greater resources than we do and levels of competition are increasing.

We compete in the MVPD industry against cable television, RBOCs, wireless companies and other land-based and satellite-based system operators with service offerings including video, audio and interactive programming, data and other entertainment services and telephony service. Some of these competitors have greater financial, marketing and other resources than we do.

Some cable television operators have large, established customer bases and many cable operators have significant investments in, and access to, programming. According to the National Cable & Telecommunications Association's 2007 Industry Overview, 100% of the 112 million U.S. television households are passed by cable. Of the 112 million U.S. television households, approximately 97 million subscribe to a MVPD service and approximately 66% of MVPD subscribers receive their programming from a cable operator. Cable television operators have advantages relative to us, including or as a result of:

- being the incumbent MVPD operator with an established subscriber base in the territories in which we compete;
- bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, or with efficient two-way high-speed Internet access or telephone service on upgraded cable systems; and
- having the ability to provide certain local and other programming, including HD programming, in a larger number of geographic areas.

In addition, cable television operators have grown their subscriber bases through mergers and acquisitions. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, RBOCs, and others may result in providers capable of offering bundled television, data and telecommunications services in competition with our services.

We do not currently offer local channel coverage to markets covering approximately six percent of U.S. television households, which places us at a competitive disadvantage in those markets. We also have been unable to secure certain international programming, due to exclusive arrangements of programming providers with certain competitors, which has constrained our ability to compete for subscribers who wish to obtain such programming.

In the United States various RBOCs have deployed fiber optic lines directly to customers' homes or neighborhoods to deliver video services, which compete with the DIRECTV service. It is uncertain whether we will be able to increase our satellite capacity, offer a significant level of new services in existing markets in which we compete or expand to additional markets as may be necessary to compete effectively. Some of these RBOCs also sell the DIRECTV service as a bundle with their voice and data services. The existence of a new broadly-deployed network with the capability of providing video, voice and data services could present a significant competitive challenge. Should their deployment of fiber optic lines for video grow substantially, we may be unable to develop other distribution methods to make up for lost sales through the RBOCs.

In 2006, AT&T acquired BellSouth, one of the RBOCs that sells the DIRECTV service. AT&T has a similar arrangement with EchoStar. In December 2007, AT&T advised DIRECTV that AT&T was terminating the exclusivity arrangement with DIRECTV which had been part of the distribution agreement with BellSouth. AT&T is therefore free to sell and promote the services of any other non-affiliated DBS provider in those territories covered by the agreement with BellSouth. Although the underlying distribution agreement continues in effect, the action of AT&T could result in a reduction in the acquisition of subscribers through this distribution outlet.

As a result of these and other factors, we may not be able to continue to expand our subscriber base or compete effectively against cable television or other MVPD operators in the future.

Emerging digital media competition could materially adversely affect us.

Our business is focused on television, and we face emerging competition from other providers of digital media, some of which have greater financial, marketing and other resources than we do. Significant changes in consumer behavior with regard to the means by which they obtain video entertainment and information in response to this emerging digital media competition, could materially adversely affect our revenues and earnings or otherwise disrupt our business.

We depend on the Communications Act for access to cable-affiliated programming and changes impacting that access could materially adversely affect us.

We purchase a substantial percentage of our programming from programmers that are affiliated with cable system operators. Currently, under certain provisions of the Communications Act governing access to programming, cable-affiliated programmers generally must sell and deliver their programming services to all MVPDs on non-discriminatory terms and conditions. The Communications Act and the FCC rules also prohibit certain types of exclusive programming contracts involving programming from cable-affiliated programmers.

Any change in the Communications Act or the FCC's rules that would permit programmers that are affiliated with cable system operators to refuse to provide such programming or to impose discriminatory terms or conditions could materially adversely affect our ability to acquire programming on a cost-effective basis, or at all. The Communications Act prohibitions on certain cable industry exclusive contracting practices with cable-affiliated programmers were recently extended for another five years, through October 2012, though it is currently considering proposals that could shorten the term of this extension to two years if a cable operator could show that competition from new entrant MVPDs at that time had reached a sufficient penetration level in the relevant marketing area.

In addition, certain cable providers have denied us and other MVPDs access to a limited number of channels created by programmers with which the cable providers are affiliated. The cable providers have asserted that they are not required to provide such programming due to the manner in which that programming is distributed, which they argue is not covered by the program access provisions of the Communications Act. Challenges to this interpretation of the Communications Act have not been successful, and we may continue to be precluded from obtaining such programming, which in turn could materially adversely affect our ability to compete in regions serviced by those cable providers. Although the FCC recently addressed some of these issues in a limited fashion by placing access conditions on certain regional sports networks affiliated with Time Warner Cable, Inc. and Comcast Corporation, it is not clear that such provisions will be sufficient to assure our continued access to this programming on fair and nondiscriminatory terms.

Carriage requirements may negatively affect our ability to deliver local broadcast stations, as well as other aspects of our business.

The FCC's interpretation, implementation and enforcement of provisions of SHVIA and SHVERA, as well as judicial decisions interpreting and enforcing these laws, could hamper our ability to retransmit distant network and superstation signals, reduce the number of our existing or future subscribers that can qualify for receipt of these signals, impose costs on us in connection with the process of complying with the rules, or subject us to fines, monetary damages or injunctions. In implementing SHVIA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. Compliance with those FCC requirements may require costly upgrades to our broadcast system. Further, a recent FCC order interpreting the requirement that satellite carriers retransmit local digital signals with "equivalent bandwidth" of significantly viewed digital signals may constrain our ability to deliver such significantly viewed digital signals.

We have limited capacity, and the projected number of markets in which we can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. We may not be able to comply with these must carry rules, or compliance may mean that we are not able to use capacity that could otherwise be used for new or additional local or national programming services. In addition, the FCC has begun to consider an obligation for carriage of local digital broadcast transmissions after the digital television transition currently scheduled for February 17, 2009. If the FCC were to require us to carry all local signals in HD format wherever we carry any local signals in HD format as of that date, we would be unable to comply in many markets where we currently carry such signals without ceasing HD local service entirely in such markets, and would be precluded from launching additional markets currently planned for later this year.

We depend on others to produce programming and programming costs are increasing.

We depend on third parties to provide us with programming services, including third parties who are our affiliates and third parties controlled by competitors. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and deliver it to our subscribers at competitive prices. Our programming agreements generally have remaining terms ranging from less than one to up to ten years and contain various renewal and cancellation provisions. We may not be able to renew these agreements on favorable terms, or at all, or these agreements may be cancelled prior to expiration of their original terms. If we are unable to renew any of these agreements or the other parties cancel the agreements, we may not be able to obtain substitute programming, or if we are able to obtain such substitute programming, it may not be comparable in quality or cost to our existing programming.

In addition, many of our programming agreements contain annual price increases. When offering new programming, or upon expiration of existing contracts, programming suppliers have historically increased the rates they charge us for programming, increasing our costs. We expect this practice to continue. Increases in programming costs could cause us to increase the rates that we charge our subscribers, which could in turn cause subscribers to terminate their subscriptions or potential new subscribers to refrain from subscribing to our service. Furthermore, we may be unable to pass programming cost increases on to our subscribers, which could have a material adverse effect on our earnings or cash flow.

The FCC has adopted rules requiring us to negotiate in good faith with broadcast stations seeking carriage outside of the mandatory carriage regime described elsewhere. The rules for "retransmission consent" negotiations, which are similar to those that have applied to broadcast stations for years, require us to comply with certain indicia of good faith negotiation, as well as to demonstrate good faith under a "totality of the circumstances" test. Failure to comply with these rules could subject us to administrative sanctions and other penalties.

Our subscriber acquisition costs could materially increase.

We incur costs relating to subscribers acquired by us and subscribers acquired through third parties. These costs are known as subscriber acquisition costs. For instance, we provide installation incentives to our retailers to enable them to offer standard professional installation as part of the subscriber's purchase or lease of a DIRECTV System. In addition, we pay commissions to retailers for their efforts in offering a DIRECTV System at a lower cost to consumers. Our subscriber acquisition costs may materially increase to the extent we continue or expand current sales promotion activities or introduce other more aggressive promotions, or due to increased competition. Any material increase in subscriber acquisition costs from current levels would negatively impact our earnings and could materially adversely affect our financial performance.

Increased subscriber churn or subscriber upgrade and retention costs could materially adversely affect our financial performance.

Turnover of subscribers in the form of subscriber service cancellations, or churn, has a significant financial impact on the results of operations of any subscription television provider, including us, as does the cost of upgrading and retaining subscribers. Any increase in our upgrade and retention costs for our existing subscribers may adversely affect our financial performance or cause us to increase our subscription rates, which could increase churn. Churn may also increase due to factors beyond our control, including churn by subscribers who are unable to pay their monthly subscription fees, a slowing economy, significant signal theft, consumer fraud, a maturing subscriber base and competitive offers. Any of the risks described in this Annual Report that could potentially have a material adverse impact on our cost or service quality or that could result in higher prices for our subscribers could also, in turn, cause an increase in churn and consequently have a material adverse effect on our earnings and financial performance.

Our ability to keep pace with technological developments is uncertain.

In the MVPD industry, changes occur rapidly as new technologies are developed, which could cause our services and products that deliver our services to become obsolete. We may not be able to keep pace with technological developments. If the new technologies on which we intend to focus our investments fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, we could suffer a material adverse effect on our future competitive position, which could cause a reduction in our revenues and earnings. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development by us or any of our strategic partners could become obsolete prior to its introduction.

In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees is vigorous. We cannot assure you that we will be able to continue to attract and retain these employees.

To access technologies and provide products that are necessary for us to remain competitive, particularly in the area of broadband services, we may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that we may not be able to control or influence. These relationships may commit us to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

New technologies could also create new competitors for us. Entities such as RBOCs are implementing and supporting digital video compression over existing telephone lines and building out fiber optic lines to enhance their capabilities to deliver programming services. Satellite operators such as SES have begun offering turn-key packages of digital programming on a wholesale basis for distribution by rural telephone companies. While these entities are not currently providing MVPD services on a significant basis, many have the capabilities for such services and some have begun rolling out video services. We may not be able to compete successfully with new entrants in the market for video services.

Satellite programming signals have been stolen and may be stolen in the future, which could result in lost revenues and would cause us to incur incremental operating costs that do not result in subscriber acquisition.

The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe and are authorized to view it. The conditional access system uses, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent that conditional access technology. However, theft of cable and satellite programming has been widely reported, and the access or "smart" cards used in our conditional access system have been compromised in the past and could be compromised in the future.

We have undertaken various initiatives with respect to our conditional access system to further enhance the security of the DIRECTV signal. To help combat signal theft, we provide our subscribers with more advanced access cards that we believe significantly enhance the security of our signal. Currently, we believe these access cards have not been compromised. However, we cannot guarantee that new cards will prevent the theft of our satellite programming signals in the future. Furthermore, there can be no assurance that we will succeed in developing the technology we need to effectively restrict or eliminate signal theft. If our current access cards are compromised, our revenue and our ability to contract for video and audio services provided by programmers could be materially adversely affected. In addition, our operating costs could increase if we attempt to implement additional measures to combat signal theft.

Our business relies on intellectual property, some of which is owned by third parties, and we may inadvertently infringe patents and proprietary rights of others.

Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that we currently offer or may offer in the future. In general, if a court determines that one or more of our services or the products used to transmit or receive our services infringes on intellectual property owned by others, we and the applicable manufacturers or vendors may be required to cease developing or marketing those services and products, to obtain licenses from the owners of the intellectual property or to redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow us or the applicable manufacturers to use its intellectual property at any price, which could materially adversely affect our competitive position.

We may not be aware of all intellectual property rights that our services or the products used to transmit or receive our services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent. Therefore, we cannot evaluate the extent to which our services or the products used to transmit or receive our services may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.

We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on our earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could materially adversely affect our operating results. We are currently being sued in patent infringement actions related to use of technologies in our DTH business. There can be no assurance that the courts will conclude that our services or the products used to transmit or receive our services do not infringe on the rights of third parties, that we or the manufacturers would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we or the manufacturers would be able to redesign our services or the products used to transmit or receive our services to avoid infringement. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations for any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

See "Legal Proceedings-Intellectual Property Litigation" in Part I, Item 3 of this Annual Report.

The ability to maintain FCC licenses and other regulatory approvals is critical to our business.

If we do not obtain all requisite U.S. regulatory approvals for the construction, launch and operation of any of our existing or future satellites for the use of frequencies at the orbital locations planned for these satellites or for the provision of service, or the licenses obtained impose operational restrictions on us, our ability to generate revenue and profits could be materially adversely affected. In addition, under certain circumstances, existing licenses are subject to revocation or modification and upon expiration, renewal may not be granted. If existing licenses are not renewed, or are revoked or materially modified, our ability to generate revenue could be materially adversely affected.

In certain cases, satellite system operators are obligated by governmental regulation and procedures of the ITU to coordinate the operation of their systems with other users of the radio spectrum in order to avoid causing interference to those other users. Coordination may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location and/or otherwise modify planned or existing operations. For example, the FCC has conditionally granted Spectrum Five authority to provide DBS service using frequencies assigned to it by the Government of the Netherlands from an orbital slot located halfway between slots at which we currently operate. Other operators have filed similar requests. We believe this closer proximity, if permitted, significantly increases the risk of interference which could adversely affect the quality of service provided to our subscribers. We may not be able to successfully coordinate our satellites to the extent we are required to do so, and any modifications we make in the course of coordination, or any inability to successfully coordinate, may materially adversely affect our ability to generate revenue. In addition, the FCC is currently conducting a rulemaking proceeding to consider, among other things, the adoption of operating parameters under which such "tweener" systems would be automatically deemed coordinated.

Other regulatory risks include, among others:

- the relocation of satellites to different orbital locations if the FCC determines that relocation is in the public interest;
- the denial by the FCC of an application to replace an existing satellite with a new satellite or to operate a satellite beyond the term of its current authorization;
- the loss of authorizations to operate satellites on certain frequencies at certain locations if we do not construct, launch and operate satellites into those locations by certain dates; and
- the authorization by the United States or foreign governments of the use of frequencies by third party satellite or terrestrial facilities that have the potential to interfere with communication to or from our satellites, which could interfere with our contractual obligations or services to subscribers or other business operations.

All of our FCC satellite authorizations are subject to conditions imposed by the FCC in addition to the FCC's general authority to modify, cancel or revoke those authorizations. Use of FCC licenses and conditional authorizations are often subject to conditions, including technical requirements and implementation deadlines. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of authorizations and could have a material adverse effect on our ability to generate revenue. For example, loss of an authorization could potentially reduce the amount of programming and other services available to our subscribers. The materiality of such a loss of authorization would vary based upon, among other things, the orbital location at which the frequencies may be used.

In addition, many of our authorizations and pending applications will be subject to petitions and oppositions filed by several companies, and there can be no assurance that our authorizations will not be cancelled, revoked or modified or that our applications will not be denied. Moreover, the FCC recently adopted new rules for licensing satellites that may limit our ability to file applications and secure licenses in the future.

Congress has continued to shape the scope of the FCC's regulatory authority and enact legislation that affects our business. In addition, FCC proceedings to implement legislation and enact additional regulations are ongoing. The outcomes of these legislative or regulatory proceedings or their effect on our business cannot be predicted.

DTVLA is subject to various additional risks associated with doing business internationally, which include political instability, economic instability, and foreign currency exchange rate volatility.

All of DTVLA's operating companies are located outside the continental United States. DTVLA operates and has subscribers located throughout Latin America and the Caribbean Basin, which makes it vulnerable to risks of conducting business in foreign markets, including:

- difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;
- unexpected changes in regulatory environments;
- longer payment cycles;
- earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;
- political and economic instability;
- import and export restrictions and other trade barriers;
- difficulties in maintaining overseas subsidiaries and international operations; and
- difficulties in obtaining approval for significant transactions.

In the past, the countries that constitute some of DTVLA's largest markets, including Brazil, Argentina, Colombia and Venezuela have experienced economic crises, caused by external and internal factors, and characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions have often been related to political instability, including political violence. If these economic conditions recur, they could substantially reduce the purchasing power of the population in our markets and materially adversely affect our business.

Because DTVLA offers premium pay television programming, its business is particularly vulnerable to economic downturns. DTVLA has experienced, and may in the future experience, decreases or instability in consumer demand for its programming, as well as subscriber credit problems. DTVLA's inability to adjust its business and operations to adequately address these issues could materially adversely affect its revenues and ability to sustain profitable operations.

We may not be able to obtain or retain certain foreign regulatory approvals.

There can be no assurance that any current regulatory approvals held by us are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which we operate, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on our ability to generate revenue and our overall competitive position.

Our principal stockholder has significant influence over our management and over actions requiring stockholder approval and its interests may differ from ours.

As of December 31, 2007, News Corporation held approximately 41% of the issued and outstanding shares of our common stock. K. Rupert Murdoch, Chairman and Chief Executive of News Corporation, is the Chairman of our Board of Directors, and Chase Carey, who was formerly a director of and employed by News Corporation, is our President and Chief Executive Officer and a member of our Board of Directors. Additionally, two other current News Corporation executives are members of our Board of Directors. As a result, News Corporation has significant influence relating to our management and actions that require stockholder approval. The interests of News Corporation may differ from the interests of other holders of our common stock. The extent of New Corporation's stock ownership in us also may have the effect of discouraging offers to acquire control of us and may preclude holders of our common stock from receiving any premium above market price for their shares that may be offered in connection with any attempt to acquire control of us.

On December 22, 2006, News Corporation agreed to exchange its stake in us with Liberty in exchange for shares of News Corporation held by Liberty. The transaction, subject to various conditions, is currently expected to be completed in the first quarter of 2008. Under the transaction agreement, News Corporation has agreed that at closing, its three director designees will resign as directors. It is expected that Liberty will seek election of its director designees. As a result, if the transaction is completed and Liberty's director designees are elected, Liberty is expected to have significant influence relating to our management and actions that require stockholder approval. The interests of Liberty may differ from the interests of other holders of our common stock. The extent of Liberty's stock ownership in us also may have the effect of discouraging offers to acquire control of us and may preclude holders of our common stock from receiving any premium above market price for their shares that may be offered in connection with any attempt to acquire control of us.

News Corporation has agreed to certain "standstill" provisions relating to us during the pendency of the transaction with Liberty, which may have the effect of limiting significant transactions with third parties which would require stockholder approval. Further, in the unlikely event that the transaction between News Corporation and Liberty is not completed, our stock price may be adversely affected due to uncertainty regarding future actions of News Corporation with respect to its ownership interest in us.

We have significant debt.

We have sustained significant losses in the past and have significant amounts of debt. If we do not have sufficient income or other sources of cash, it could affect our ability to service debt and pay other obligations.

Results are impacted by the effect of, and changes in, United States and worldwide economic conditions.

Our business may be affected by factors in the United States and other countries in which we operate that are beyond our control, such as downturns in economic activity in a specific country or region, or in the MVPD industry. Factors such as interest rates and the health of the housing market may impact our business. A significant market downturn could have a material adverse effect on our earnings and financial performance.

We may face other risks described from time to time in periodic reports filed by us with the SEC.

We urge you to consider the above risk factors carefully in evaluating forward-looking statements contained in this Annual Report. The forward-looking statements included in this Annual Report are made only as of the date of this Annual Report and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2007, we had 31 locations operating in 16 states and 25 cities in the United States and 19 additional locations operating in nine countries outside the United States. At such date, we owned two million square feet of space and leased an additional two million square feet of space. The major locations of the DIRECTV U.S. segment include eight administrative offices, two broadcast centers and five call centers. The major locations of the DIRECTV Latin America segment include eleven administrative offices, four broadcast centers and eight call centers. We consider our properties adequate for our present needs.

ITEM 3. LEGAL PROCEEDINGS

(a) Material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we became or were a party during the year ended December 31, 2007 or subsequent thereto, but before the filing of this report, are summarized below:

Intellectual Property Litigation. We are a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of our businesses. In certain of these cases other industry participants are also defendants, and also in certain of these cases we expect that any potential liability would be the responsibility of our equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits can be analyzed by us at this stage of their proceedings, we believe the claims are without merit and intend to defend the actions vigorously. The final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

In this connection, on June 27, 2000, SuperGuide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, LLC, DIRECTV, Inc. DIRECTV Operations, LLC, and The DIRECTV Group, Inc.; Thomson Inc.; and EchoStar Communications Corporation, EchoStar Satellite Corporation and EchoStar Technologies Corporation. The action alleges infringement of three U.S. patents and seeks unspecified damages and injunctive relief. Gemstar Development Corp. was added as a third party defendant because it asserted to have exclusive control of the patents by reason of a license agreement with SuperGuide Corporation. On July 3, 2002, the court granted summary judgment of non-infringement to the DIRECTV defendants and DIRECTV system manufacturers under all asserted claims of the patents in the case, and judgment for all defendants dismissing the claims of infringement was entered on July 25, 2002. On February 12, 2004, the Court of Appeals for the Federal Circuit affirmed the decision in part and reversed in part, and remanded the action for further proceedings. In August, 2005 the court again granted summary judgment on two of the patents, dismissing the claims of infringement relating to them with prejudice, leaving only one patent at issue which expired in 2005. The court then stayed activity relating to the remaining patent, pending determination of the issue of Gemstar's license rights. After a bench trial, on July 19, 2007 the court entered judgment denying Gemstar's assertion and holding that SuperGuide has the relevant rights relating to the remaining patent. Proceedings regarding the remaining patent are now underway, and trial on the issues of infringement, enforceability and validity is expected in the second half of 2008.

Finisar Corporation. On April 4, 2005, Finisar Corporation filed a patent infringement action in the United States District Court for the Eastern District of Texas (Beaumont) alleging that the company, DIRECTV Holdings LLC, DIRECTV Enterprises, LLC, DIRECTV Operations, LLC, DIRECTV, Inc., and DTV Network Systems, Inc. infringed U.S. Patent No. 5,404,505. On June 23,

2006, the jury determined that we willfully infringed this patent and awarded approximately $79 million in damages. On July 7, 2006, the Court entered its final written judgment which denied Finisar's request for an injunction and instead granted DIRECTV an ongoing royalty. Under this grant, we would be obligated to pay Finisar $1.60 per new set-top box manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or is otherwise found to be invalid. The Court also increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million to Finisar. Post-judgment interest accrues on the total judgment.

We filed a notice of appeal to the Court of Appeals for the Federal Circuit on October 5, 2006, and Finisar also filed a notice of appeal on October 18, 2006. A bond was submitted to the District Court in the amount of $127 million as required security for the damages awarded but not yet paid pending appeal plus interest for the anticipated duration of the appeal. We were successful in obtaining an order that post-judgment ongoing royalties shall be held in escrow pending outcome of the appeal. Through December 31, 2007, the ongoing royalties amounted to $33 million, which has been paid into escrow. Oral arguments on the appeal and cross-appeal were heard by the Court on January 7, 2008.

Based on our review of the record in this case, including discussion with and analysis by counsel of the bases for our appeal, we have determined that we have a number of strong arguments available on appeal and, although there can be no assurance as to the ultimate outcome, we are confident that the judgment against us will ultimately be reversed, or remanded for a new trial in which we believe we would prevail. As a result, we have concluded that it is not probable that Finisar will ultimately prevail in this matter; therefore, we have not recorded any liability for this judgment nor are we recording any expense for the compulsory license.

***

Other. We are subject to other legal proceedings and claims that arise in the ordinary course of our business. The amount of ultimate liability with respect to such actions is not expected to materially affect our financial position, results of operations or liquidity.

(b) No previous reported legal proceedings were terminated during the fourth quarter ended December 31, 2007.

***

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

***

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Price

Effective December 3, 2007, our common stock is publicly traded on The NASDAQ Global Select Market under the symbol "DTV." Prior to December 3, 2007 our common stock was publicly traded on the New York Stock Exchange, or NYSE, under the symbol "DTV." The following table sets forth for the quarters indicated the high and low sales prices for our common stock, as reported on the NYSE Composite Tape for the period January 1, 2006 to December 2, 2007 and the NASDAQ Global Select Market for the period December 3, 2007 to December 31, 2007.

2007	High	Low
Fourth Quarter	$27.73	$22.68
Third Quarter	25.46	20.73
Second Quarter	24.77	22.10
First Quarter	26.09	21.65

2006	High	Low
Fourth Quarter	$25.57	$19.50
Third Quarter	19.98	16.32
Second Quarter	18.04	15.88
First Quarter	16.40	13.28

As of the close of business on February 21, 2008, there were approximately 77,906 holders of record of our common stock.

Dividend Rights and Other Stockholder Matters

Holders of our common stock are entitled to such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors in its sole discretion, subject to the preferential and other dividend rights of any outstanding series of our preferred stock. There were no shares of our preferred stock outstanding at December 31, 2007.

Except for a $275 million special cash dividend paid to General Motors, or GM, in connection with our split-off from GM in 2003, no dividends on our common stock have been declared by our Board of Directors for more than five years. We have no current plans to pay any dividends on our common stock. We currently expect to use our future earnings, if any, for the development of our businesses or other corporate purposes.

DIRECTV U.S. is subject to restrictive covenants under its credit facility. These covenants limit the ability of DIRECTV U.S. to, among other things, make restricted payments, including dividends, loans or advances to us.

Information regarding compensation plans under which our equity securities may be issued is included in Item 12 through incorporation by reference to our Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on June 3, 2008.

Share Repurchase Program

During 2006 and 2007 our Board of Directors approved multiple authorizations for the repurchase of a total of $5 billion of our common stock, the most recent of which was a $1 billion authorization in August 2007 that was completed in December 2007. The authorizations allow us to repurchase our common stock from time to time through open market purchases and negotiated transactions, subject to market conditions, the program may be suspended or discontinued at any time. The sources of funds for the purchases is our existing cash on hand and cash from operations. Repurchased shares are retired but remain authorized for registration and issuance in the future.

All purchases were made in accordance with Rule 10b-18 of Securities Exchange Act of 1934. A summary of the repurchase activity for the three months ended December 31, 2007 is as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
	(Amounts in Millions, Except Per Share Amounts)			
October 1 - 31, 2007	8	$25.71	8	$269
November 1 - 30, 2007	10	24.64	10	21
December 1 - 31, 2007	1	23.94	1	—
Total	19	25.07	19	—

Subsequent to December 31, 2007, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock.

For additional information regarding our share repurchases see Note 11 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

***

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended and As of December 31,				
	2007	2006	2005	2004	2003
	(Dollars in Millions, Except Per Share Amounts)				
Consolidated Statements of Operations Data:					
Revenues	$17,246	$14,755	$13,164	$11,360	$ 9,372
Total operating costs and expenses	14,760	12,398	12,531	13,479	9,510
Operating profit (loss)	$ 2,486	$ 2,357	$ 633	$(2,119)	$ (138)
Income (loss) from continuing operations before cumulative effect of accounting changes	$ 1,434	$ 1,420	$ 305	$(1,056)	$ (375)
Income (loss) from discontinued operations, net of taxes	17	—	31	(582)	78
Cumulative effect of accounting changes, net of taxes	—	—	—	(311)	(65)
Net income (loss)	$ 1,451	$ 1,420	$ 336	$(1,949)	$ (362)
Basic earnings (loss) per common share:					
Income (loss) from continuing operations before cumulative effect of accounting changes	$ 1.20	$ 1.13	$ 0.22	$ (0.77)	$ (0.27)
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations before cumulative effect of accounting changes	$ 1.20	$ 1.12	$ 0.22	$ (0.77)	$ (0.27)
Weighted average number of common shares outstanding (in millions):					
Basic	1,195	1,262	1,388	1,385	1,383
Diluted	1,202	1,270	1,395	1,385	1,383
Consolidated Balance Sheet Data:					
Total assets	$15,063	$15,141	$15,630	$14,324	$19,037
Long-term debt	3,347	3,395	3,405	2,410	2,435
Total stockholders' equity	6,302	6,681	7,940	7,507	9,631

In 2003, the $65 million cumulative effect of accounting change, net of taxes, was due to our adoption of Financial Accounting Standards Board, or FASB, Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51", or FIN 46 on July 1, 2003, and related to the consolidation of certain DIRECTV Latin America entities. Income from discontinued operations recorded in 2003 includes the results of our former PanAmSat and Hughes Software Systems, or HSS, businesses, which we sold in 2004.

In 2004, total operating costs and expenses include a $1.466 billion charge recorded for the impairment of SPACEWAY assets. Also in 2004, we recorded income from discontinued operations related to the results of operations and the sale of our PanAmSat and HSS businesses, which we sold in 2004. The $311 million cumulative effect of accounting change, net of taxes, in 2004 was due to DIRECTV U.S. changing its method of accounting for subscriber acquisition, upgrade and retention costs.

See the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding other significant transactions during each of the three years in the period ended December 31, 2007.

***

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. Information in this section is organized as follows:

- Summary Results of Operations and Financial Condition
- Significant Events Affecting the Comparability of the Results of Operations
- Key Terminology Used in Management's Discussion and Analysis of Financial Condition and Results of Operations
- Executive Overview and Outlook
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations, Off-Balance Sheet Arrangements and Contingencies
- Certain Relationships and Related-Party Transactions
- Critical Accounting Estimates
- Accounting Changes and New Accounting Pronouncements
- Security Ratings

THE DIRECTV GROUP, INC.

SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions, Except Per Share Amounts)		
Consolidated Statements of Operations:			
Revenues	$17,246	$14,755	$13,164
Operating costs and expenses			
Costs of revenues, exclusive of depreciation and amortization expense			
Broadcast programming and other	7,346	6,201	5,485
Subscriber service expenses	1,240	1,111	982
Broadcast operations expenses	323	286	254
Selling, general and administrative expenses, exclusive of depreciation and amortization expense			
Subscriber acquisitions costs	2,096	1,945	2,752
Upgrade and retention costs	976	870	1,117
General and administrative expenses	1,095	1,069	1,133
Gain from disposition of businesses	—	(118)	(45)
Depreciation and amortization expense	1,684	1,034	853
Total operating costs and expenses	14,760	12,398	12,531
Operating profit	2,486	2,357	633
Interest income	111	146	150
Interest expense	(235)	(246)	(238)
Other, net	26	42	(65)
Income from continuing operations before income taxes and minority interests	2,388	2,299	480
Income tax expense	(943)	(866)	(172)
Minority interests in net earnings of subsidiaries	(11)	(13)	(3)
Income from continuing operations	1,434	1,420	305
Income from discontinued operations, net of taxes	17	—	31
Net income	$ 1,451	$ 1,420	$ 336
Basic earnings per common share:			
Income from continuing operations	$ 1.20	$ 1.13	$ 0.22
Income from discontinued operations, net of taxes	0.01	—	0.02
Net income	$ 1.21	$ 1.13	$ 0.24
Diluted earnings per common share:			
Income from continuing operations	$ 1.20	$ 1.12	$ 0.22
Income from discontinued operations, net of taxes	0.01	—	0.02
Net income	$ 1.21	$ 1.12	$ 0.24
Weighted average number of common shares outstanding (in millions)			
Basic	1,195	1,262	1,388
Diluted	1,202	1,270	1,395

	December 31,	
	2007	2006
	(Dollars in Millions)	
Consolidated Balance Sheet Data:		
Cash and cash equivalents	$ 1,083	$ 2,499
Total current assets	3,146	4,556
Total assets	15,063	15,141
Total current liabilities	3,434	3,322
Long-term debt	3,347	3,395
Minority interests	11	62
Total stockholders' equity	6,302	6,681

Reference should be made to the notes to the Consolidated Financial Statements.

THE DIRECTV GROUP, INC.
SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION—(continued)

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions)		
Other Data:			
Operating profit	$ 2,486	$ 2,357	$ 633
Add: Depreciation and amortization expense	1,684	1,034	853
Operating profit before depreciation and amortization (1)	$ 4,170	$ 3,391	$1,486
Operating profit before depreciation and amortization margin (1)	24.2%	23.0%	11.3%
Capital expenditures (2)	$ 2,696	$ 1,987	$ 924
Net cash provided by operating activities	3,645	3,162	1,172
Net cash used in investing activities	(2,822)	(1,536)	(723)
Net cash provided by (used in) financing activities	(2,239)	(2,828)	945
Net cash provided by operating activities	$ 3,645	$ 3,162	$1,172
Less: Cash paid for property and equipment	(2,523)	(1,754)	(489)
Less: Cash paid for satellites	(169)	(222)	(400)
Free cash flow (3)	$ 953	$ 1,186	$ 283

(1) Operating profit before depreciation and amortization, which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and our Board of Directors use operating profit before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for acquired intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and Board of Directors separately measure and budget for capital expenditures and business acquisitions.

We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization expense. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

Operating profit before depreciation and amortization margin is calculated by dividing operating profit before depreciation and amortization by Revenues.

(2) Capital expenditures include cash paid and amounts accrued during the period for property, equipment and satellites. Beginning March 1, 2006, capital expenditures include the cost of set-top boxes receivers capitalized under DIRECTV U.S.' lease program.

(3) Free cash flow, which is a financial measure that is not determined in accordance with GAAP, can be calculated by deducting amounts under the captions "Cash paid for property and equipment" and "Cash paid for satellites" from "Net cash provided by operating activities" from the Consolidated Statements of Cash Flows. This financial measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. Our management and our Board of Directors use free cash flow to evaluate the cash generated by our current subscriber base, net of capital expenditures, for the purpose of allocating resources to activities such as adding new subscribers, retaining and upgrading existing subscribers, for additional capital expenditures and other capital investments or transactions and as a measure of performance for incentive compensation purposes. We believe this measure is useful to investors, along with other GAAP measures (such as cash flows from operating and investing activities), to compare our operating performance to other communications, entertainment and media companies. We believe that investors also use current and projected free cash flow to determine the ability of revenues from our current and projected subscriber base to fund required and discretionary spending and to help determine our financial value.

Selected Segment Data

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions)		
DIRECTV U.S.			
Revenues	$15,527	$13,744	$12,216
% of total revenues	90.0%	93.1%	92.8%
Operating profit	$ 2,402	$ 2,348	$ 802
Add: Depreciation and amortization expense	1,448	873	698
Operating profit before depreciation and amortization	$ 3,850	$ 3,221	$ 1,500
Operating profit margin	15.5%	17.1%	6.6%
Operating profit before depreciation and amortization margin	24.8%	23.4%	12.3%
Segment assets	$12,297	$11,687	$10,525
Capital expenditures (1)	2,330	1,809	782
DIRECTV Latin America			
Revenues	$ 1,719	$ 1,013	$ 742
% of total revenues	10.0%	6.9%	5.6%
Operating profit (loss)	$ 159	$ 79	$ (19)
Add: Depreciation and amortization expense	235	165	160
Operating profit before depreciation and amortization	$ 394	$ 244	$ 141
Operating profit margin	9.2%	7.8%	N/A
Operating profit before depreciation and amortization margin	22.9%	24.1%	19.0%
Segment assets	$ 2,456	$ 2,001	$ 1,148
Capital expenditures (1)	336	178	90
Network Systems			
Revenues	—	—	$ 211
% of total revenues	—	—	1.6%
Operating loss	—	—	$ (61)
Add: Depreciation and amortization expense	—	—	—
Operating loss before depreciation and amortization	—	—	$ (61)
Segment assets	—	—	—
Capital expenditures (1)	—	—	$ 18
Corporate and Other			
Revenues	—	$ (2)	$ (5)
Operating loss	$ (75)	$ (70)	$ (89)
Add: Depreciation and amortization expense	1	(4)	(5)
Operating loss before depreciation and amortization	$ (74)	$ (74)	$ (94)
Segment assets	$ 310	$ 1,453	$ 3,957
Capital expenditures (1)	30	—	34
Total			
Revenues	$17,246	$14,755	$13,164
Operating profit	$ 2,486	$ 2,357	$ 633
Add: Depreciation and amortization expense	1,684	1,034	853
Operating profit before depreciation and amortization	$ 4,170	$ 3,391	$ 1,486
Operating profit margin	14.4%	16.0%	4.8%
Operating profit before depreciation and amortization margin	24.2%	23.0%	11.3%
Total assets	$15,063	$15,141	$15,630
Capital expenditures (1)	2,696	1,987	924

(1) Capital expenditures include cash paid and amounts accrued during the period for property, equipment and satellites. Beginning March 1, 2006, capital expenditures include the cost of set-top boxes receivers capitalized under DIRECTV U.S.' lease program.

SIGNIFICANT EVENTS AFFECTING THE COMPARABILITY OF THE RESULTS OF OPERATIONS

Acquisitions

Darlene Transaction. On January 30, 2007, we acquired Darlene's 14% equity interest in DLA LLC for $325 million in cash and resolved all outstanding disputes with Darlene. We accounted for this acquisition using the purchase method of accounting.

Sky Transactions. During 2006, we completed the last in a series of transactions that were agreed in October 2004 with News Corporation, Televisa, Globo and Liberty Media International, which we refer to as the Sky Transactions. These transactions were completed as follows:

- On August 23, 2006, we completed the merger of our Brazil business, Galaxy Brasil Ltda., or GLB, with Sky Brazil and completed the purchase of News Corporation's and Liberty Media International's interests in Sky Brazil. We accounted for the Sky Brazil acquisition using the purchase method of accounting, and began consolidating the results of Sky Brazil from the date of acquisition. We also accounted for the reduction of our interest in GLB resulting from the merger as a partial sale which resulted in us recording a one-time pre-tax gain during the year ended December 31, 2006 of approximately $61 million in "Gain from disposition of businesses, net" in the Consolidated Statements of Operations.
- On February 16, 2006, we completed the acquisition of our equity interest in Sky Mexico, which included the acquisition of an equity interest in Sky Mexico in exchange for the sale of our DIRECTV Mexico subscribers to Sky Mexico and the acquisition of News Corporation's and Liberty Media International's equity interests in Sky Mexico for $373 million in cash. As a result of this transaction, we recorded gains of $57 million during the year ended December 31, 2006 and $70 million during the year ended December 31, 2005 to "Gain from disposition of businesses, net "in the Consolidated Statements of Operations. DIRECTV Mexico ceased operations in 2005 upon completion of the migration of its subscribers to Sky Mexico.

As a result of the Darlene and Sky transactions, we own 100% of PanAmericana, 74% of Sky Brazil, and 41% of Sky Mexico. Globo owns the other 26% of Sky Brazil and Televisa owns the other 59% of Sky Mexico. The results of PanAmericana and Sky Brazil are consolidated in our results. We account for our 41% interest in Sky Mexico under the equity method of accounting.

Divestiture

HNS—SkyTerra. On April 22, 2005, we completed the sale of a 50% interest in Hughes Network Systems LLC, or HNS LLC, which owned substantially all of the net assets formerly held by HNS, to SkyTerra Communications, Inc. As a result of this transaction, we recorded pre-tax impairment charges of $25 million during the year ended December 31, 2005 to "Gain from disposition of businesses, net "in the Consolidated Statements of Operations to reduce the carrying value of HNS' assets to fair value. As a result of the SkyTerra transaction, subsequent to April 22, 2005, we accounted for our investment in HNS under the equity method of accounting, and accordingly, recorded our interest in HNS' net income in "Other, net" in our Consolidated Statements of Operations until the sale of the remaining interest in January 2006.

See Note 3 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report for further information regarding acquisitions and divestitures.

Other Developments

In addition to the items described above, the following items had a significant effect on the comparability of our operating results for the years ended December 31, 2007, 2006 and 2005:

Lease Program. On March 1, 2006, DIRECTV U.S. introduced a new set-top receiver lease program. Prior to March 1, 2006, we expensed most set-top receivers provided to new and existing DIRECTV U.S. subscribers upon activation as a subscriber acquisition or upgrade and retention cost in the Consolidated Statements of Operations. Subsequent to the introduction of our lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the set-top receivers in "Property and equipment, net" in the Consolidated Balance Sheets.

The following table sets forth the amount of DIRECTV U.S. set-top receivers we capitalized, and depreciation expense we recorded, under the lease program for the years presented:

Capitalized subscriber leased equipment:	December 31, 2007	December 31, 2006
	(Dollars in Millions)	
Subscriber leased equipment—subscriber acquisitions	$ 762	$ 599
Subscriber leased equipment—upgrade and retention	774	473
Total subscriber leased equipment capitalized	$1,536	$1,072
Depreciation expense—subscriber leased equipment	$ 645	$ 147

Share Repurchase Program. During 2006 and 2007 our Board of Directors approved multiple authorizations for the repurchase of a total of $5 billion of our common stock, the most recent of which was a $1 billion authorization in August 2007 that was completed in December 2007. Subsequent to December 31, 2007, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock. In 2007 we repurchased 86 million shares for $2,025 million at an average price of $23.48 per share and in 2006 we repurchased 184 million shares for $2,977 million at an average price of $16.16 per share.

KEY TERMINOLOGY USED IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues. We earn revenues mostly from monthly fees we charge subscribers for subscriptions to basic and premium channel programming, HD programming and access fees, pay-per-view programming, and seasonal and live sporting events. We also earn revenues from monthly fees that we charge subscribers with multiple non-leased set-top receivers (which we refer to as mirroring fees), monthly fees we charge subscribers for leased set-top receivers, monthly fees we charge subscribers for DVR service, hardware revenues from subscribers who lease or purchase set-top receivers from us, our published programming guide, warranty service fees and advertising services.

Broadcast Programming and Other. These costs primarily include license fees for subscription service programming, pay-per-view programming, live sports and other events. Other costs include expenses associated with the publication and distribution of our programming guide, continuing service fees paid to third parties for active subscribers, warranty service costs and production costs for on-air advertisements we sell to third parties.

Subscriber Service Expenses. Subscriber service expenses include the costs of customer call centers, billing, remittance processing and certain home services expenses, such as in-home repair costs.

Broadcast Operations Expenses. These expenses include broadcast center operating costs, signal transmission expenses (including costs of collecting signals for our local channel offerings), and costs of monitoring, maintaining and insuring our satellites. Also included are engineering expenses associated with deterring theft of our signal.

Subscriber Acquisition Costs. These costs include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, regional Bell operating companies, and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers. Set-top receivers leased to new subscribers are capitalized in "Property and Equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for subscriber acquisitions is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

Upgrade and Retention Costs. The majority of upgrade and retention costs are associated with upgrade efforts for existing subscribers that we believe will result in higher average monthly revenue per subscriber, or ARPU, and lower churn. Our upgrade efforts include subscriber equipment upgrade programs for DVR, HD and HD DVR receivers and local channels, our multiple set-top receiver offer and similar initiatives. Retention costs also include the costs of installing and providing hardware under our movers program for subscribers relocating to a new residence. Set-top receivers leased to existing subscribers under upgrade and retention programs are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for upgrade and retention programs is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

General and Administrative Expenses. General and administrative expenses include departmental costs for legal, administrative services, finance, marketing and information technology. These costs also include expenses for bad debt and other operating expenses, such as legal settlements, and gains or losses from the sale or disposal of fixed assets.

Average Monthly Revenue Per Subscriber. We calculate ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average subscribers for the period. We calculate average subscribers for the period by adding the number of subscribers as of the beginning of the period and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one.

Average Monthly Subscriber Churn. Average monthly subscriber churn represents the number of subscribers whose service is disconnected, expressed as a percentage of the average total number of subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of disconnected subscribers for the period (total subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average subscribers for the period.

Subscriber Count. The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers and subscribers who are in the process of relocating.

SAC. We calculate SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for the period by the number of gross new subscribers acquired during the period. We calculate total subscriber acquisition costs for the period by adding together "Subscriber acquisition costs" expensed during the period and the amount of cash paid for equipment leased to new subscribers during the period.

EXECUTIVE OVERVIEW AND OUTLOOK

The following discussion of revenues and operating results relates to DIRECTV U.S., which generates 90% of our revenues.

Revenues. In 2007, DIRECTV U.S. revenues increased by 13.0% due to a larger subscriber base and a 7.2% increase in ARPU. In 2008, we anticipate revenues will increase by over 10.0% due to an increase in total subscribers and ARPU growth of 5.0% or more. ARPU increases are primarily expected to be driven by price increases and higher penetration of advanced products. After accounting for churn, our net new subscriber additions in 2007 were 878,000 which increased our total subscriber base by 5.5% to 16.8 million customers. In 2008, we expect net new subscriber additions to decrease due to the anticipated reduction in the number of subscribers added through our RBOC distributors as well as churn on the larger cumulative subscriber base.

Operating Results. In 2007, DIRECTV U.S. operating profit before depreciation and amortization increased 19.5% to $3,850 million and operating profit before depreciation and amortization margin improved from 23.4% in 2006 to 24.8% in 2007, primarily due to the gross profit generated from the higher revenues and an increase in the amount of set-top receivers capitalized in 2007 under the lease program introduced on March 1, 2006, partially offset by higher subscriber acquisition, upgrade and retention costs due to the increased number of new and existing subscribers adding HD and DVR services.

In 2008, we expect both operating profit before depreciation and amortization and operating profit before depreciation and amortization margin to increase. These improvements are anticipated to be due to the expected increase in revenues and improvements in most of our significant cost categories due to greater cost controls, scale and efficiencies.

In 2007, operating profit increased 2.3% to $2,402 million primarily due to higher operating profit before depreciation and amortization, partially offset by an increase in depreciation of leased set-top receivers capitalized under the new lease program and higher depreciation resulting from an increase in equipment purchased to support our broadcast operations. Operating profit in 2008 is expected to increase as the anticipated higher operating profit before depreciation and amortization is expected to be only partially offset by higher depreciation and amortization expense resulting from the set-top receiver lease program.

Free Cash Flow. In 2007, The DIRECTV Group generated $953 million of free cash flow, defined as net cash provided by operating activities less cash paid for property and satellites. During 2008, we expect significant free cash flow growth as a result of the anticipated increase in operating profit before depreciation and amortization and a decrease in capital expenditures for leased set top receivers, satellite construction and broadcast equipment to support our HD ground infrastructure. We anticipate these increases to be partially offset by a significant increase in cash paid for income taxes due mostly to the utilization of our net operating loss carryforwards in 2007.

RESULTS OF OPERATIONS

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

Consolidated Results of Operations

Revenues. The following table presents our revenues by segment:

Revenues by segment:	2007	2006	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$15,527	$13,744	$1,783	13.0%
DIRECTV Latin America	1,719	1,013	706	69.7%
Corporate and Other	—	(2)	2	(100.0)%
Total Revenues	$17,246	$14,755	$2,491	16.9%

The increase in our total revenues was due to higher ARPU and subscriber growth at DIRECTV U.S. and DIRECTV Latin America, as well as the acquisition of Sky Brazil in August 2006. We discuss these changes for each of our segments in more detail below.

Operating profit before depreciation and amortization. The following table presents our operating profit (loss) before depreciation and amortization by segment:

Operating profit (loss) before depreciation and amortization by segment:	2007	2006	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$3,850	$3,221	$629	19.5%
DIRECTV Latin America	394	244	150	61.5%
Corporate and Other	(74)	(74)	—	—
Total operating profit before depreciation and amortization	$4,170	$3,391	$779	23.0%

The increase in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues, the implementation of the DIRECTV U.S. lease program in March 2006 and the acquisition of Sky Brazil in August 2006, partially offset by higher subscriber acquisition and upgrade and retention costs at DIRECTV U.S. due to an increased number of new and existing subscribers adding HD and DVR services and gains totaling $118 million for the completion of the Sky Mexico and Sky Brazil transactions in 2006. We discuss these changes for each of our segments in more detail below.

Operating profit. The following table presents our operating profit (loss) by segment:

Operating profit (loss) by segment:	2007	2006	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$2,402	$2,348	$ 54	2.3%
DIRECTV Latin America	159	79	80	101.3%
Corporate and Other	(75)	(70)	(5)	7.1%
Total operating profit	$2,486	$2,357	$129	5.5%

The increase in our operating profit was primarily due to the increase in operating profits before depreciation and amortization, partially offset by higher depreciation and amortization expense due to the DIRECTV U.S.' lease program and the acquisition of Sky Brazil. We discuss these changes for each of our segments in more detail below.

Interest income. The decrease in interest income from $146 million in 2006 to $111 million in 2007 was due to lower average cash and short-term investment balances due mostly from the use of cash to fund the share repurchase programs.

Other, net. The significant components of "Other, net" were as follows:

	2007	2006	Change
	(Dollars in Millions)		
Equity in earnings of unconsolidated subsidiaries	$35	$27	$ 8
Net gain (loss) from sale of investments	(6)	14	(20)
Other	(3)	1	(4)
Total	$26	$42	$(16)

Income Tax Expense. We recognized income tax expense of $943 million in 2007 compared to $866 million in 2006. The change in income tax expense was primarily attributable to the change in income from continuing operations before income taxes and minority interests and accrued interest associated with unrecognized tax benefits. The 2006 income tax expense also reflects a tax benefit from the write-off of an investment in a foreign entity.

Income from discontinued operations. As a result of a favorable tax settlement, which we discuss in Note 18 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, we recorded a $17 million gain in "Income from discontinued operations, net of taxes" in our Consolidated Statements of Operations.

DIRECTV U.S. Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

	2007	2006	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$15,527	$13,744	$1,783	13.0%
Operating costs and expenses				
Costs of revenues, exclusive of depreciation and amortization expense				
Broadcast programming and other	6,681	5,830	851	14.6%
Subscriber service expenses	1,137	1,057	80	7.6%
Broadcast operations expenses	216	179	37	20.7%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense				
Subscriber acquisition costs	1,901	1,844	57	3.1%
Upgrade and retention costs	958	852	106	12.4%
General and administrative expenses	784	761	23	3.0%
Depreciation and amortization expense	1,448	873	575	65.9%
Total operating costs and expenses	13,125	11,396	1,729	15.2%
Operating profit	$ 2,402	$ 2,348	$ 54	2.3%
Other data:				
Operating profit before depreciation & amortization	$ 3,850	$ 3,221	$ 629	19.5%
Total number of subscribers (000's)	16,831	15,953	878	5.5%
ARPU	$ 79.05	$ 73.74	$ 5.31	7.2%
Average monthly subscriber churn%	1.51%	1.60%	—	(5.6)%
Gross subscriber additions (000's)	3,847	3,809	38	1.0%
Net subscriber additions (000's)	878	820	58	7.1%
Average subscriber acquisition costs—per subscriber (SAC)	$ 692	$ 641	$ 51	8.0%

Subscribers. In 2007, gross subscriber additions increased due to higher demand for HD and DVR services, partially offset by the effect of more stringent credit policies. Average monthly subscriber churn decreased primarily due to increased sales of HD and DVR services as well as the effect of more stringent credit policies. Net subscriber additions increased due to the higher gross subscriber additions and lower average monthly subscriber churn.

Revenues. DIRECTV U.S.' revenues increased as of result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR equipment and service fees, and an increase in lease fees due to higher average number of receivers per subscriber.

Operating profit before depreciation and amortization. The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues and the increase in the amount of set-top receivers capitalized in 2007 under the lease program implemented on March 1, 2006, partially offset by higher subscriber acquisition, upgrade and retention costs for the increased number of new and existing customers adding HD and DVR services.

Broadcast programming and other costs increased due to annual program supplier rate increases and the larger number of subscribers in 2007. Subscriber service expenses increased due to the larger subscriber base in 2007. Broadcast operations expense increased in 2007 due primarily to costs to support new HD local channel markets.

Subscriber acquisition costs increased due to higher advertising and direct sales marketing costs as well as higher costs associated with the increase in subscribers taking advanced products in 2007. This increase was partially offset by $159 million of higher costs in 2006 related to set top receivers being expensed prior to the implementation of the lease program on March 1, 2006, after which most set-top receivers were capitalized as well as lower set-top receiver costs. SAC per subscriber, which includes the cost of capitalized set-top receivers, increased due to higher direct sales marketing and advertising costs and higher costs associated with the increase in subscribers taking HD and DVR services, partially offset by lower set top receiver costs.

Upgrade and retention costs increased in 2007 due to higher volume of subscribers upgrading to HD and DVR services, partially offset by $115 million of higher costs in 2006 related to set top receivers being expensed prior to the implementation of the lease program and lower set top receiver costs.

General and administrative expenses increased in 2007 due to higher labor, employee benefit, and legal costs, partially offset by a $10 million reduction in bad debt expense compared to 2006.

Operating profit. The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by higher depreciation and amortization expense in 2007 resulting from the capitalization of set-top receivers under the lease program.

DIRECTV Latin America Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

	2007	2006	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$1,719	$1,013	$ 706	69.7%
Operating profit before depreciation & amortization	394	244	150	61.5%
Operating profit (loss)	159	79	80	101.3%
Other data:				
Total number of subscribers (000's)	3,279	2,711	568	21.0%
Net subscriber additions (000's)	568	1,118	(550)	NM*
Net subscriber additions (excluding the Sky Brazil acquisition) (000's)	568	249	319	128.1%
ARPU	$48.33	$41.71	$6.62	15.9%

* Percentage not meaningful

The increase in net subscriber additions, excluding the Sky Brazil acquisition in 2006, was primarily due to subscriber growth in Brazil, Argentina, Venezuela and Colombia, as well as a decrease in churn in Brazil and Venezuela.

The increase in revenues primarily resulted from a $527 million increase in revenue in Brazil primarily due to the acquisition of Sky Brazil in August 2006, higher ARPU and favorable exchange rates, as well as subscriber and ARPU growth in PanAmericana.

The higher operating profit before depreciation and amortization is primarily due to the gross profit generated by the increase in revenues, partially offset by gains totaling $118 million for the completion of the Sky Mexico and Sky Brazil transactions in 2006 and the increase in costs from the addition of Sky Brazil.

The higher operating profit was primarily due to the increase in operating profit before depreciation and amortization partially offset by higher depreciation and amortization expense resulting from the Darlene and Sky Brazil transactions.

Corporate and Other

Operating loss from Corporate and Other increased to $75 million in 2007 from $70 million in 2006.

Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

Consolidated Results of Operations

Revenues. The following table presents our revenues by segment:

Revenues by segment:	2006	2005	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$13,744	$12,216	$1,528	12.5%
DIRECTV Latin America	1,013	742	271	36.5%
Network Systems	—	211	(211)	(100.0)%
Corporate and Other	(2)	(5)	3	(60.0)%
Total revenues	$14,755	$13,164	$1,591	12.1%

The increase in our total revenues was due to higher ARPU and a larger subscriber base at DIRECTV U.S., higher revenues from the acquisition of Sky Brazil and subscriber growth at DIRECTV Latin America, partially offset by the decrease in revenues from the Network Systems segment that resulted from the divestiture of the HNS business. We discuss these changes for each of our segments in more detail below.

Operating profit before depreciation and amortization. The following table presents our operating profit (loss) before depreciation and amortization by segment:

Operating profit (loss) before depreciation and amortization by segment:	2006	2005	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$3,221	$1,500	$1,721	114.7%
DIRECTV Latin America	244	141	103	73.0%
Network Systems	—	(61)	61	(100.0)%
Corporate and Other	(74)	(94)	20	(21.3)%
Total operating profit before depreciation and amortization	$3,391	$1,486	$1,905	128.2%

The increase in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues and the implementation of the lease program in March 2006 at DIRECTV U.S., higher gross profits at DIRECTV Latin America, and the divestiture of our HNS business in 2005. We discuss these changes for each of our segments in more detail below.

Operating profit. The following table presents our operating profit (loss) by segment:

Operating profit (loss) by segment:	2006	2005	Change $	Change %
	(Dollars in Millions)			
DIRECTV U.S.	$2,348	$802	$1,546	192.8%
DIRECTV Latin America	79	(19)	98	NM
Network Systems	—	(61)	61	(100.0)%
Corporate and Other	(70)	(89)	19	(21.3)%
Total operating profit	$2,357	$633	$1,724	272.4%

The increase in our operating profit was primarily due to the increases in operating profits before depreciation and amortization described above, partially offset by higher depreciation and amortization expense due to DIRECTV U.S.' lease program. We discuss these changes for each of our segments in more detail below.

Other, net. The significant components of "Other, net" were as follows:

	2006	2005	Change
	(Dollars in Millions)		
Equity in earnings of unconsolidated subsidiaries	$27	$ 1	$ 26
Net gain (loss) from sale of investments	14	(1)	15
Refinancing transaction expenses	—	(65)	65
Other	1	—	1
Total	$42	$(65)	$107

The increase in equity earnings from unconsolidated affiliates was due mostly to $18 million of equity earnings attributable to our investment in Sky Mexico which was acquired on February 16, 2006 and $11 million of equity earnings recorded for HNS in 2006, partially offset by equity losses from other unconsolidated affiliates.

The net pre-tax gain from the sale of investments for 2006 included a $13 million gain recorded on the sale of our remaining 50% interest in HNS LLC to SkyTerra and a $1 million gain related to the sale of other equity investments for $14 million in cash.

During the second quarter of 2005, we completed a series of refinancing transactions that resulted in a $65 million pre-tax charge, of which $41 million was associated with the premium that we paid for the redemption of a portion of DIRECTV U.S.' 8.375% senior notes and $24 million with our write-off of a portion of our deferred debt issuance costs and other transaction costs.

Income tax expense. The change in income tax expense was primarily attributable to the change in income before income taxes and minority interests and an income tax benefit recognized in 2005 due to utilization of capital loss carryforwards and a benefit associated with a reduction in the amount of accrued foreign withholding taxes resulting from a favorable tax ruling in Mexico.

Income from discontinued operations. We recognized a $31 million gain in 2005 in income from discontinued operations, net of taxes due to a favorable tax settlement, which we discuss in Note 18 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

DIRECTV U.S. Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

	2006	2005	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$13,744	$12,216	$1,528	12.5%
Operating Costs and Expenses				
Costs of revenues, exclusive of depreciation and amortization expense				
Broadcast programming and other	5,830	5,050	780	15.4%
Subscriber service expenses	1,057	935	122	13.0%
Broadcast operations expenses	179	146	33	22.6%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense				
Subscriber acquisition costs	1,844	2,676	(832)	(31.1)%
Upgrade and retention costs	852	1,106	(254)	(23.0)%
General and administrative expenses	761	803	(42)	(5.2)%
Depreciation and amortization expense	873	698	175	25.1%
Total Operating Costs and Expenses	11,396	11,414	(18)	(0.2)%
Operating Profit	$ 2,348	$ 802	$1,546	192.8%
Other Data:				
Operating Profit Before Depreciation & Amortization	$ 3,221	$ 1,500	$1,721	114.7%
Total number of subscribers (000's)	15,953	15,133	820	5.4%
ARPU	$ 73.74	$ 69.61	$ 4.13	5.9%
Average monthly subscriber churn%	1.60%	1.70%	—	(5.9)%
Gross subscriber additions (000's)	3,809	4,170	(361)	(8.7)%
Net subscriber additions (000's)	820	1,193	(373)	(31.3)%
Average subscriber acquisition costs—per subscriber (SAC)	$ 641	$ 642	$ (1)	(0.2)%

Subscribers. The decrease in average monthly subscriber churn and the decrease in gross subscriber additions in 2006 were primarily due to the effect of more stringent credit policies we implemented beginning in the second quarter of 2005, and changes made to our distribution network to better align dealers with our objective to improve the overall credit quality of DIRECTV U.S.' subscribers. Our gross subscriber additions and churn were also affected by increased competition. The reduction in the number of net new subscribers was mainly due to the lower number of gross subscriber additions.

Revenues. DIRECTV U.S.' revenues increased as a result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages and an increase in the number of subscribers paying mirroring, lease, DVR and HD programming fees, and equipment upgrade fees.

Operating profit before depreciation and amortization. The improvement of operating profit before depreciation and amortization in 2006 was primarily due to the gross profit generated from the higher revenues, the capitalization of $1,072 million of set-top receivers under the lease program implemented on March 1, 2006, and fewer gross subscriber additions.

Broadcast programming and other costs increased primarily from the increased number of subscribers and annual program supplier rate increases. Subscriber service expenses increased mostly from the larger subscriber base and an increase in service calls and costs incurred at our call centers to support the increase in the number of subscribers with advanced products. Broadcast operations expenses increased as a result of the costs to support new HD local channel markets and launch of new advanced products.

The decrease in subscriber acquisition costs was primarily due to the capitalization of $599 million of set-top receivers under our new lease program and lower gross subscriber additions in 2006.

Including the cost of set-top receivers capitalized under our retention and upgrade programs, upgrade and retention costs incurred increased by $218 million in 2006 due mostly to increased volume under our HD and HD-DVR upgrade programs. This increase in upgrade and retention costs incurred was offset by the capitalization of $473 million of leased set-top receivers in 2006, resulting in a net decrease of $255 million compared to the prior year period.

The decrease in general and administrative expenses resulted mainly from $123 million of lower bad debt expense, legal costs and severance costs in 2006, partially offset by an increase in inventory management costs, property taxes mostly associated with leased set-top receivers, and labor, and employee benefit costs.

Operating profit. The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by an increase in depreciation of leased set-top receivers capitalized under the new lease program and higher depreciation resulting from an increase in equipment purchased to support our broadcast operations.

DIRECTV Latin America Segment

The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

	2006	2005	Change $	Change %
	(Dollars in Millions, Except Per Subscriber Amounts)			
Revenues	$1,013	$ 742	$ 271	36.5%
Operating Profit Before Depreciation & Amortization	244	141	103	73.0%
Operating Profit (Loss)	79	(19)	98	NM*
Other Data:				
Total number of subscribers (000's)	2,711	1,593	1,118	70.2%
Net subscriber additions (losses) (000's)	1,118	(53)	1,171	NM
Net subscriber additions (excluding the Sky Brazil acquisition and DIRECTV Mexico shut-down) (000's)	249	149	100	67.1%
ARPU	$41.71	$39.20	$ 2.51	6.4%

* Percentage not meaningful

The increase in net subscriber additions excluding the acquisition of Sky Brazil subscribers and the 2005 shut-down of DIRECTV Mexico and migration of subscribers to the Sky Mexico platform, was due to strong growth throughout PanAmericana in 2006.

The increase in revenues in 2006 compared to 2005 primarily resulted from the $205 million of added revenues from the acquisition of our interest in Sky Brazil in August 2006 and the increase in the number of subscribers.

The improvement in operating profit before depreciation and amortization and operating profit was primarily due to gains totaling $118 million for the completion of the Sky Mexico and Sky Brazil transactions in 2006, and an increase in gross profit resulting from the increase in revenues, partially offset by the $70 million gain recorded during 2005, also related to the Sky Mexico transaction, and a $11 million charge recorded in 2006 for the disposal of fixed assets.

The increase in operating profit was primarily due to the increase in operating profit before depreciation and amortization.

Network Systems Segment

The following table provides operating results for the Network Systems segment:

	2006	2005	Change $	Change %
	(Dollars in Millions)			
Revenues	$ —	$211	$(211)	N/A
Operating Loss Before Depreciation & Amortization	—	(61)	61	N/A
Operating Loss	—	(61)	61	N/A

As a result of the divestitures of the HNS businesses described above, there were no operating results for the Network Systems segment during 2006. The operating loss before depreciation and amortization and operating loss for the year ended December 31, 2005 included a $25 million impairment charge related to the sale of 50% of HNS LLC in April 2005.

Corporate and Other

Operating loss from Corporate and Other decreased to $70 million in 2006 from $89 million in 2005. The $19 million decrease was primarily due to higher pension expense in 2005 related to the HNS divestiture, partially offset by higher legal expenses and benefit costs in 2006.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, our cash and cash equivalent balances and short-term investments totaled $1.09 billion compared with $2.67 billion at December 31, 2006. The $1.58 billion decrease resulted primarily from the use of $2.03 billion of cash for the share repurchase program, $2.69 billion of cash for the acquisition of property and satellites, $325 million of cash to purchase Darlene's 14% interest in DLA LLC, and $210 million of cash for the repayment of Sky Brazil debt, partially offset by $3.65 billion of cash provided by operations.

As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) was 0.92 at December 31, 2007 and 1.37 at December 31, 2006. Working capital decreased by $1,522 million to a deficit of $288 million at December 31, 2007 from working capital of $1,234 million at December 31, 2006. The decreases during the period were mostly due to the decline in our cash and short-term investment balances resulting from the changes discussed above.

As of December 31, 2007, DIRECTV U.S. had the ability to borrow up to $500 million under its existing credit facility. The DIRECTV U.S. credit facility is available until 2011. DIRECTV U.S. is subject to restrictive covenants under its credit facility. These covenants limit the ability of DIRECTV

U.S. and its respective subsidiaries to, among other things, make restricted payments, including dividends, loans or advances to us.

During 2006 and 2007 our Board of Directors approved multiple authorizations for the repurchase of a total of $5 billion of our common stock, the most recent of which was a $1 billion authorization in August 2007 that was completed in December 2007. Subsequent to December 31, 2007, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock. For the year ended December 31, 2007, we repurchased 86 million shares for $2 billion, at an average price of $23.48 per share under our share repurchase program.

We expect to fund our cash requirements and our existing business plan using our available cash balances, and cash provided by operations. Additional borrowings, which may include borrowings under the $500 million DIRECTV U.S. revolving credit facility, may be required for wireless broadband strategic investment opportunities should they arise, or if the authorized amount of our share repurchase program is significantly increased. However, several factors may affect our ability to fund our operations and commitments that we discuss in "Contractual Obligations, Off-Balance Sheet Arrangements and Contingencies" below.

In addition, our future cash flows may be reduced if we experience, among other things, significantly higher subscriber additions than planned, increased subscriber churn or upgrade and retention costs, higher than planned capital expenditures for satellites and broadcast equipment, satellite anomalies or signal theft or if we are required to make a prepayment on our term loans under DIRECTV U.S.' senior secured credit facility.

Debt. At December 31, 2007, we had $3,395 million in total outstanding borrowings, bearing a weighted average interest rate of 6.8%. Our outstanding borrowings primarily consist of notes payable and amounts borrowed under a senior secured credit facility of DIRECTV U.S. as more fully described in Note 8 of the Notes to the Consolidated Financial Statements in Item 8, Part II of this Annual Report, which we incorporate herein by reference.

Our short-term borrowings, notes payable, senior secured credit facility and other borrowings mature as follows: $48 million in 2008; $98 million in 2009; $297 million in 2010; $98 million in 2011; $10 million in 2012; and $2,842 million thereafter. However, these amounts do not reflect potential prepayments that may be required under DIRECTV U.S.' senior secured credit facility. We were not required to make a prepayment for the years ended December 31, 2007 and 2006.

CONTRACTUAL OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS AND CONTINGENCIES

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007, including the future periods in which payments are expected. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements in Item 8 referenced in the table.

Contractual Obligations	Total	Payments Due By Period Less than 1 year	1-3 years	3-5 years	More than 5 years
		(Dollars in Millions)			
Long-term debt obligations (Note 8) (a)	$ 4,679	$ 279	$ 840	$ 505	$3,055
Purchase obligations (Note 18) (b)	4,740	1,257	2,392	926	165
Operating lease obligations (Note 18) (c)	531	97	171	177	86
Capital lease obligations (Note 18) (d)	92	8	16	16	52
Other long-term liabilities reflected on the Consolidated Balance Sheets under GAAP (Note 18) (e) (f)	315	76	169	54	16
Total	$10,357	$1,717	$3,588	$1,678	$3,374

(a) Long-term debt obligations include interest calculated based on the rates in effect at December 31, 2007, however, the obligations do not reflect potential prepayments that may be required under DIRECTV U.S.' senior secured credit facility, if any, or permitted under its indentures.

(b) Purchase obligations consist of broadcast programming commitments, satellite construction and launch contracts and service contract commitments. Broadcast programming commitments include guaranteed minimum contractual commitments that are typically based on a minimum number of required subscribers subscribing to the related programming. Actual payments may exceed the minimum payment requirements if the actual number of subscribers subscribing to the related programming exceeds the minimum amounts. Service contract commitments include minimum commitments for the purchase of services that have been outsourced to third parties, such as billing services, telemetry, tracking and control services and broadcast center services. In most cases, actual payments, which are typically based on volume, usually exceed these minimum amounts.

(c) Certain of the operating leases contain escalation clauses and renewal or purchase options, which we do not consider in the amounts disclosed.

(d) Sky Brazil entered into a transponder capacity agreement on a replacement satellite which began in January 2008. We expect to account for this agreement as a capital lease. The present value of minimum payments under this agreement is approximately $247 million, which is not included in amounts disclosed.

(e) Other long-term liabilities consist of amounts DIRECTV U.S. owes to the NRTC for the purchase of distribution rights and to the NRTC members that elected the long-term payment option resulting from the NRTC acquisition transactions in 2004, and satellite contracts.

(f) Payments due by period for other long-term liabilities reflected on the Consolidated Balance Sheet under GAAP do not include payments that could be made related to our unrecognized tax benefits liability, which amounted to $343 million as of December 31, 2007. The timing and amount of any future payments is not reasonably estimable, as such payments are dependent on the completion and resolution of examinations with tax authorities. We do not expect a significant payment related to these obligations within the next twelve months.

Off-Balance Sheet Arrangements

We are contingently liable under standby letters of credit and bonds in the aggregate amount of $138 million at December 31, 2007.

Contingencies

For a discussion of contingencies, see Note 18 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

For a discussion of "Certain Relationships and Related-Party Transactions," see Note 15 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect amounts reported. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported for future periods may be affected by changes in those estimates. The following represents what we believe are the critical accounting policies that may involve a higher degree of estimation, judgment and complexity. For a summary of our significant accounting policies, including those discussed below, see Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

Multi-Year Programming Contracts for Live Sporting Events. We charge the cost of multi-year programming contracts for live sporting events with minimum guarantee payments, such as DIRECTV U.S.' agreement with the NFL, to expense based on the ratio of each period's contract revenues to the estimated total contract revenues to be earned over the contract period. Management evaluates estimated total contract revenues at least annually. Estimates of forecasted revenues rely on assumptions regarding the number of subscribers to a given sporting events package and the estimated package price throughout the contract. While we base our estimates on past experience and other relevant factors, actual results could differ from our estimates. If actual results were to significantly vary from forecasted amounts, the profit recorded on such contracts in a future period could vary from current rates and the resulting change in profits recorded could be material to our consolidated results of operations.

Income Taxes. We must make certain estimates and judgments in determining provisions for income taxes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

We assess the recoverability of deferred tax assets at each reporting date and where applicable, record a valuation allowance to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. Our assessment includes an analysis of whether deferred tax assets will be realized in the ordinary course of operations based on the available positive and negative evidence, including the scheduling of deferred tax liabilities and forecasted income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment. In the event that actual income from operating activities differs from forecasted amounts, or if we change our estimates of forecasted income from operating activities, we could record additional charges in order to adjust the carrying value of deferred tax assets to their realizable amount. Such charges could be material to our consolidated results of operations and financial position.

In addition, the recognition of a tax benefit for tax positions involves dealing with uncertainties in the application of complex tax regulations. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. We provide for taxes for uncertain tax positions where assessments have not been received in accordance with FIN 48. We believe such tax reserves are adequate in relation to the potential for additional assessments. Once established, we adjust these amounts only when more information is available or when an event occurs necessitating a change to the reserves. Future events such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome will result in changes to the amounts provided.

Contingent Matters. Determining when, or if, an accrual should be recorded for a contingent matter, including but not limited to legal and tax issues, and the amount of such accrual, if any, requires a significant amount of management judgment and estimation. We develop our judgment and estimates in consultation with outside counsel based on an analysis of potential outcomes. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, we could record a charge in a future period that would be material to our consolidated results of operations and financial position.

Valuation of Long-Lived Assets. We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using the estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, and other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Depreciable Lives of Leased Set-Top Receivers. We currently lease most set-top receivers provided to new and existing subscribers and therefore capitalize the cost of those set-top receivers. We depreciate capitalized set-top receivers at DIRECTV U.S. over a three year estimated useful life, which is based on, among other things, management's judgment of the risk of technological obsolescence. Changes in the estimated useful lives of set-top receivers capitalized could result in significant changes to the amounts recorded as depreciation expense. Based on the book value of DIRECTV U.S.' set-top receivers capitalized as of December 31, 2007, if we extended the depreciable life of the set-top receivers by one half of a year, it would result in an approximately $120 million reduction in annual depreciation expense.

Valuation of Goodwill and Intangible Assets with Indefinite Lives. We evaluate the carrying value of goodwill and intangible assets with indefinite lives annually in the fourth quarter or more frequently when events and circumstances change that would more likely than not result in an impairment loss.

We completed our annual impairment testing during the fourth quarter of 2007, and determined that there was no impairment of goodwill or intangible assets with indefinite lives.

The goodwill evaluation requires the estimation of the fair value of reporting units where we record goodwill. We determine fair values primarily using estimated cash flows discounted at a rate commensurate with the risk involved, when appropriate. Estimation of future cash flows requires significant judgment about future operating results, and can vary significantly from one evaluation to the next. Risk adjusted discount rates are not fixed and are subject to change over time. As a result, changes in estimated future cash flows and/or changes in discount rates could result in a write-down of goodwill or intangible assets with indefinite lives in a future period which could be material to our consolidated results of operations and financial position.

Recognition of Rebate Related to Long-Term Purchase Agreement. As part of our sale of HNS' set-top receiver manufacturing operations to Thomson in June 2004, DIRECTV U.S. entered into a long-term purchase agreement with Thomson for the supply of set-top receivers. As part of this agreement, as amended, DIRECTV U.S. can earn a $57 million rebate from Thomson if Thomson's aggregate sales of DIRECTV U.S.' set-top receivers equal at least $4 billion over the initial five-year contract term plus an additional one-year optional extension period, or the Contract Term. DIRECTV U.S. has determined that, based upon projected set-top receiver requirements, it is probable and reasonably estimable that the minimum purchase requirement will be met for the $57 million rebate during the Contract Term. DIRECTV U.S. bases its probability assessment for meeting the minimum purchase requirement on its current and future business projections, including its belief that existing and new subscribers will likely acquire new set-top receivers due to certain technological advances. Any negative trends in the purchase of set-top receivers for existing and new subscribers may materially impact its ability to earn the rebate. On a quarterly basis, DIRECTV U.S. assesses whether the rebate is probable over the Contract Term. If DIRECTV U.S. subsequently determines that it is no longer probable that it will earn the rebate, DIRECTV U.S. would be required to reverse the amount of the credit recognized to date as a charge to the Consolidated Statements of Operations and an increase in the capitalized value of leased set-top receivers at the time such determination is made.

ACCOUNTING CHANGES AND NEW ACCOUNTING PRONOUNCEMENTS

For a discussion of accounting changes and new accounting pronouncements see Note 2 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report, which we incorporate herein by reference.

SECURITY RATINGS

Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations as they come due and expected loss given a default. Ratings in the Baa range for Moody's Investors Service and the BBB range for Standard & Poor's Ratings Services, or S&P, generally indicate adequate current protection of interest payments and principal security, with certain protective elements lacking. Ratings in the Ba range for Moody's and the BB range for S&P, generally indicate moderate protection of interest and principal payments, potentially outweighed by exposure to uncertainties or adverse conditions. In general, lower ratings result in higher borrowing costs. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

THE DIRECTV GROUP, INC.

Currently, The DIRECTV Group has the following security rating:

	Long-term Corporate Rating	Outlook
Standard & Poor's	BB	Stable

Currently, DIRECTV U.S. has the following security ratings:

	Senior Secured	Senior Unsecured	Corporate	Outlook
Standard & Poor's	BBB−	BB−	BB	Stable
Moody's	Baa3	Ba3	Ba2	Negative

***

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion and the estimated amounts generated from the sensitivity analyses referred to below include forward-looking statements of market risk which assume for analytical purposes that certain adverse market conditions may occur. Actual future market conditions may differ materially from such assumptions because the amounts noted below are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, you should not consider the forward-looking statements as our projections of future events or losses.

General

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates and changes in the market value of our equity investments. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. We enter into derivative instruments only to the extent considered necessary to meet our risk management objectives, and do not enter into derivative contracts for speculative purposes.

Foreign Currency Risk

We generally conduct our business in U.S. dollars with some business conducted in a variety of foreign currencies and therefore we are exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, we may enter into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions. The gains and losses on derivative foreign exchange contracts offset changes in value of the related exposures. As of December 31, 2007, we had no significant foreign currency exchange contracts outstanding. The impact of a hypothetical 10% adverse change in exchange rates on the fair values of foreign currency denominated assets and liabilities would be a loss of $23 million, net of taxes, at December 31, 2007.

Interest Rate Risk

We are subject to fluctuating interest rates, which may adversely impact our consolidated results of operations and cash flows. We had outstanding debt of $3,393 million at December 31, 2007, excluding unamortized bond premium, which consisted primarily of DIRECTV U.S.' fixed rate borrowings of $1,910 million and variable rate borrowings of $1,483 million. As of December 31, 2007, a hypothetical one percentage point increase in interest rates related to our outstanding variable rate debt would have increased our annual interest expense by approximately $15 million.

***

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The DIRECTV Group, Inc.
El Segundo, California

We have audited the accompanying consolidated balance sheets of The DIRECTV Group, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The DIRECTV Group, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 of the Notes to the Consolidated Financial Statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*; effective December 31, 2007, the Company adopted the measurement date provision of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*; and effective December 31, 2006 the Company adopted the other provisions of SFAS No. 158.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 25, 2008

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions, Except Per Share Amounts)		
Revenues	$17,246	$14,755	$13,164
Operating costs and expenses			
Costs of revenues, exclusive of depreciation and amortization expense			
Broadcast programming and other	7,346	6,201	5,485
Subscriber service expenses	1,240	1,111	982
Broadcast operations expenses	323	286	254
Selling, general and administrative expenses, exclusive of depreciation and amortization expense			
Subscriber acquisitions costs	2,096	1,945	2,752
Upgrade and retention costs	976	870	1,117
General and administrative expenses	1,095	1,069	1,133
Gain from disposition of businesses, net	—	(118)	(45)
Depreciation and amortization expense	1,684	1,034	853
Total operating costs and expenses	14,760	12,398	12,531
Operating profit	2,486	2,357	633
Interest income	111	146	150
Interest expense	(235)	(246)	(238)
Other, net	26	42	(65)
Income from continuing operations before income taxes and minority interests	2,388	2,299	480
Income tax expense	(943)	(866)	(172)
Minority interests in net earnings of subsidiaries	(11)	(13)	(3)
Income from continuing operations	1,434	1,420	305
Income from discontinued operations, net of taxes	17	—	31
Net income	$ 1,451	$ 1,420	$ 336
Basic earnings per common share:			
Income from continuing operations	$ 1.20	$ 1.13	$ 0.22
Income from discontinued operations, net of taxes	0.01	—	0.02
Net income	$ 1.21	$ 1.13	$ 0.24
Diluted earnings per common share:			
Income from continuing operations	$ 1.20	$ 1.12	$ 0.22
Income from discontinued operations, net of taxes	0.01	—	0.02
Net income	$ 1.21	$ 1.12	$ 0.24
Weighted average number of common shares outstanding (in millions):			
Basic	1,195	1,262	1,388
Diluted	1,202	1,270	1,395

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(Dollars in Millions, Except Share Data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,083	$ 2,499
Short-term investments	10	170
Accounts and notes receivable, net of allowances of $56 and $46	1,535	1,345
Inventories	193	148
Deferred income taxes	90	166
Prepaid expenses and other	235	228
Total current assets	3,146	4,556
Satellites, net	2,026	2,008
Property and equipment, net	3,807	2,445
Goodwill	3,669	3,515
Intangible assets, net	1,577	1,811
Investments and other assets	838	806
Total assets	$15,063	$15,141
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,032	$ 2,816
Unearned subscriber revenues and deferred credits	354	286
Short-term borrowings and current portion of long-term debt	48	220
Total current liabilities	3,434	3,322
Long-term debt	3,347	3,395
Deferred income taxes	567	315
Other liabilities and deferred credits	1,402	1,366
Commitments and contingencies		
Minority interests	11	62
Stockholders' equity		
Common stock and additional paid-in capital—$0.01 par value, 3,000,000,000 shares authorized, 1,148,268,203 shares and 1,226,490,193 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	9,318	9,836
Accumulated deficit	(2,995)	(3,107)
Accumulated other comprehensive loss	(21)	(48)
Total stockholders' equity	6,302	6,681
Total liabilities and stockholders' equity	$15,063	$15,141

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Shares	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), net of taxes	Total Stockholders' Equity	Comprehensive Income, net of taxes
		(Dollars in Millions, Except Share Data)				
Balance at January 1, 2005	1,385,814,459	$10,870	$(3,338)	$(25)	$ 7,507	
Net income			336		336	$ 336
Stock options exercised and restricted stock units vested and distributed	5,217,530	45			45	
Share-based compensation expense		41			41	
Minimum pension liability adjustment, net of tax				7	7	7
Foreign currency translation adjustments				3	3	3
Unrealized gains on securities, net of tax				1	1	1
Comprehensive income						$ 347
Balance at December 31, 2005	1,391,031,989	10,956	(3,002)	(14)	7,940	
Net income			1,420		1,420	$1,420
Stock repurchased and retired	(184,115,524)	(1,452)	(1,525)		(2,977)	
Stock options exercised and restricted stock units vested and distributed	19,573,728	257			257	
Share-based compensation expense		39			39	
Tax benefit from stock option exercises		42			42	
Other		(6)			(6)	
Minimum pension liability adjustment, net of tax				24	24	24
Adjustment to initially record funded status of defined benefit plans upon adoption of SFAS No. 158, net of tax				(46)	(46)	
Foreign currency translation adjustments				2	2	2
Unrealized losses on securities, net of tax				(14)	(14)	(14)
Comprehensive income						$1,432
Balance at December 31, 2006	1,226,490,193	9,836	(3,107)	(48)	6,681	
Net Income			1,451		1,451	$1,451
Stock repurchased and retired	(86,173,710)	(692)	(1,333)		(2,025)	
Stock options exercised and restricted stock units vested and distributed	7,951,720	118			118	
Share-based compensation expense		49			49	
Tax benefit from stock option exercises		18			18	
Other		(11)			(11)	
Adjustment to initially record cumulative effect of adopting FIN 48, net of tax			(5)		(5)	
Adjustment to record adoption of measurement date provisions of SFAS No. 158, net of tax			(1)		(1)	
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax				16	16	16
Foreign currency translation adjustments				(1)	(1)	(1)
Unrealized gains on securities, net of tax				12	12	12
Comprehensive income						$1,478
Balance at December 31, 2007	1,148,268,203	$ 9,318	$(2,995)	$(21)	$ 6,302	

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions)		
Cash Flows From Operating Activities			
Net income	$ 1,451	$ 1,420	$ 336
Income from discontinued operations, net of taxes	(17)	—	(31)
Income from continuing operations	1,434	1,420	305
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	1,684	1,034	853
Amortization of deferred revenues and deferred credits	(98)	(41)	(47)
Gain from disposition of businesses, net	—	(118)	(45)
Equity in earnings from unconsolidated affiliates	(35)	(27)	(1)
Net loss (gain) from sale or impairment of investments	9	(14)	1
Loss on disposal of fixed assets	8	20	3
Share-based compensation expense	49	39	41
Write-off of debt issuance costs	—	—	19
Deferred income taxes and other	453	770	188
Change in operating assets and liabilities:			
Accounts and notes receivable	(166)	(283)	(130)
Inventories	(45)	139	(159)
Prepaid expenses and other	46	(12)	(35)
Accounts payable and accrued liabilities	255	158	312
Unearned subscriber revenue and deferred credits	72	2	15
Other, net	(21)	75	(148)
Net cash provided by operating activities	3,645	3,162	1,172
Cash Flows From Investing Activities			
Purchase of short-term investments	(588)	(2,517)	(4,673)
Sale of short-term investments	748	3,029	4,512
Cash paid for property and equipment	(2,523)	(1,754)	(489)
Cash paid for satellites	(169)	(222)	(400)
Investment in companies, net of cash acquired	(348)	(389)	(1)
Proceeds from sale of investments	—	182	113
Proceeds from collection of notes receivable	—	142	—
Proceeds from sale of property	33	13	—
Proceeds from sale of businesses, net	—	—	246
Other, net	25	(20)	(31)
Net cash used in investing activities	(2,822)	(1,536)	(723)
Cash Flows From Financing Activities			
Common shares repurchased and retired	(2,025)	(2,977)	—
Repayment of long-term debt	(220)	(8)	(2,005)
Long-term debt borrowings	—	—	3,003
Net increase (decrease) in short-term borrowings	2	(2)	(2)
Repayment of other long-term obligations	(121)	(100)	(91)
Debt issuance costs	—	—	(5)
Stock options exercised	118	257	45
Excess tax benefit from share-based compensation	7	2	—
Net cash (used in) provided by financing activities	(2,239)	(2,828)	945
Net (decrease) increase in cash and cash equivalents	(1,416)	(1,202)	1,394
Cash and cash equivalents at beginning of the year	2,499	3,701	2,307
Cash and cash equivalents at end of the year	$ 1,083	$ 2,499	$ 3,701
Supplemental Cash Flow Information			
Cash paid for interest	$ 230	$ 243	$ 240
Cash paid for income taxes	408	30	13

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1: Description of Business

The DIRECTV Group, Inc., which we sometimes refer to as the company, we, or us, was incorporated in Delaware in 1977. We are a leading provider of digital television entertainment in the United States and Latin America. Our two business segments, DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location, are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial subscribers.

- ***DIRECTV U.S.*** DIRECTV Holdings LLC and its subsidiaries, which we refer to as DIRECTV U.S., is the largest provider of direct-to-home, or DTH, digital television services and the second largest provider in the multi-channel video programming distribution, or MVPD, industry in the United States.
- ***DIRECTV Latin America.*** DIRECTV Latin America, or DTVLA, is a leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of: PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, Puerto Rico and certain other countries in the region through our wholly-owned subsidiary, DIRECTV Latin America, LLC, or DLA LLC; our 74% owned subsidiary Sky Brasil Servicos Ltda., which we refer to as Sky Brazil; and our 41% equity method investment in Innova, S. de R.L. de C.V., or Sky Mexico. In January 2007, we acquired Darlene Investments LLC's 14% minority interest in DLA LLC for $325 million in cash.

Through April 22, 2005 we also operated the Network Systems segment, which was a provider of satellite-based private business networks and consumer broadband Internet access. Subsequent to the April 22, 2005 sale of a 50% interest in our former Hughes Network Systems, or HNS, business to SkyTerra Communications, Inc., we accounted for our investment in HNS under the equity method of accounting until the sale of the remaining 50% interest in January 2006.

See Note 3 for additional information regarding acquisitions and divestitures.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

We present our accompanying financial statements on a consolidated basis and include our accounts and those of our domestic and foreign subsidiaries that we control through equity ownership or for which we are deemed to be the primary beneficiary, after elimination of intercompany accounts and transactions. We allocate earnings and losses to minority interests only to the extent of a minority investor's investment in a subsidiary.

Use of Estimates in the Preparation of the Consolidated Financial Statements

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect amounts reported herein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Revenue Recognition

We recognize subscription and pay-per-view revenues when programming is broadcast to subscribers. We recognize subscriber fees for multiple set-top receivers, our published programming guide, warranty services and equipment rental as revenue, as earned. We recognize advertising revenues when the related services are performed. We defer programming payments received from subscribers in advance of the broadcast as "Unearned subscriber revenue and deferred credits" in the Consolidated Balance Sheets until earned.

Broadcast Programming and Other

We recognize the costs of television programming distribution rights when we distribute the related programming. We recognize the costs of television programming rights to distribute live sporting events for a season or tournament to expense using the straight-line method over the course of the season or tournament. However, we recognize the costs for live sporting events with multi-year contracts and minimum guarantee payments based on the ratio of each period's revenues to the estimated total contract revenues to be earned over the contract period. We evaluate estimated total contract revenues at least annually.

We defer advance payments in the form of cash and equity instruments from programming content providers for carriage of their signal and recognize them as a reduction of "Broadcast programming and other" in the Consolidated Statements of Operations on a straight-line basis over the related contract term. We record equity instruments at fair value based on quoted market prices or values determined by management. Through the end of 2006, we also recorded the amortization of a provision for above-market programming contracts that we recorded in connection with the 1999 acquisition of certain premium subscription programming contracts from United States Satellite Broadcasting Company, Inc. as a reduction of programming costs.

Subscriber Acquisition Costs

Subscriber acquisition costs consist of costs we incur to acquire new subscribers. We include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, regional Bell operating companies and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers in subscriber acquisition costs. We expense these costs as incurred, or when subscribers activate the DIRECTV® service, as appropriate, except for the cost of set-top receivers leased to new subscribers which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. Although paid in advance, the retailer or dealer earns substantially all commissions paid for customer acquisitions over 12 months from the date of subscriber activation. Should the subscriber cancel our service during the 12 month service period, we are reimbursed for the unearned portion of the commission by the retailer or dealer and record a decrease to subscriber acquisition costs. DIRECTV U.S. implemented a lease program on March 1, 2006, after which most set-top receivers provided to new subscribers are capitalized. We include the amount of our set-top receivers capitalized each period for subscriber acquisition activities in the Consolidated Statement of Cash Flows under the caption "Cash paid for property and equipment." See Note 4 below for additional information.

Upgrade and Retention Costs

Upgrade and retention costs consist primarily of costs we incur for loyalty programs offered to existing subscribers. The costs for loyalty programs include the costs of installing or providing hardware under our movers program (for subscribers relocating to a new residence), multiple set-top receiver offers, digital video recorder, or DVR, high-definition, or HD, local channel upgrade programs and other similar initiatives, and third party commissions we incur for the sale of additional set-top receivers to existing subscribers. We expense these costs as incurred, except for the cost of set-top receivers leased to existing subscribers which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. DIRECTV U.S. implemented a lease program on March 1, 2006, after which most set-top receivers provided to existing subscribers under upgrade and retention programs are capitalized. We include the amount of our set-top receivers capitalized each period for upgrade and retention activities in the Consolidated Statement of Cash Flows under the caption "Cash paid for property and equipment." See Note 4 below for additional information.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments we purchase with original maturities of three months or less.

Inventories

We state inventories at the lower of average cost or market. Inventories consist of finished goods for DIRECTV System equipment and DIRECTV System conditional access cards.

Property and Equipment, Satellites and Depreciation

We carry property and equipment, and satellites at cost, net of accumulated depreciation. The amounts we capitalize for satellites currently being constructed and those that have been successfully launched include the costs of construction, launch, launch insurance, incentive obligations and related capitalized interest. We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements over the lesser of the life of the asset or term of the lease.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are carried at historical cost and are subject to write-down, as needed, based upon an impairment analysis that we must perform at least annually, or sooner if an event occurs or circumstances change that would more likely than not result in an impairment loss. We perform our annual impairment analysis in the fourth quarter of each year. If an impairment loss results from the annual impairment test, we would record the loss as a pre-tax charge to operating income.

We amortize other intangible assets using the straight-line method over their estimated useful lives, which range from 5 to 20 years.

Valuation of Long-Lived Assets

We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we would recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, or other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal.

Foreign Currency

The U.S. dollar is the functional currency for most of our foreign operations. We recognize gains and losses resulting from remeasurement of these operations' foreign currency denominated assets, liabilities and transactions into the U.S. dollar in the Consolidated Statements of Operations.

We also have foreign operations where the local currency is their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. We record the resulting translation adjustment as part of accumulated other comprehensive income (loss), which we refer to as OCI, a separate component of stockholders' equity.

Investments and Financial Instruments

We maintain investments in equity securities of unaffiliated companies. We carry non-marketable equity securities at cost. We consider marketable equity securities available-for-sale and they are carried at current fair value based on quoted market prices with unrealized gains or losses (excluding other-than-temporary losses), net of taxes, reported as part of OCI. We continually review our investments to determine whether a decline in fair value below the cost basis is "other-than-temporary." We consider, among other factors: the magnitude and duration of the decline; the financial health and business outlook of the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and our intent and ability to hold the investment. If we judge the decline in fair value to be other-than-temporary, we write-down the cost basis of the security to fair value and recognize the amount in the Consolidated Statements of Operations as part of "Other, net" and record it as a reclassification adjustment from OCI.

We account for investments in which we own at least 20% of the voting securities or have significant influence under the equity method of accounting. We record equity method investments at cost and adjust for the appropriate share of the net earnings or losses of the investee. We record investee losses up to the amount of the investment plus advances and loans made to the investee, and financial guarantees made on behalf of the investee.

The carrying value of cash and cash equivalents, short-term investments, accounts and notes receivable, investments and other assets, accounts payable, and amounts included in accrued liabilities and other meeting the definition of a financial instrument approximated their fair values at December 31, 2007 and 2006.

Debt Issuance Costs

We defer costs we incur to issue debt and amortize these costs to interest expense using the straight-line method over the term of the respective obligation.

Share-Based Payment

We grant restricted stock units and common stock options to our employees. We recognize compensation expense equal to the fair value of the stock-based award at grant over the course of its requisite service period following Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123R.

We record compensation expense for restricted stock units and stock options on a straight-line basis over the service period of up to four years based upon the value of the award on the date approved, reduced for estimated forfeitures and adjusted for anticipated payout percentages related to the achievement of performance targets.

Income Taxes

We determine deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which we expect the differences to reverse. We must make certain estimates and judgments in determining income tax provisions, assessing the likelihood of recovering our deferred tax assets, and evaluating tax positions.

With the adoption of the Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48, on January 1, 2007, we now recognize a benefit in "Income tax expense" in the Consolidated Statements of Operations for uncertain tax positions that are more-likely-than-not to be sustained upon examination, measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Unrecognized tax benefits represent tax benefits taken or expected to be taken in income tax returns, for which the benefit has not yet been recognized in "Income tax expense" in the Consolidated Statements of Operations due to the uncertainty of whether such benefits will be ultimately realized. We recognize interest and penalties accrued related to unrecognized tax benefits in "Income tax expense" in the Consolidated Statements of Operations. Unrecognized tax benefits are recorded in "Income tax expense" in the Consolidated Statement of Operations at such time that the benefit is effectively settled.

Advertising Costs

We expense advertising costs primarily in "Subscriber acquisition costs" in the Consolidated Statements of Operations as incurred. Advertising expenses, net of payments received from programming content providers for marketing support, were $261 million in 2007, $233 million in 2006, and $199 million in 2005.

Market Concentrations and Credit Risk

We sell programming services and extend credit, in amounts generally not exceeding $100 each, to a large number of individual residential subscribers throughout the United States and most of Latin America. As applicable, we maintain allowances for anticipated losses.

Accounting Changes

Uncertain Tax Positions. On January 1, 2007, we adopted FIN 48. The cumulative effect of adopting FIN 48 resulted in a $5 million increase to the January 1, 2007 balance of "Accumulated deficit" in the Consolidated Balance Sheets. As of the date of adoption, our unrecognized tax benefits totaled $204 million, including $166 million of tax positions the recognition of which would affect the annual effective income tax rate. As of the date of adoption, we have accrued $45 million in interest and penalties as part of our liability for unrecognized tax benefits. See Note 9 below for additional information regarding unrecognized tax benefits.

Defined Benefit Postretirement Plans. On December 31, 2007, we adopted the measurement date provision of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This provision requires the measurement of plan assets and benefit obligations as of the date of our fiscal year end and accordingly resulted in a change in our measurement date, which was previously November 30. As a result of the adoption of this provision, we recorded an adjustment of $1 million to recognize net periodic benefit cost for the one month difference to "Accumulated deficit" in the Consolidated Balance Sheets as of December 31, 2007.

On December 31, 2006, we adopted the provisions of SFAS No. 158 that require us to recognize the funded status of our defined benefit postretirement plans in our Consolidated Balance Sheets and require that we recognize changes in the funded status of our defined benefit postretirement plans as a component of other comprehensive income, net of tax, in stockholders' equity in the Consolidated Balance Sheets, in the year in which changes occur. The adoption of the provisions to recognize the funded status of our benefit plans resulted in a $46 million decrease in "Accumulated other comprehensive income" in our Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income as of December 31, 2006.

Share-Based Payment. On January 1, 2006, we adopted SFAS No. 123R "Share-Based Payment." The adoption of this standard did not have a significant effect in our consolidated results of operations or financial position. However, as a result of the adoption of SFAS. No. 123R, we now report the excess income tax benefit associated with the exercise of stock options or pay-out of restricted stock units as a cash flow from financing activities in the Consolidated Statements of Cash Flows.

New Accounting Standards

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51." SFAS No. 160 establishes standards of accounting and reporting of noncontrolling interests in subsidiaries, currently known as minority interests, in consolidated financial statements, provides guidance on accounting for changes in the parent's ownership interest in a subsidiary and establishes standards of accounting of the deconsolidation of a subsidiary due to the loss of control. SFAS No.160 requires an entity to present minority interests as a component of equity. Additionally, SFAS No. 160 requires an entity to present net income and consolidated comprehensive income attributable to the parent and the minority interest separately on the face of the consolidated financial statements. We are currently assessing the effect SFAS No. 160 will have on our consolidated results of operations and financial position when adopted, as required, on January 1, 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R requires the acquiring entity to recognize and measure at an acquisition date fair value all identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree. The Statement recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R requires disclosures about the nature and financial effect of the business combination and also changes the accounting for certain income tax assets recorded in purchase accounting. We are currently assessing the effect SFAS No. 141R will have on our consolidated results of operations and financial position when adopted, as required, on January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits, but does not require, companies to report at fair value the majority of recognized financial assets, financial liabilities and firm commitments. Under this standard, unrealized gains and losses on items for which the fair value option is elected are reported in earnings at each subsequent reporting date. We do not expect the adoption of SFAS No. 159 on January 1, 2008 to have any effect on our consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, sets out a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements of assets and liabilities. SFAS No. 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements. We do not expect the adoption of SFAS No. 157 on January 1, 2008 to have any effect on our consolidated results of operations or financial position.

In September 2006, the Emerging Issues Task Force, or EITF, issued EITF No. 06-1, "Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider." EITF No. 06-1 provides guidance to service providers regarding the proper reporting of consideration given to manufacturers or resellers of equipment necessary for an end-customer to receive its services. Depending on the circumstances, such consideration is reported as either an expense or a reduction of revenues. We do not expect the adoption of EITF No. 06-1 on January 1, 2008 to have any effect on our consolidated results of operations.

Note 3: Acquisitions, Divestitures and Other Transactions

Acquisitions

Darlene Transaction

On January 30, 2007, we acquired Darlene's 14% equity interest in DLA LLC for $325 million in cash. We accounted for the acquisition of this interest using the purchase method of accounting. In the fourth quarter of 2007, we completed the valuation of acquired intangible assets and finalized the purchase accounting, which resulted in adjustments decreasing the preliminary allocation of the purchase price to the acquired intangible assets by $30 million, goodwill by $9 million and deferred tax liabilities by $39 million.

The following table set forth the final allocation of the excess purchase price over the book value of the minority interest acquired:

Goodwill	$187
Intangible assets	75
Total assets acquired	262
Net assets acquired	$262

Intangible assets that are included in "Intangible assets, net" in our Consolidated Balance Sheets include a subscriber related intangible asset to be amortized over six years and a trade name intangible asset to be amortized over 20 years from the Darlene Transaction.

Sky Transactions

During 2006 we completed the last in a series of transactions with News Corporation, Grupo Televisa, S.A., or Televisa, Globo Comunicacoes e Participacoes S.A., or Globo, and Liberty Media

International, which we refer to as the Sky Transactions as further described below. The Sky Transactions resulted in the combination of the DTH satellite platforms of DIRECTV and SKY in Latin America into a single platform in each of the major territories in the region.

Brazil. On August 23, 2006, we completed the merger of our Brazil business, Galaxy Brasil Ltda., or GLB, with and into Sky Brazil, and completed the purchase of News Corporation's and Liberty Media International's interests in Sky Brazil. As a result of these transactions, we hold a 74% interest in the combined business. The purchase consideration for the transactions amounted to $670 million, including $396 million in cash paid, of which we paid $362 million to News Corporation and Liberty Media International in 2004 and $30 million to News Corporation in August 2006, the $64 million fair value of the reduction of our interest in GLB resulting from the merger and the assumption of Sky Brazil's $210 million bank loan.

We accounted for the Sky Brazil acquisition using the purchase method of accounting, and began consolidating the results of Sky Brazil from the date of acquisition. We also accounted for the reduction of our interest in GLB resulting from the merger as a partial sale pursuant to EITF No. 90-13 "Accounting for Simultaneous Common Control Mergers," which resulted in us recording a one-time pre-tax gain during the third quarter of 2006 of $61 million in "Gain from disposition of businesses, net" in the Consolidated Statements of Operations. In the third quarter of 2007, we completed the valuation of acquired intangible assets and finalized the purchase accounting, which resulted in adjustments increasing the preliminary allocation of the purchase price to the acquired intangible assets by $66 million and deferred tax liabilities by $35 million and decreasing goodwill by $31 million.

The following table sets forth the final allocation of the purchase price to the Sky Brazil net assets acquired on August 23, 2006:

Total current assets	$ 77
Goodwill	432
Intangible assets	355
Other long-term assets	98
Total assets acquired	962
Total current liabilities (excluding $210 million of bank debt assumed)	137
Other liabilities	155
Total liabilities assumed	292
Net assets acquired	$670

The assets acquired included approximately $42 million in cash. Intangible assets that are included in "Intangible assets, net" in our Consolidated Balance Sheets include a subscriber related intangible asset to be amortized over six years and a trade name intangible asset to be amortized over 20 years.

The following selected unaudited pro forma information is being provided to present a summary of the combined results of The DIRECTV Group and Sky Brazil for the years ended December 31, 2006 and 2005 as if the acquisition had occurred as of the beginning of the respective periods, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect our results of operations had Sky Brazil operated as part of us for each of the periods presented, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

	Years Ended December 31,	
	2006	2005
	(Dollars in Millions, Except Per Share Amounts)	
Revenues	$15,077	$13,535
Operating profit	2,375	624
Income from continuing operations before income taxes and minority interests	2,307	492
Net income	1,425	343
Basic earnings per common share	1.13	0.25
Diluted earnings per common share	1.12	0.25

Mexico. In Mexico, also as part of the Sky Transactions, DTVLA's local operating company, DIRECTV Mexico, sold its subscriber list to Sky Mexico and, after completing the transfer of its subscribers to Sky Mexico, ceased providing services in the third quarter of 2005. During 2005, as the transferred subscribers met certain retention requirements, we earned a variable note receivable from Sky Mexico and we recorded a corresponding gain of $70 million during the year ended December 31, 2005 in "Gain from disposition of businesses, net "in our Consolidated Statements of Operations. At completion of the transaction in February 2006, we recorded an additional gain of $57 million in "Gain from disposition of businesses, net "in our Consolidated Statements of Operations when DLA LLC received an equity interest in Sky Mexico resulting from the sale of DIRECTV Mexico's subscriber list and transfer of subscribers to Sky Mexico and cancellation of the note receivable. Also in February 2006, we acquired News Corporation's and Liberty Media International's equity interests in Sky Mexico for $373 million in cash. On April 27, 2006, we sold a portion of our equity interest to Televisa for $59 million in cash, which reduced our equity interest in Sky Mexico to 41%. We account for our investment in Sky Mexico using the equity method of accounting. See Note 6 for additional information regarding this investment.

Other. In 2004, we acquired Sky Multi-Country Partners and related entities for $30 million in cash. As part of this transaction, News Corporation agreed to reimburse us $127 million for the Sky entities' net liabilities we assumed, which we received from News Corporation in August 2006.

Divestitures

Hughes Network Systems

On April 22, 2005, we completed the contribution of substantially all of HNS' net assets to a new entity, Hughes Network Systems LLC, or HNS LLC, in exchange for cash proceeds of $196 million and sold a 50% interest in HNS LLC to SkyTerra in exchange for cash proceeds of $50 million and 300,000 shares of SkyTerra common stock with a fair value of $11 million. We recorded pre-tax impairment charges of $25 million during 2005 to "Gain from disposition of businesses, net "in our Consolidated Statements of Operations related to this transaction.

In January 2006, we completed the sale of our remaining 50% interest in HNS LLC to SkyTerra, and resolved a working capital adjustment from the prior transaction, in exchange for $110 million in cash, which resulted in our recording in the first quarter of 2006 a gain of $14 million related to the sale in "Other, net" in the Consolidated Statements of Operations.

HNS' operating results are included in continuing operations in our Consolidated Statements of Operations through April 22, 2005. The following table sets forth our pro forma revenues and operating profit excluding the HNS operations that were contributed as part of the SkyTerra transaction.

	Year Ended December 31, 2005
	(Dollars in Millions)
Revenues	$12,957
Operating profit	693

Other Discontinued Operations

During 2007, we recorded a $17 million reduction to our unrecognized tax benefits in "Income from discontinued operations, net of taxes" in our Consolidated Statements of Operations as a result of a settlement of a foreign withholding tax dispute from a previously divested business.

As discussed in more detail in Note 18, during 2005, we recorded a $31 million gain in "Income from discontinued operations, net of taxes" in our Consolidated Statements of Operations that resulted from a favorable tax settlement related to a previously discontinued operation.

Note 4: Satellites, Net and Property and Equipment, Net

The following table sets forth the amounts recorded for "Satellites, net" and "Property and equipment, net" in our Consolidated Balance Sheets at December 31:

	Estimated Useful Lives (years)	2007	2006
	(Dollars in Millions)		
Satellites	10-16	$2,163	$1,797
Satellites under construction	—	474	665
Total		2,637	2,462
Less accumulated depreciation		611	454
Satellites, net		$2,026	$2,008
Land and improvements	9-30	$ 34	$ 31
Buildings and leasehold improvements	2-40	301	239
Machinery and equipment	3-23	2,821	2,240
Subscriber leased set-top receivers	3-7	3,731	2,177
Construction in-progress	—	365	463
Total		7,252	5,150
Less accumulated depreciation		3,445	2,705
Property and equipment, net		$3,807	$2,445

We capitalized interest costs of $51 million in 2007, $55 million in 2006, and $31 million in 2005 as part of the cost of our property and satellites under construction. Depreciation expense was $1,264 million in 2007, $664 million in 2006, and $502 million in 2005.

On March 1, 2006, DIRECTV U.S. introduced a new set-top receiver lease program. Prior to March 1, 2006, most set-top receivers provided to new and existing DIRECTV U.S. subscribers were immediately expensed upon activation as a subscriber acquisition or upgrade and retention cost in the Consolidated Statements of Operations. Subsequent to the introduction of the lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the set-top receivers in "Property and equipment, net" in the Consolidated Balance Sheets. We depreciate capitalized set-top receivers over a three year estimated useful life and include the amount of set-top receivers capitalized each period in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

The following table sets forth the amount of DIRECTV U.S. set-top receivers we capitalized, and depreciation expense we recorded, under the lease program for each of the periods presented:

Capitalized subscriber leased equipment:	Years Ended December 31, 2007	2006
	(Dollars in Millions)	
Subscriber leased equipment—subscriber acquisitions	$ 762	$ 599
Subscriber leased equipment—upgrade and retention	774	473
Total subscriber leased equipment capitalized	$1,536	$1,072
Depreciation expense—subscriber leased equipment	$ 645	$ 147

Note 5: Goodwill and Intangible Assets

The changes in the carrying amounts of goodwill by segment for the years ended December 31, 2007 and 2006 were as follows:

	DIRECTV U.S.	DIRECTV Latin America	Total
	(Dollars in Millions)		
Balance as of January 1, 2006	$3,032	$ 13	$3,045
Sky Transactions	—	470	470
Balance as of December 31, 2006	3,032	483	3,515
Acquisition of Darlene interest in DLA LLC	—	187	187
Finalization of Sky Brazil purchase price allocation	—	(31)	(31)
Other	—	(2)	(2)
Balance as of December 31, 2007	$3,032	$637	$3,669

We performed our annual impairment tests for goodwill and orbital slots in the fourth quarters of 2007, 2006, and 2005. The estimated fair values for each reporting unit and the orbital slots exceeded our carrying values, and accordingly, no impairment losses were recorded during 2007, 2006, or 2005.

The following table sets forth the amounts recorded for intangible assets at December 31:

		December 31, 2007			December 31, 2006		
	Estimated Useful Lives (years)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
				(Dollars in Millions)			
Orbital slots	Indefinite	$ 432		$ 432	$ 432		$ 432
72.5° WL Orbital license	5	208	$ 132	76	182	$ 94	88
Subscriber related	5-10	1,697	942	755	1,597	620	977
Dealer network	15	130	71	59	130	62	68
Trade name and other	10-20	95	5	90	36	2	34
Distribution rights	7	334	169	165	334	122	212
Total intangible assets		$2,896	$1,319	$1,577	$2,711	$900	$1,811

Amortization expense of intangible assets was $419 million in 2007 and $369 million in 2006 and $351 million in 2005.

Estimated amortization expense for intangible assets in each of the next five years and thereafter is as follows: $412 million in 2008; $350 million in 2009; $152 million in 2010; $97 million in 2011; $55 million in 2012 and $79 million thereafter.

Note 6: Investments

Equity Method Investments

We have investments in companies that we accounted for under the equity method of accounting totaling $551 million as of December 31, 2007 and $510 million as of December 31, 2006.

As discussed in Note 3, we acquired a 41% interest in Sky Mexico in 2006. The book value of our investment in Sky Mexico was $505 million at December 31, 2007 and $464 million at December 31, 2006.

The following table sets forth equity in earnings of our 41% interest in Sky Mexico for the periods presented:

	Years Ended December 31,	
	2007	2006
	(Dollars in Millions)	
Equity in earnings of Sky Mexico	$41	$18

In January 2006, we completed the sale of our 50% interest in HNS LLC to SkyTerra Communications, Inc. and resolved a working capital adjustment from a prior transaction in exchange for $110 million in cash, which resulted in our recording a gain of $14 million related to the sale, in addition to equity earnings of HNS LLC of $11 million in "Other, net" in the Consolidated Statements of Operations.

Other Investments

We had investments in marketable equity securities of $56 million as of December 31, 2007 and $37 million as of December 31, 2006, which were stated at current fair value and classified as available-for-sale.

Accumulated unrealized gains, net of taxes, included as part of accumulated other comprehensive income were $21 million in 2007, $9 million in 2006 and $23 million in 2005.

During 2005, we sold an equity investment for $113 million in cash and recorded a net pre-tax loss of $1 million.

Note 7: Accounts Payable and Accrued Liabilities; Other Liabilities and Deferred Credits

The significant components of "Accounts payable and accrued liabilities" in our Consolidated Balance Sheets are as follows:

	December 31, 2007	December 31, 2006
	(Dollars in Millions)	
Programming costs	$1,506	$1,358
Accounts payable	447	435
Commissions due to installers and dealers	294	241
Payroll and employee benefits	126	121
Other	659	661
Total accounts payable and accrued liabilities	$3,032	$2,816

The significant components of "Other liabilities and deferred credits" in our Consolidated Balance Sheets are as follows:

	December 31, 2007	December 31, 2006
	(Dollars in Millions)	
Programming costs	$ 368	$ 411
Deferred credits	213	230
Other accrued taxes	343	161
Pension and other postretirement benefits	75	90
Obligation under capital lease	43	47
Other	360	427
Total other liabilities and deferred credits	$1,402	$1,366

Note 8: Debt

The following table sets forth our outstanding debt:

	Interest Rates at December 31, 2007	December 31, 2007	December 31, 2006
		(Dollars in Millions)	
8.375% senior notes due in 2013	8.375%	$ 910	$ 910
6.375% senior notes due in 2015	6.375%	1,000	1,000
Credit facility	6.102%	1,483	1,492
Sky Brazil bank loan	—	—	210
Other debt	—	2	3
Total debt		3,395	3,615
Less: current portion of long-term debt		48	220
Long-term debt		$3,347	$3,395

Notes Payable. The 8.375% senior notes and the 6.375% senior notes were issued by DIRECTV U.S. and have been registered under the Securities Act of 1933, as amended. The 8.375% senior notes and the 6.375% senior notes are unsecured and have been fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' assets. Principal on the 8.375% senior notes and the 6.375% senior notes is payable upon maturity, while interest is payable semi-annually.

The fair value of our 8.375% senior notes was approximately $948 million at December 31, 2007 and December 31, 2006. The fair value of our 6.375% senior notes was approximately $962 million at December 31, 2007 and December 31, 2006. The fair values were calculated based on quoted market prices on those dates.

Credit Facility. At December 31, 2007, our senior secured credit facility consisted of a $500 million six-year Term Loan A, a $983 million eight-year Term Loan B and a $500 million undrawn six-year revolving credit facility. The Term Loan A and Term Loan B components of the senior secured credit facility currently bear interest at a rate equal to the London InterBank Offered Rate, or LIBOR, plus 0.75% and 1.50%, respectively. In addition, we pay a commitment fee of 0.175% per year for the unused commitment under the revolving credit facility. The interest rate and commitment fee may be increased or decreased under certain conditions. The senior secured credit facility is secured by substantially all of DIRECTV U.S.' assets and is fully and unconditionally guaranteed, jointly and severally by substantially all of DIRECTV U.S.' material domestic subsidiaries.

Our notes payable and credit facility mature as follows: $48 million in 2008, $98 million in 2009, $297 million in 2010, $98 million in 2011, $10 million in 2012 and $2,842 million thereafter. These amounts do not reflect potential prepayments that may be required under our senior secured credit facility, which could result from a computation of excess cash flows that we may be required to make at each year end under the credit agreement. We were not required to make a prepayment for the years ended December 31, 2007, 2006, or 2005. The amount of interest accrued related to our outstanding debt was $26 million at December 31, 2007 and $27 million at December 31, 2006. The unamortized bond premium included in other debt was $2 million as of December 31, 2007 and $3 million as of December 31, 2006.

Sky Brazil Bank Loan. Sky Brazil's $210 million U.S. dollar denominated variable rate bank loan due in August 2007 was assumed on August 23, 2006 as part of the Sky Brazil transaction described in Note 3 above. In January 2007, we paid $210 million to the lending banks, who in turn assigned the loan to a wholly-owned subsidiary of The DIRECTV Group. As a result, this loan is no longer outstanding on a consolidated basis.

Covenants and Restrictions. The senior secured credit facility requires DIRECTV U.S. to comply with certain financial covenants. The senior notes and the senior secured credit facility also include covenants that restrict DIRECTV U.S.' ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another entity, (vi) sell, assign, lease or otherwise dispose of all or substantially all of our assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions as provided in the credit agreement and senior notes indentures. Should we fail to comply with these covenants, all or a portion of our borrowings under the senior notes and senior secured credit facility could become immediately payable and the revolving credit facility could be terminated. At December 31, 2007, DIRECTV U.S. was in compliance with all such covenants.

2005 Refinancing Transactions. In April 2005, we replaced our prior credit facility with the senior secured credit facility described above. The senior secured credit facility was initially comprised of a $500 million six-year Term Loan A, a $1,500 million eight-year Term Loan B, both of which were fully funded, and a $500 million undrawn six-year revolving credit facility. We used a portion of the $2,000 million proceeds from the transaction to repay our prior credit facility that had a then outstanding balance of $1,002 million and to pay related financing costs and accrued interest. Borrowings under the prior credit facility bore interest at a rate equal to LIBOR plus 1.75%.

On May 19, 2005, we redeemed $490 million of our then outstanding $1,400 million 8.375% senior notes at a redemption price of 108.375% plus accrued and unpaid interest, for a total of $538 million.

On June 15, 2005, DIRECTV U.S. issued $1,000 million of 6.375% senior notes. We used a portion of the proceeds from the transaction to repay $500 million of the Term Loan B portion of our senior secured credit facility and to pay related financing costs.

The repayment of our prior senior secured credit facility, the partial repayment of our senior secured credit facility and the partial redemption of our 8.375% senior notes resulted in a 2005 pre-tax charge of $65 million ($40 million after tax) of which $41 million was associated with the premium paid for the redemption of our 8.375% senior notes and $24 million with the write-off of a portion of our deferred debt issuance costs and other transaction costs. The charge was recorded in "Other, net" in the Consolidated Statements of Operations.

Restricted Cash. Restricted cash of $5 million as of December 31, 2007 and $6 million as of December 31, 2006 was included as part of "Prepaid expenses and other" in our Consolidated Balance Sheets. These amounts secure our letter of credit obligations. Restrictions on the cash will be removed as the letters of credit expire.

Note 9: Income Taxes

We base our income tax expense or benefit on reported "Income from continuing operations before income taxes and minority interests." Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws.

Our income tax expense consisted of the following for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)		
Current tax (expense) benefit:			
U.S. federal	$(450)	$ (20)	$ 14
Foreign	(73)	(16)	7
State and local	(103)	(32)	(1)
Total	(626)	(68)	20
Deferred tax (expense) benefit:			
U.S. federal	(285)	(704)	(169)
Foreign	5	—	—
State and local	(37)	(94)	(23)
Total	(317)	(798)	(192)
Total income tax expense	$(943)	$(866)	$(172)

"Income from continuing operations before income taxes and minority interests" in our Consolidated Statements of Operations included the following components for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)		
U.S. income	$2,154	$2,162	$524
Foreign income (loss)	234	137	(44)
Total	$2,388	$2,299	$480

Our income tax expense was different than the amount computed using the U.S. federal statutory income tax rate for the reasons set forth in the following table for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)		
Expected expense at U.S. federal statutory income tax rate	$(836)	$(804)	$(168)
U.S. state and local income tax expense	(91)	(82)	(15)
Unrecognized tax benefits	(18)	—	—
Tax basis differences attributable to divestitures	—	25	—
Tax credits and other	2	(5)	11
Total income tax expense	$(943)	$(866)	$(172)

Temporary differences and carryforwards that gave rise to deferred tax assets and liabilities at December 31 were as follows:

	2007		2006	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(Dollars in Millions)			
Accruals and advances	$ 300	$ 132	$ 306	$ 91
Prepaid expenses	—	40	—	43
State taxes	23	—	—	—
Depreciation, amortization and asset impairment charges	—	193	—	10
Net operating loss and tax credit carryforwards	715	—	354	—
Programming contract liabilities	188	—	181	—
Unrealized foreign exchange gains or losses	—	106	—	23
Tax basis differences in investments and affiliates	58	682	40	673
Other	3	6	2	21
Subtotal	1,287	1,159	883	861
Valuation allowance	(605)	—	(171)	—
Total deferred taxes	$ 682	$1,159	$ 712	$861

We assessed the deferred tax assets for the respective periods for recoverability and, where applicable, we recorded a valuation allowance to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in the future.

The valuation allowance balances of $605 million at December 31, 2007 and $171 million at December 31, 2006, are primarily attributable to the unused foreign operating losses and unused capital losses, both of which are available for carry-forward. For the year ended December 31, 2007, the change in the valuation allowance was primarily attributable to a $497 million increase for the tax effect of foreign net operating losses acquired in the purchase of News Corporation's and Liberty Media International's interest in Sky Brazil for which a valuation allowance was recorded, offset by a $56 million decrease for the tax effect of expired foreign net operating losses in Argentina for which a valuation allowance was recorded.

Although realization is not assured, we have concluded that it is more likely than not that our unreserved deferred tax assets will be realized in the ordinary course of operations based on available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment and take into account our recent performance.

As of December 31, 2007, we have approximately $2.3 billion of foreign net operating losses that are primarily attributable to operations in Brazil with varying expiration dates, foreign tax credits of $25 million that expire between 2008 and 2016, and alternative minimum tax credits of $43 million that can be carried forward indefinitely.

No income tax provision has been made for the portion of undistributed earnings of foreign subsidiaries deemed permanently reinvested that amounted to approximately $27 million in 2007. It is not practicable to determine the amount of the unrecognized deferred tax liability related to the investments in foreign subsidiaries.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding accrued interest, is as follows (in millions):

Gross unrecognized tax benefits at January 1, 2007	$159
Increases in tax positions for prior years	102
Increases in tax positions for current year	34
Settlements	(4)
Gross unrecognized tax benefits at December 31, 2007	$291

As of December 31, 2007, our unrecognized tax benefits totaled $343 million, including accrued interest of $52 million. If our tax positions are ultimately sustained by the tax authorities in our favor, approximately $212 million would reduce the annual effective income tax rate.

We recorded $17 million of interest in "Income tax expense" in the Consolidated Statement of Operations during the year ended December 31, 2007 for unrecognized tax benefits.

We file numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. For U.S. federal tax purposes, the tax years 2001 through 2007 remain open to examination. The California tax years 1994 through 2007 remain open to examination and the income tax returns in the other state and foreign tax jurisdictions in which we have operations are generally subject to examination for a period of 3 to 5 years after filing of the respective return.

We anticipate that the examination of the federal income tax returns for 2001 through 2003 will conclude in 2008 and the statute of limitations will be closing in a foreign jurisdiction in the next twelve months resulting in an estimated reduction in our unrecognized tax benefits of approximately $45 million, $28 million of which relates to discontinued operations. We do not anticipate that other changes to the total unrecognized tax benefits in the next twelve months will have a significant effect on our results of operations or financial position.

Note 10: Pension and Other Postretirement Benefit Plans

Most of our employees are eligible to participate in our funded non-contributory defined benefit pension plan, which provides defined benefits based on either years of service and final average salary, or eligible compensation while employed by the company. Additionally, we maintain a funded contributory defined benefit plan for employees who elected to participate prior to 1991, and an unfunded, nonqualified pension plan for certain eligible employees. For participants in the contributory pension plan, we also maintain a postretirement benefit plan for those eligible retirees to participate in health care and life insurance benefits generally until they reach age 65. Participants may become eligible for these health care and life insurance benefits if they retire from our company between the ages of 55 and 65. The health care plan is contributory with participants' contributions subject to adjustment annually; the life insurance plan is non-contributory.

On December 31, 2007, we adopted the measurement date provision of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This provision requires the measurement of plan assets and benefit obligations as of the date of our fiscal year end. This required a change in our measurement date, which was previously November 30. See Note 2 for additional information.

The components of the pension benefit obligation and the other postretirement benefit obligation, including amounts recognized in the Consolidated Balance Sheets, are shown below for the years ended December 31:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
	(Dollars in Millions)			
Change in Net Benefit Obligation				
Net benefit obligation at beginning of year	$468	$488	$ 28	$ 26
Service cost	18	14	—	—
Interest cost	28	27	1	2
Plan participants' contributions	1	1	—	—
Actuarial loss (gain)	(27)	13	(3)	2
Plan amendments	—	—	—	—
Benefits paid	(58)	(75)	(2)	(2)
Net benefit obligation at end of year	430	468	24	28
Change in Plan Assets				
Fair value of plan assets at beginning of year	393	356	—	—
Actual return on plan assets	22	45	—	—
Employer contributions	11	67	2	2
Plan participants' contributions	—	—	—	—
Benefits paid	(58)	(75)	(2)	(2)
Fair value of plan assets at end of year	368	393	—	—
Funded status at end of year	$(62)	$(75)	$(24)	$(28)
Amounts recognized in the consolidated balance sheets consist of:				
Investments and other assets	$ 2	$ —	$ —	$ —
Accounts payable and accrued liabilities	(10)	(10)	(3)	(3)
Other liabilities and deferred credits	(54)	(65)	(21)	(25)
Deferred tax assets	26	34	(1)	—
Accumulated other comprehensive loss	42	57	(1)	1
Amounts recognized in the accumulated other comprehensive loss consist of:				
Unamortized net amount resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$ 37	$ 51	$ —	$ 2
Unamortized amount resulting from changes in defined benefit plan provisions, net of taxes	5	6	(1)	(1)
Total	$ 42	$ 57	$ (1)	$ 1

We estimate that the following amounts will be amortized from accumulated other comprehensive income into net periodic benefit cost during the year ending December 31, 2008:

	Pension Benefits	Other Postretirement Benefits
	(Dollars in Millions)	
Expense resulting from changes in plan experience and actuarial assumptions	$2	—
Expense (benefit) resulting from changes in plan provisions	1	$(1)

The accumulated benefit obligation for all pension plans was $396 million as of December 31, 2007 and $430 million as of December 31, 2006.

Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2007	2006
	(Dollars in Millions)	
Accumulated benefit obligation	$49	$53
Fair value of plan assets	—	—

Information for pension plans with a projected benefit obligation in excess of plan assets at December 31:

	2007	2006
	(Dollars in Millions)	
Projected benefit obligation	$64	$468
Fair value of plan assets	—	393

Components of net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
	(Dollars in Millions)					
Components of net periodic benefit cost						
Benefits earned during the year	$ 18	$ 14	$ 18	$—	$—	$—
Interest accrued on benefits earned in prior years	28	27	28	1	2	2
Expected return on plan assets	(33)	(29)	(28)	—	—	—
Amortization components						
Amount resulting from changes in plan provisions	1	1	2	(1)	(1)	(1)
Net amount resulting from changes in plan experience and actuarial assumptions	6	5	6	—	—	—
Subtotal	20	18	26	—	1	1
Other costs						
Curtailment costs	—	—	—	—	—	—
Special termination benefits	—	—	8	—	—	—
Settlement costs	—	—	15	—	—	—
Net periodic benefit cost	$ 20	$ 18	$ 49	$—	$ 1	$ 1
Additional information						
Increase in minimum liability included in other comprehensive income (loss), net of taxes	$ —	$ 24	$ 7	$—	$—	$—

Net periodic pension benefit costs for 2007 includes one month of expense, that was recorded as an adjustment to "Accumulated deficit" in the Consolidated Balance Sheets ($1 million after tax) related to the adoption of the measurement date provisions of SFAS No. 158 discussed in Note 2. Special termination and settlement costs in 2005 relate primarily to the divestiture of the HNS business described in Note 3.

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
Discount rate—Qualified Plans	6.22%	5.67%	5.76%	5.43%
Discount rate—Non-Qualified Plans	6.24%	5.69%	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate—Qualified Plan	5.67%	5.78%	6.00%	5.43%	5.46%	5.75%
Discount rate—Non-Qualified Plans	5.69%	5.74%	6.00%	—	—	—
Expected long-term return on plan assets	8.75%	8.75%	9.00%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

We base our expected long-term return on plan assets assumption on a periodic review and modeling of the plans' asset allocation and liability structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory.

A hypothetical 0.25% decrease in our discount rate would have had the effect of increasing our 2007 pension expense by approximately $1 million and our projected benefit obligation by approximately $13 million. A hypothetical 0.25% decrease in our expected return on plan assets would have had the effect of increasing our 2007 pension expense by approximately $1 million.

The following table provides assumed health care costs trend rates:

	2007	2006
Health care cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that trend rate reaches the ultimate trend rate	2011	2011

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(Dollars in Millions)	
Effect on total of service and interest cost components	—	—
Effect on postretirement benefit obligation	$ 2	$(1)

Plan Assets

Our target asset allocation for 2008 and actual pension plan weighted average asset allocations at December 31, 2007 and 2006, by asset categories, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
	2008	2007	2006
Equity securities	50-70%	53%	54%
Debt securities	30-50%	36%	35%
Real estate	0-20%	4%	5%
Other	0-20%	7%	6%
Total		100%	100%

Our investment policy includes various guidelines and procedures designed to ensure we invest assets in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by us and a designated third-party fiduciary for investment matters. We establish and administer the policy in a manner so as to comply at all times with applicable government regulations.

There were no shares of our common stock included in plan assets at December 31, 2007 and 2006.

Cash Flows

Contributions

We expect to contribute approximately $6 million to our qualified pension plans and $11 million to our nonqualified pension plans in 2008.

Estimated Future Benefit Payments

We expect the following benefit payments, which reflect expected future service, as appropriate, to be paid by the plans during the years ending December 31:

	Estimated Future Benefit Payments	
	Pension Benefits	Other Postretirement Benefits
	(Dollars in Millions)	
2008	$ 47	$3
2009	44	3
2010	41	3
2011	39	3
2012	39	2
2013-2017	212	9

We maintain 401(k) plans for qualified employees. We match a portion of our employee contributions and our match amounted to $10 million in 2007, $8 million in 2006 and $10 million in 2005.

We have disclosed certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "other postretirement benefit obligation." Notwithstanding the recording of such amounts and the use of these terms, we do not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of our company (other than pensions) represent legally enforceable liabilities of us.

Note 11: Stockholders' Equity

Capital Stock and Additional Paid-In Capital

Our certificate of incorporation provides for the following capital stock: common stock, par value $0.01 per share, 3,000,000,000 shares authorized; Class B common stock, par value $0.01 per share, 275,000,000 shares authorized; excess stock, par value $0.01 per share, 800,000,000 shares authorized; and preferred stock, par value $0.01 per share, 9,000,000 shares authorized. As of December 31, 2007 and 2006, there were no shares outstanding of the Class B common stock, excess stock or preferred stock.

Share Repurchase Program

During 2006 and 2007 our Board of Directors approved multiple authorizations for the repurchase of a total of $5 billion of our common stock, the most recent of which was a $1 billion authorization in August 2007 that was completed in December 2007. Subsequent to December 31, 2007, our Board of Directors authorized the repurchase of an additional $1 billion of our common stock. The sources of funds for the purchases is our existing cash on hand and cash from operations. Purchases are made in the open market, through block trades and other negotiated transactions. Repurchased shares are retired but remain authorized for registration and issuance in the future.

The following table sets forth information regarding shares repurchased and retired for the years presented:

	December 31, 2007	December 31, 2006
	(Amounts in Millions, Except Per Share Amounts)	
Total cost of repurchased and retired shares	$2,025	$2,977
Average price per share	23.48	16.16
Number of shares repurchased and retired	86	184

For the year ended December 31, 2007, we recorded the $2,025 million in repurchases as a decrease of $692 million to "Common stock and additional paid in capital" and an increase of $1,333 million to "Accumulated deficit" in the Consolidated Balance Sheets. For the year ended December 31, 2006, we recorded the $2,977 million in repurchases as a decrease of $1,452 million to "Common stock and additional paid in capital" and an increase of $1,525 million to "Accumulated deficit" in the Consolidated Balance Sheets.

Other Comprehensive Income

The following represents the components of OCI, net of taxes, for the years ended December 31:

	2007			2006			2005		
	Pre-tax Amount	Tax (Benefit) Expense	Net Amount	Pre-tax Amount	Tax (Benefit) Expense	Net Amount	Pre-tax Amount	Tax Expense	Net Amount
	(Dollars in Millions)								
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$26	$10	$16	$ —	$—	$ —	$—	$—	$—
Minimum pension liability adjustments	—	—	—	38	14	24	11	4	7
Foreign currency translation adjustments	(2)	(1)	(1)	2	—	2	3	—	3
Unrealized holding gains (losses) on securities	19	7	12	(22)	(8)	(14)	1	—	1

We recorded a $46 million charge to "Accumulated other comprehensive loss" in our Consolidated Balance Sheets as of December 31, 2006 for the initial adoption of SFAS No. 158.

Accumulated Other Comprehensive Loss

The following represent the components of "Accumulated other comprehensive loss" in our Consolidated Balance Sheets as of December 31:

	2007	2006
	(Dollars in Millions)	
Unamortized net amount resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$(37)	$(53)
Unamortized amount resulting from changes in defined benefit plan provisions, net of taxes	(4)	(4)
Accumulated unrealized gains on securities, net of taxes	21	9
Accumulated foreign currency translation adjustments	(1)	—
Total accumulated other comprehensive loss	$(21)	$(48)

Note 12: Earnings Per Common Share

We compute Basic Earnings Per Common Share, or EPS, by dividing net income by the weighted average number of common shares outstanding for the period.

Diluted EPS considers the effect of common equivalent shares, which consist entirely of common stock options and unvested restricted stock units issued to employees. In the computation of diluted EPS under the treasury stock method, the amount of assumed proceeds from nonvested stock awards and unexercised stock options includes the amount of compensation cost attributable to future services not yet recognized, proceeds from the exercise of the options, and the incremental income tax benefit or liability as if the awards were distributed during the period. We exclude common equivalent shares from the computation in loss periods as their effect would be antidilutive and we exclude common stock options from the computation of diluted EPS when their exercise price is greater than the average market price of our common stock. The following table sets forth the number of common stock options excluded from the computation of diluted EPS because the options' exercise prices were greater than the average market price of our common stock during the years presented:

	December 31,		
	2007	2006	2005
	(Shares in Millions)		
Common stock options excluded	34	48	66

The following table sets forth comparative information regarding common shares outstanding:

	2007	2006	2005
	(Shares in Millions)		
Common shares outstanding at January 1	1,226	1,391	1,386
Decrease for common shares repurchased and retired	(86)	(184)	—
Increase for stock options exercised and restricted stock units vested and distributed	8	19	5
Common shares outstanding at December 31	1,148	1,226	1,391
Weighted average number of common shares outstanding	1,195	1,262	1,388

The reconciliation of the amounts used in the basic and diluted EPS computation was as follows:

	Income	Shares	Per Share Amounts
	(Dollars and Shares in Millions, Except Per Share Amounts)		
Year Ended December 31, 2007:			
Basic EPS			
Income from continuing operations	$1,434	1,195	$ 1.20
Effect of Dilutive Securities			
Dilutive effect of stock options and restricted stock units	—	7	—
Diluted EPS			
Adjusted income from continuing operations	$1,434	1,202	$ 1.20
Year Ended December 31, 2006:			
Basic EPS			
Income from continuing operations	$1,420	1,262	$ 1.13
Effect of Dilutive Securities			
Dilutive effect of stock options and restricted stock units	—	8	(0.01)
Diluted EPS			
Adjusted income from continuing operations	$1,420	1,270	$ 1.12
Year Ended December 31, 2005:			
Basic EPS			
Income from continuing operations	$ 305	1,388	$ 0.22
Effect of Dilutive Securities			
Dilutive effect of stock options and restricted stock units	—	7	—
Diluted EPS			
Adjusted income from continuing operations	$ 305	1,395	$ 0.22

Note 13: Share-Based Payment

Under The DIRECTV Group, Inc. Amended and Restated 2004 Stock Plan as approved by our stockholders on June 5, 2007, shares, rights or options to acquire up to 21 million shares of common stock plus the number of shares that were granted under a former plan but which, after December 22, 2003 are forfeited, expire or are cancelled without the delivery of shares of common stock or otherwise result in the return of such shares to us, were authorized for grant through June 4, 2017, subject to the approval of the Compensation Committee of our Board of Directors. We issue new shares of our common stock when restricted stock units are earned and when stock options are exercised.

Restricted Stock Units

The Compensation Committee has granted restricted stock units under our stock plans to certain of our employees and executives. Annual awards are mostly performance-based, with final payments in shares of our common stock. Final payment can be reduced from the target award amounts based on our company's performance over a three or four year performance period in comparison with pre-established targets. We determine the fair value of restricted stock units based on the closing stock price of our common shares on the date of grant.

Changes in the status of outstanding restricted stock units were as follows:

	Stock Units	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	8,640,154	$15.89
Granted	2,954,600	23.69
Vested and Distributed	(1,872,761)	17.45
Forfeited	(305,497)	17.06
Nonvested at December 31, 2007	9,416,496	17.99

The weighted average grant-date fair value of restricted stock units granted during the year ended December 31, 2006 was $13.57. The weighted average grant-date fair value of restricted stock units granted during the year ended December 31, 2005 was $16.61.

The total fair value of restricted stock units vested and distributed was $33 million during the year ended December 31, 2007, $21 million during the year ended December 31, 2006 and $26 million during the year ended December 31, 2005.

Stock Options

The Compensation Committee has also granted stock options to acquire our common stock under our stock plans to certain of our employees and executives. The exercise price of options granted is equal to at least 100% of the fair market value of the common stock on the date the options were granted. These nonqualified options generally vested over one to five years, expire ten years from date of grant and are subject to earlier termination under certain conditions.

Changes in the status of outstanding options were as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in millions)
Outstanding at January 1, 2007	55,926,438	$27.59		
Granted	1,209,400	22.43		
Exercised	(6,711,974)	17.53		
Forfeited or expired	(1,789,325)	32.03		
Outstanding at December 31, 2007	48,634,539	28.69	3.0	$59
Exercisable at December 31, 2007	47,425,139	28.85	2.8	$58

The total intrinsic value of options exercised was $59 million during the year ended December 31, 2007, $115 million during the year ended December 31, 2006 and $18 million during the year ended December 31, 2005, based on the intrinsic value of individual awards on the date of exercise.

The following table presents the estimated weighted average fair value for stock options granted under the Plan using the Black-Scholes valuation model along with the assumptions used in the fair value calculations. Expected stock volatility is based primarily on the historical volatility of our common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S.

Treasury yield curve in effect at the time of grant. The expected option life is based on historical exercise behavior and other factors.

	2007
Estimated fair value per option granted	$ 8.27
Average exercise price per option granted	22.43
Expected stock volatility	22.5%
Risk-free interest rate	4.65%
Expected option life (in years)	7.0

There were no stock options granted during the years ended December 31, 2006 and 2005.

The following table presents amounts recorded related to share-based compensation:

	For the Year Ended December 31,		
	2007	2006	2005
	(Dollars in Millions)		
Share-based compensation expense recognized	$ 49	$ 39	$41
Tax benefits associated with share-based compensation expense	19	15	16
Actual tax benefits realized for the deduction of share-based compensation expense	36	50	17
Proceeds received from stock options exercised	118	257	45

The 2005 stock compensation costs include the cost of options granted to our CEO to replace stock options that News Corporation, his former employer, cancelled, and the cost associated with former employees of News Corporation who retained their News Corporation stock options and are now employed by us.

As of December 31, 2007, there was $67 million of total unrecognized compensation expense related to unvested restricted stock units and stock options that we expect to recognize as follows: $37 million in 2008, $24 million in 2009 and $6 million in 2010.

Note 14: Other Income and Expenses

The following table summarizes the components of "Other, net" in our Consolidated Statements of Operations for the years ended December 31:

	2007	2006	2005
	(Dollars in Millions)		
Equity in earnings from unconsolidated affiliates	$35	$27	$ 1
Net (loss) gain from sale of investments	(6)	14	(1)
Refinancing transaction expenses	—	—	(65)
Other	(3)	1	—
Total other, net	$26	$42	$(65)

During 2005, DIRECTV U.S. completed a series of refinancing transactions that resulted in a pre-tax charge of $65 million ($40 million after tax), of which $41 million was associated with the premium paid for the redemption of a portion of our 8.375% senior notes and $24 million with the write-off of a portion of our deferred debt issuance costs and other transaction costs.

See Note 6 regarding equity method investments and net gains and losses recorded on the sale of investments.

Note 15: Related-Party Transactions

In the ordinary course of our operations, we enter into transactions with related parties. News Corporation and its affiliates are considered related parties because News Corporation owns approximately 41% of our outstanding common stock. Companies in which we hold equity method investments are also considered related parties, which include Sky Mexico from the acquisition on February 16, 2006. We have the following types of contractual arrangements with our related parties: purchase of programming, products and advertising; license of certain intellectual property, including patents; purchase of system access products, set-top receiver software and support services; sale of advertising space; purchase of employee services; and use of facilities. The majority of payments under contractual arrangements with News Corporation entities relate to multi-year programming contracts. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

The following table summarizes sales and purchase transactions with related parties:

	2007	2006	2005
	(Dollars in Millions)		
Sales	$ 24	$ 32	$ 18
Purchases	1,124	832	707

The following table sets forth the amount of assets and liabilities resulting from transactions with related parties as of December 31:

	2007	2006
	(Dollars in Millions)	
Accounts receivable	$ 22	$ 11
Accounts payable	285	206

The accounts receivable and accounts payable balances as of December 31, 2007 and 2006 are primarily related to affiliates of News Corporation. Accounts receivable as of December 31, 2007 includes $11 million for costs incurred on behalf of a News Corporation entity, which will be reimbursed pursuant to a reimbursement agreement.

In addition to the transactions described above, in connection with our purchase of News Corporation's interests as part of the Sky Transactions, we made cash payments to News Corporation of $315 million in 2006. We received $127 million in cash from News Corporation in August 2006 for the repayment of a note receivable for the assumption of certain liabilities as part of the Sky Transactions described in Note 3.

Note 16: Derivative Financial Instruments and Risk Management

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates and changes in the market value of our equity investments. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. We enter into derivative instruments only to the extent considered necessary to meet our risk management objectives, and do not enter into derivative contracts for speculative purposes. As of December 31, 2007 and December 31, 2006, we had no significant foreign currency or interest related derivative financial instruments outstanding.

Note 17: Segment Reporting

Our two business segments, DIRECTV U.S. and DIRECTV Latin America, acquire, promote, sell and distribute digital entertainment programming via satellite to residential and commercial subscribers. Through April 22, 2005, we also operated the Network Systems segment, a provider of satellite-based private business networks and broadband Internet access. As a result of the SkyTerra transactions described in Note 3, after April 22, 2005, we no longer consolidate HNS, which formerly comprised the Network Systems segment. Corporate and Other includes the corporate office, eliminations and other entities.

Selected information for our operating segments is reported as follows:

	DIRECTV U. S.	DIRECTV Latin America	Network Systems	Corporate and Other	Total
	(Dollars in Millions)				
2007					
Revenues	$15,527	$1,719	$ —	$ —	$17,246
Operating profit (loss)	$ 2,402	$ 159	$ —	$ (75)	$ 2,486
Add: Depreciation and amortization expense	1,448	235	—	1	1,684
Operating profit (loss) before depreciation and amortization (1)	$ 3,850	$ 394	$ —	$ (74)	$ 4,170
Segment assets	$12,297	$2,456	$ —	$ 310	$15,063
Capital expenditures (2)	2,330	336	—	30	2,696
2006					
Revenues	$13,744	$1,013	$ —	$ (2)	$14,755
Operating profit (loss)	$ 2,348	$ 79	$ —	$ (70)	$ 2,357
Add: Depreciation and amortization expense	873	165	—	(4)	1,034
Operating profit (loss) before depreciation and amortization (1)	$ 3,221	$ 244	$ —	$ (74)	$ 3,391
Segment assets	$11,687	$2,001	$ —	$1,453	$15,141
Capital expenditures (2)	1,809	178	—	—	1,987
2005					
Revenues	$12,216	$ 742	$211	$ (5)	$13,164
Operating profit (loss)	$ 802	$ (19)	$(61)	$ (89)	$ 633
Add: Depreciation and amortization expense	698	160	—	(5)	853
Operating profit (loss) before depreciation and amortization (1)	$ 1,500	$ 141	$(61)	$ (94)	$ 1,486
Segment assets	$10,525	$1,148	$ —	$3,957	$15,630
Capital expenditures (2)	782	90	18	34	924

(1) Operating profit (loss) before depreciation and amortization, which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit (loss)." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results,

as determined in accordance with GAAP. Our management and Board of Directors use operating profit (loss) before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and Board of Directors separately measure and budget for capital expenditures and business acquisitions.

We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit (loss) before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

(2) Capital expenditures include cash paid and amounts accrued during the period for property, equipment and satellites.

The following represents a reconciliation of operating profit before depreciation and amortization to reported net loss on the Consolidated Statements of Operations:

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions)		
Operating profit before depreciation and amortization	$ 4,170	$ 3,391	$1,486
Depreciation and amortization expense	(1,684)	(1,034)	(853)
Operating profit	2,486	2,357	633
Interest income	111	146	150
Interest expense	(235)	(246)	(238)
Other, net	26	42	(65)
Income from continuing operations before income taxes and minority interests	2,388	2,299	480
Income tax expense	(943)	(866)	(172)
Minority interests in net earnings of subsidiaries	(11)	(13)	(3)
Income from continuing operations	1,434	1,420	305
Income from discontinued operations, net of taxes	17	—	31
Net income	$ 1,451	$ 1,420	$ 336

The following table presents revenues earned from subscribers located in different geographic areas. Property is grouped by its physical location.

	Years Ended and As of December 31,					
	2007		2006		2005	
	Revenues	Net Property & Satellites	Revenues	Net Property & Satellites	Revenues	Net Property & Satellites
	(Dollars in Millions)					
North America						
United States	$15,687	$5,330	$13,907	$4,088	$12,524	$2,818
Canada and Mexico	—	—	—	—	27	—
Total North America	15,687	5,330	13,907	4,088	12,551	2,818
South America and the Caribbean						
Brazil	944	251	417	159	206	69
Venezuela	258	99	171	73	130	75
Argentina	211	85	152	78	116	80
Other	146	68	108	55	111	33
Total South America and the Caribbean	1,559	503	848	365	563	257
Asia, Europe, Middle East and Africa	—	—	—	—	50	—
Total	$17,246	$5,833	$14,755	$4,453	$13,164	$3,075

Note 18: Commitments and Contingencies

Commitments

At December 31, 2007, minimum future commitments under noncancelable operating leases having lease terms in excess of one year were primarily for satellite transponder leases and real property and aggregated $531 million, payable as follows: $97 million in 2008, $86 million in 2009, $85 million in 2010, $87 million in 2011, $90 million in 2012 and $86 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options, which we have not considered in the amounts disclosed. Rental expenses under operating leases were $114 million in 2007, $110 million in 2006 and $109 million in 2005.

At December 31, 2007, our minimum payments under agreements to purchase broadcast programming, and the purchase of services that we have outsourced to third parties, such as billing services, and satellite telemetry, tracking and control, satellite construction and launch contracts and broadcast center services aggregated $4,740 million, payable as follows: $1,257 million in 2008, $1,250 million in 2009, $1,142 million in 2010, $727 million in 2011, $199 million in 2012 and $165 million thereafter.

As of December 31, 2007, other long-term obligations totaling $372 million are payable approximately as follows: $80 million in 2008, $87 million in 2009, $90 million in 2010, $54 million in 2011, $10 million in 2012 and $51 million thereafter. These amounts are recorded in "Accounts payable and accrued liabilities" and "Other Liabilities and Deferred Credits" in the Consolidated Balance Sheets.

In order to replace its broadcast capacity on a satellite that was nearing the end of its useful life, Sky Brazil entered into a transponder capacity agreement on a replacement satellite. The replacement satellite launched in October 2007 and the agreement began following successful in-orbit testing of the satellite and transfer of services from the existing satellite in January 2008. The present value of minimum payments under this estimated 15 year agreement, based on the life of the satellite, is approximately $247 million. We expect to account for this agreement as a capital lease.

As part of an amended arrangement with Telesat Canada, a Canadian telecommunications and broadcast services company, DIRECTV U.S. has agreed to provide Telesat the use of three of their satellites, beginning in 2004, which were previously used as in-orbit spares, through the end of their useful lives and in return, Telesat agreed to allow DIRECTV U.S. to use its 72.5° west longitude, or WL, orbital location through 2009. As part of these transactions, we recorded a $208 million 72.5° WL orbital license intangible asset and an accrual for deferred lease revenues of $117 million. We are amortizing the 72.5° WL orbital license intangible asset over an approximate five year period ending in 2009 and are recognizing the deferred lease revenues in "Revenues" in the Consolidated Statements of Operations over an approximate two year period ending in the first quarter of 2009.

Contingencies

Litigation

Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, or treble damage claims, or demands that, if granted, could require us to pay damages or make other expenditures in amounts that could not be estimated at December 31, 2007. After discussion with counsel representing us in those actions, it is the opinion of management that such litigation is not expected to have a material adverse effect on our consolidated results of operations or financial position.

Finisar Corporation. On April 4, 2005, Finisar Corporation filed a patent infringement action in the United States District Court for the Eastern District of Texas (Beaumont) alleging that The DIRECTV Group, DIRECTV Holdings LLC, DIRECTV Enterprises, LLC, DIRECTV Operations, LLC, DIRECTV, Inc., and DTV Network Systems, Inc. infringed U.S. Patent No. 5,404,505. On June 23, 2006, the jury determined that we willfully infringed this patent and awarded approximately $79 million in damages. On July 7, 2006, the Court entered its final written judgment which denied Finisar's request for an injunction and instead granted us a compulsory license. Under the license we would be obligated to pay Finisar $1.60 per new set-top box manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or is otherwise found to be invalid. The Court also increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million to Finisar. Post-judgment interest accrues on the total judgment.

We filed a notice of appeal to the Court of Appeals for the Federal Circuit on October 5, 2006, and Finisar also filed a notice of appeal on October 18, 2006. A bond was submitted to the District Court in the amount of $127 million as required security for the damages awarded but not yet paid pending appeal plus interest for the anticipated duration of the appeal. We were successful in obtaining an order that post-judgment royalties pursuant to the compulsory license shall be held in escrow pending outcome of the appeal. Through December 31, 2007, the compulsory license fee amounted to

$33 million, which was paid into escrow. Oral arguments on the appeal and cross-appeal were heard by the Court on January 7, 2008.

Based on our review of the record in this case, including discussion with and analysis by counsel of the bases for our appeal, we have determined that we have a number of strong arguments available on appeal and, although there can be no assurance as to the ultimate outcome, we are confident that the judgment against us will ultimately be reversed, or remanded for a new trial in which we believe we would prevail. As a result, we have concluded that it is not probable that Finisar will ultimately prevail in this matter; therefore, we have not recorded any liability for this judgment nor are we recording any expense for the compulsory license.

Income Tax Matters

In the second quarter of 2007, we recorded a $17 million reduction to our unrecognized tax benefits as a result of the settlement of a foreign withholding tax dispute from a previously divested business, which we included in "Income from discontinued operations, net of taxes" in the Consolidated Statements of Operations.

In the second quarter of 2005, a settlement was reached in connection with adjustments proposed by the IRS for the tax years 1991 through 1994 in regards to the determination and allocation of the purchase price with respect to a prior business acquisition. As a result of the favorable settlement, we recognized an income tax benefit of approximately $31 million which was reported in "Income from discontinued operations, net of taxes" in our Consolidated Statements of Operations.

We have received tax assessments from certain foreign jurisdictions and have agreed to indemnify previously divested businesses for certain tax assessments relating to periods prior to their respective divestitures. These assessments are in various stages of the administrative process or litigation, and we believe we have adequately provided for any related liability.

While the outcome of these assessments and other tax issues cannot be predicted with certainty, we believe that the ultimate outcome will not have a material effect on our consolidated results of operations or financial position.

Satellites

We may purchase in-orbit and launch insurance to mitigate the potential financial impact of satellite launch and in-orbit failures if the premium costs are considered economic relative to the risk of satellite failure. The insurance generally covers the unamortized book value of covered satellites. We do not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite. We generally rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact a satellite failure could have on our ability to provide service. At December 31, 2007, the net book value of in-orbit satellites was $1,552 million, of which $1,327 million was uninsured.

Other

As of December 31, 2007, included in "Investments and other assets" in the Consolidated Balance Sheets is a receivable for $34 million of the $57 million rebate that we can earn from Thomson by purchasing at least $4 billion of set-top receivers through June 2010. We have accrued this receivable based on our assessment that achievement of the minimum purchase requirement is both probable and reasonably estimable. On a quarterly basis, we assess the probability of earning the rebate over the contract term. If we subsequently determine that it is no longer probable that we will earn the rebate, we would be required to reverse the amount of the rebate earned to date as a charge to the Consolidated Statements of Operations at the time such determination is made. In connection with this agreement, we received approximately $200 million in cash in 2004 which has been deferred to "Unearned subscriber revenue and deferred credits" and "Other liabilities and deferred credits" in our Consolidated Balance Sheets and is recognized as a pro-rata reduction to the cost of set-top receivers purchased from Thomson.

We are contingently liable under standby letters of credit and bonds in the aggregate amount of $138 million at December 31, 2007.

In connection with the Sky Brazil transaction, Globo was granted the right, until January 2014, to exchange shares in Sky Brazil for cash or common shares of the company. Upon exercising the exchange rights, the value of Sky Brazil shares will be determined by an outside valuation expert and we have the option to elect the consideration to be paid in cash, shares of our common stock or a combination of both.

***

THE DIRECTV GROUP, INC.

SUPPLEMENTARY DATA

Selected Quarterly Data (Unaudited)	1st	2nd	3rd	4th
	(Dollars in Millions, Except Per Share Amounts)			
2007 Quarters				
Revenues	$ 3,908	$ 4,135	$ 4,327	$ 4,876
Income from continuing operations before income taxes and minority interests	552	724	540	572
Income tax expense	(216)	(287)	(220)	(220)
Minority interests in net earnings of subsidiaries	—	(6)	(1)	(4)
Income from continuing operations	336	431	319	348
Income from discontinued operations, net of taxes	—	17	—	—
Net income	$ 336	$ 448	$ 319	$ 348
Basic and diluted earnings per common share from continuing operations	$ 0.27	$ 0.36	$ 0.27	$ 0.30
2006 Quarters				
Revenues	$ 3,386	$ 3,520	$ 3,666	$ 4,183
Income from continuing operations before income taxes and minority interests(1)	402	716	605	576
Income tax expense	(161)	(257)	(228)	(220)
Minority interests in net earnings of subsidiaries	(6)	—	(7)	—
Net income	$ 235	$ 459	$ 370	$ 356
Basic and diluted earnings per common share	$ 0.17	$ 0.36	$ 0.30	$ 0.29

(1) Included as part of "Income from continuing operations before income taxes and minority interests" are the following: for the first quarter of 2006 is a $57 million gain related to the sale of DIRECTV Mexico's subscriber list and transfers of subscribers to Sky Mexico and cancellation of note receivable and for the third quarter of 2006 is a $61 million gain related to the partial sale of our interest in GLB as part of the Sky Transactions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation as of the end of the year covered by this Annual Report on Form 10-K under the supervision and with the participation of management, including our principal executive officers and financial officers, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). Based on the evaluation, our principal executive officers and our financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2007.

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, or GAAP, and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO). Based on their assessment and those criteria, management believes that, as of December 31, 2007, our internal control over financial reporting is effective.

Our independent registered public accounting firm has issued an audit report on internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The DIRECTV Group, Inc.
El Segundo, California

We have audited the internal control over financial reporting of The DIRECTV Group, Inc. (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—*

Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2007 of the Company and our report dated February 25, 2008, expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* and Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132(R).*

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 25, 2008

ITEM 9B. OTHER INFORMATION

None.

***

PART III

ITEMS 10, 11, 12, 13 and 14

We hereby incorporate by reference information required by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report from The DIRECTV Group, Inc.'s definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year.

***

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

			Page Number
(a)	1.	All Consolidated Financial Statements	See Part II
	2.	Financial Statement Schedule I—Condensed Financial Information of the Registrant	113
		Financial Statement Schedule II—Valuation and Qualifying Accounts for the Years Ended December 31, 2007, 2006 and 2005	116
	3.	Exhibits	

Exhibit Number	Exhibit Name
*2.1	Transaction Agreement, dated as of April 20, 2004, by and among The DIRECTV Group, Inc., PAS Merger Sub, Inc., PanAmSat Corporation and Constellation LLC (incorporated by reference to Exhibit 1 to Amendment No. 8 to Schedule 13D of PanAmSat Corporation filed by The DIRECTV Group, Inc. on April 22, 2004)
*2.2	Letter Agreement, dated as of August 12, 2004, between The DIRECTV Group, Inc. and Constellation, LLC, and acknowledged by PanAmSat Corporation (incorporated by reference to Exhibit (d)3 to Amendment No. 4 to Schedule 13E-3 filed by The DIRECTV Group, Inc. and certain other filing persons on August 12, 2004)
*3.1	Amended and Restated Certificate of Incorporation of Hughes Electronics Corporation, dated as of December 22, 2003 (incorporated by reference to Exhibit 99.2 to the Form 8-K of Hughes Electronics Corporation filed December 22, 2003 (the "December 22, 2003 8-K"))
*3.2	Certificate of Ownership and Merger of The DIRECTV Group, Inc. with and into Hughes Electronics Corporation dated March 16, 2004 (incorporated by reference to Exhibit 3.1 to the Form 8-K of The DIRECTV Group, Inc. filed March 16, 2004)

*3.3 Amended and Restated By-laws of Hughes Electronics Corporation, dated as of December 22, 2003 (incorporated by reference to Exhibit 99.3 to the December 22, 2003 8-K)

*4.1 Specimen form of certificate representing common stock of The DIRECTV Group, Inc. (incorporated by reference to Exhibit 4.1 to the Form 10-K of The DIRECTV Group, Inc. filed March 17, 2004 (the "2003 Form 10-K"))

*4.2 Indenture, dated as of February 28, 2003, by and among DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., as Issuers, DIRECTV, Inc., USSB II, Inc., DIRECTV Customer Services, Inc., DIRECTV Merchandising, Inc., DIRECTV Enterprises, LLC, DIRECTV Operations, LLC, as Guarantors, and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to the Form 10-Q of Hughes Electronics Corporation filed May 8, 2003 (the "May 8, 2003 10-Q"))

*4.3 Form of 8.375% Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 to the May 8, 2003 10-Q)

*4.4 Supplemental Indenture dated as of September 30, 2004 by and among DIRECTV Home Services, LLC, DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., the Guarantors and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Form 10- K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed March 1, 2005)

*4.5 Supplemental Indenture dated as of April 28, 2006 by and among LABC Productions, LLC, DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.5 to the Form 10-K of the DIRECTV Group, Inc. filed March 1, 2007 ("the 2006 Form 10-K"))

*4.6 Indenture, dated as of June 15, 2005, by and among DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co, Inc. filed June 20, 2005 (the "June 20, 2005 8-K"))

*4.7 Form of 6⅜% Senior Notes due 2015 (incorporated by reference to Exhibit 10.1 to the June 20, 2005 8-K)

*4.8 Supplemental Indenture dated as of April 28, 2006 by and among LABC Productions, LLC, DIRECTV Holdings LLC, DIRECTV Financing Co, Inc., the Guarantors signatory thereto and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.8 to the Form 10-K of the DIRECTV Group, Inc. filed March 1, 2007 ("the 2006 Form 10-K"))

†† *10.1 Employment Agreement, effective as of January 1, 2004, between The DIRECTV Group, Inc. and Chase Carey (incorporated by reference to Exhibit 10.1 to the Form 10-Q of The DIRECTV Group, Inc. filed May 6, 2004)

†† *10.2 Employment Agreement between The DIRECTV Group, Inc. and Michael W. Palkovic effective as of March 19, 2005 (incorporated by reference to Exhibit 10.7 to the Form 10-Q of The DIRECTV Group, Inc. filed May 5, 2005 (the "May 5, 2005 10-Q")

†† *10.3 The DIRECTV Group, Inc. 2004 Stock Plan (incorporated by reference to Exhibit 99 to the Form S-8 of The DIRECTV Group, Inc. filed June 3, 2004)

†† *10.4 The DIRECTV Group, Inc. Executive Officer Cash Bonus Plan (incorporated by reference to Annex C to the Definitive Proxy Statement on Schedule 14A of The DIRECTV Group, Inc. filed April 16, 2004)

*10.5 Brazil Business Combination Agreement, dated as October 8, 2004, by and among Globo Comunicações e Participações S.A., The News Corporation Limited, The DIRECTV Group, Inc., DIRECTV Latin America, LLC and GLA Brasil Ltda. (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed October 15, 2004 (the "October 15, 2004 8-K"))

*10.6 Participation Agreement, dated as of October 8, 2004, by and among Globo Comunicações e Participações S.A., The News Corporation Limited and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.2 to the October 15, 2004 8-K)

*10.7 Latin America Purchase Agreement, dated as of October 8, 2004, by and between The News Corporation Limited and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.3 to the October 15, 2004 8-K)

*10.8 Latin America Purchase Agreement, dated as of October 8, 2004, by and between Liberty Media International, Inc. and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.4 to the October 15, 2004 8-K)

*10.9 Purchase and Sale Agreement, dated as of October 8, 2004, by and between Grupo Galaxy Mexicana S. de R.L. de C.V. and Corporacion Novavisión, S. de R.L. de C.V. (incorporated by reference to Exhibit 10.5 to the October 15, 2004 8-K)

*10.10 Option Agreement Letter, dated as of October 8, 2004, among Innova, S. de R.L. de C.V., Innova Holdings, S. de R.L. de C.V., Novavisión, S. de R.L. de C.V., Grupo Televisa, S.A., The News Corporation Limited, The DIRECTV Group, Inc. and DIRECTV Latin America, LLC (incorporated by reference to Exhibit 10.6 to the October 15, 2004 8-K)

*10.11 Post-Migration Payment Letter Agreement, dated as of October 8, 2004, by and between Grupo Galaxy Mexicana S. de R.L. de C.V. and Corporacion Novavisión, S. de R.L. de C.V. (incorporated by reference to Exhibit 10.7 to the October 15, 2004 8-K)

*10.12 DTH Agreement, dated as of October 8, 2004, by and among Grupo Televisa, S.A., The News Corporation Limited, Innova, S. de R.L. de C.V., The DIRECTV Group, Inc. and DIRECTV Latin America, LLC (incorporated by reference to Exhibit 10.8 to the October 15, 2004 8-K)

*10.13 Televisa Letter Agreement, dated as of October 8, 2004, by and between Grupo Televisa, S.A. and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.9 to the October 15, 2004 8-K)

*10.14 Purchase and Sale Agreement (Multi-Country Platform), dated as of October 8, 2004, by and among Grupo Televisa, S.A. and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.10 to the October 15, 2004 8-K)

*10.15 Purchase and Sale Agreement (Multi-Country Platform), dated as of October 15, 2004, by and among Globo Comunicações e Participações S.A., DTH USA, Inc. and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.12 to the Form 10-Q of The DIRECTV Group, Inc. filed November 5, 2004)

†† *10.16 Hughes Electronics Corporation Executive Deferred Compensation Plan, amended and effective as of December 22, 2003 (incorporated by reference to Exhibit 10.38 to the Form 10-K of The DIRECTV Group, Inc. filed March 1, 2005 (the "2004 Form 10-K"))

†† *10.17 Performance Stock Unit Award Agreement, dated as of March 16, 2004, between The DIRECTV Group, Inc. and Chase Carey (incorporated by reference to Exhibit 10.39 to the 2004 Form 10-K)

†† *10.18 Non-Qualified Stock Option Agreement, dated as of March 16, 2004, between The DIRECTV Group, Inc. and Chase Carey (incorporated by reference to Exhibit 10.40 to the 2004 Form 10-K)

*10.19 Contribution and Membership Interest Purchase Agreement, dated as of December 3, 2004, by and among The DIRECTV Group, Inc., Hughes Network Systems, Inc., SkyTerra Communications, Inc. and Hughes Network Systems, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed December 9, 2004)

†† *10.20 Terms and Conditions of restricted stock unit awards to applicable executive officers (incorporated by reference to Exhibit 10.2 to the Form 8-K of The DIRECTV Group, Inc. filed February 15, 2005)

*10.21 Amended and Restated Agreement for the Allocation of United States Income Taxes, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation (incorporated by reference to Exhibit 99.3 to the Form S-4)

†† *10.22 Executive Change in Control Agreement Amended by and between The DIRECTV Group, Inc. and Michael W. Palkovic, as amended and restated through February 1, 2004 (incorporated by reference to Exhibit 10.8 of the May 5, 2005 10-Q)

*10.23 Services Agreement dated November 1, 2005 by and between News Corporation and The DIRECTV Group, Inc. (incorporated by reference to Exhibit 10.1 to the Form 10-Q of The DIRECTV Group, Inc. filed November 4, 2005)

†† *10.24 Terms and Conditions of restricted stock unit awards to independent director (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed February 10, 2006 (the "February 10, 2006 8-K"))

†† *10.25 Terms and Conditions of restricted stock unit awards to applicable executive officers (incorporated by reference to Exhibit 10.2 to the February 10, 2006 8-K)

*10.26 Letter Agreement dated February 24, 2006 between The DIRECTV Group, Inc. and United States Trust Company of New York acting in its capacity as independent trustee for the General Motors Special Hourly Employees Pension Trust, the General Motors Special Salaried Employees Pension Trust and the Sub-Trust of the General Motors Welfare Benefit Trust (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed March 1, 2006)

†† *10.27 First Amendment to Hughes Electronics Corporation Executive Deferred Compensation Plan dated November 2005 (incorporated by reference to Exhibit 10.52 to the Form 10-K of The DIRECTV Group, Inc. filed March 10, 2006 (the "2005 Form 10-K")

*10.28 Credit Agreement dated as of April 13, 2005 by and among DIRECTV Holdings LLC, Bank of America, N.A., as Administrative Agent and Collateral Agent, the lenders party to the Credit Agreement, certain subsidiaries of the DIRECTV Holdings LLC, as guarantors, JP Morgan Chase Bank, N.A., as Syndication Agent, Credit Suisse First Boston, Goldman Sachs Credit Partners, L.P. and Citicorp North America, Inc. as Co-Documentation Agents, and Banc of America Securities LLC and J.P. Morgan Securities Inc., as Co-Lead Arrangers and Co-Book Managers (incorporated by reference to Exhibit 10.1 to the Form 8-K of DIRECTV Holdings LLC and DIRECTV Financing Co., Inc. filed April 13, 2005 (the "April 13, 2005 8-K"))

*10.29 Security Agreement, dated as of April 13, 2005, by and among DIRECTV Holdings LLC, its subsidiaries named therein as grantors and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.2 to the April 13, 2005 8-K)

*10.30 Pledge Agreement, dated as of April 13, 2005, by and among DIRECTV Holdings LLC, its subsidiaries named therein as pledgors and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.3 to the April 13, 2005 8-K)

†† *10.31 Amendment to Hughes Electronics Corporation Executive Deferred Compensation Plan dated November 2005 (incorporated by reference to the 2005 Form 10-K)

†† *10.32 Employment Agreement effective as of January 1, 2007 between The DIRECTV Group, Inc. and Bruce Churchill (incorporated by reference to Exhibit 10.2 to Form 8-K of The DIRECTV Group, Inc. filed February 12, 2007 (the "February 12, 2007 8-K))

†† *10.33 Employment Agreement effective as of January 1, 2007 between The DIRECTV Group, Inc. and Larry Hunter (incorporated by reference to Exhibit 10.3 of the February 12, 2007 8-K)

†† *10.34 Employment Agreement effective as of January 1, 2007 between The DIRECTV Group, Inc. and Romulo Pontual (incorporated by reference to Exhibit 10.4 of the February 12, 2007 8-K)

†† *10.35 Terms and Conditions of 2007 Equity program to applicable executive officers (incorporated by reference to Exhibit 10.1 of the February 12, 2007 8-K)

††**10.36 Second Amendment to the Hughes Electronics Corporation Executive Deferred Compensation Plan dated as of December 31, 2006

**10.37 First Amendment to Services Agreement by and between News Corporation and The DIRECTV Group, Inc. dated December 22, 2006

10.38 Terms and conditions of restricted stock unit grants to applicable executive officers (incorporated by reference to Exhibit 10.1 to the Form 8-K of The DIRECTV Group, Inc. filed February 14, 2008 (the "February 14, 2008 8-K")

10.39 Employment Agreement effective October 5, 2007 between The DIRECTV Group, Inc. and Michael Palkovic (incorporated by reference to Exhibit 10.1 to Form 8-K of The DIRECTV Group, Inc. filed November 9, 2007 (the "November 9, 2007 8-K")

10.40 Employment Agreement dated as of August 9, 2007 between The DIRECTV Group, Inc. and Chase Carey (incorporated by reference to Exhibit 10.1 to Form 8-K of The DIRECTV Group, Inc. filed August 14, 2007 (the "August 14, 2007 8-K")

10.41	The DIRECTV Group, Inc. Performance Stock Unit Award Agreement dated as of August 13, 2007 between The DIRECTV Group, Inc. and Chase Carey (incorporated by reference to Exhibit 10.2 to the August 14, 2007 8-K)
10.42	The DIRECTV Group, Inc. Non-Qualified Stock Option Agreement dated as of August 13, 2007 between The DIRECTV Group, Inc. and Chase Carey (incorporated by reference to Exhibit 10.3 to the August 14, 2007 8-K)
10.43	The DIRECTV Group, Inc. Amended and Restated 2004 Stock Plan (incorporated by reference to Annex B to the Company's Definitive Proxy Statement dated April 27, 2007 and filed on April 27, 2007)
10.44	The DIRECTV Group, Inc. Amended and Restated Executive Cash Bonus Plan (incorporated by reference to Annex C to the Company's Definitive Proxy Statement dated April 27, 2007 and filed on April 27, 2007)
*14	The DIRECTV Group, Inc. Code of Ethics and Business Conduct, adopted February 6, 2007 (incorporated by reference to Exhibit 14.1 to the February 12, 2007 8-K)
**21	Subsidiaries of the Registrant as of December 31, 2007
**23	Consent of Deloitte & Touche LLP
**31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*99.1	First Amended Plan of Reorganization of DIRECTV Latin America, LLC Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 99.2 to the March 2, 2004 8-K)
*99.2	Finding of Facts, Conclusions of Law and Order Confirming First Amended Plan of Reorganization of DIRECTV Latin America, LLC, Under Chapter 11 of the Bankruptcy Code Dated January 7, 2004: Docket No. 529 (incorporated by reference to Exhibit 99.1 to the March 2, 2004 8-K)

---

* Incorporated by reference.

** Filed herewith.

†† Management contract or compensatory plan or arrangement.

A copy of any of the exhibits included in this Annual Report on Form 10-K, other than those as to which confidential treatment has been granted by the Securities and Exchange Commission, upon payment of a fee to cover the reasonable expenses of furnishing such exhibits, may be obtained by written request to us at the address set forth on the front cover, attention General Counsel.

THE DIRECTV GROUP, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED STATEMENTS OF OPERATIONS (Parent Company Only)

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions)		
Operating costs and expenses			
General and administrative expenses	$ 87	$ 79	$ 91
Total operating costs and expenses	87	79	91
Operating loss	(87)	(79)	(91)
Interest income	43	61	110
Interest expense	(3)	(5)	(5)
Equity in net earnings (losses) of subsidiaries	2,434	2,309	465
Other, net	(10)	—	(1)
Income from continuing operations before income taxes	2,377	2,286	478
Income tax expense	(943)	(866)	(142)
Income from continuing operations	1,434	1,420	336
Income from discontinued operations, net of taxes	17	—	—
Net income	$1,451	$1,420	$ 336

CONDENSED BALANCE SHEETS (Parent Company Only)

	December 31,	
	2007	2006
	(Dollars in Millions)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 74	$ 978
Short-term investments	10	170
Accounts and interest receivables from subsidiaries	29	25
Deferred income taxes	53	165
Prepaid expenses and other	5	111
Total current assets	171	1,449
Investments in subsidiaries	6,899	6,023
Other assets	94	46
Total assets	$7,164	$7,518
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable, and accrued liabilities	$ 79	$ 90
Total current liabilities	79	90
Deferred income taxes	474	446
Other liabilities and deferred credits	309	301
Commitments and contingencies		
Stockholders' equity	6,302	6,681
Total liabilities and stockholders' equity	$7,164	$7,518

Reference should be made to the Notes to the Condensed Financial Statements.

THE DIRECTV GROUP, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED STATEMENTS OF CASH FLOWS
(Parent Company Only)

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in Millions)		
Cash Flows from Operating Activities			
Net cash used in operating activities	$ (388)	$ (256)	$ (370)
Cash Flows from Investing Activities			
Purchase of short-term investments	(588)	(2,517)	(4,673)
Sale of short-term investments	748	3,029	4,512
Net investments in subsidiaries	1,259	992	(150)
Net (increase) decrease in loans to subsidiaries	—	—	875
Cash paid for property, equipment and satellites	(30)	—	(28)
Proceeds from sale of investments	—	—	37
Proceeds from sale of property	7	—	—
Other, net	(12)	13	7
Net cash provided by investing activities	1,384	1,517	580
Cash Flows from Financing Activities			
Common shares repurchased and retired	(2,025)	(2,977)	—
Stock options exercised	118	257	45
Excess tax benefit from share-based compensation	7	2	—
Net cash (used in) provided by financing activities	(1,900)	(2,718)	45
Net increase in cash and cash equivalents	(904)	(1,457)	255
Cash and cash equivalents at beginning of the year	978	2,435	2,180
Cash and cash equivalents at end of the year	$ 74	$ 978	$ 2,435

Reference should be made to the Notes to the Condensed Financial Statements.

THE DIRECTV GROUP, INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

As discussed in Note 8 of the Notes to the Consolidated Financial Statements, the terms of the DIRECTV Holdings LLC credit facility limit DIRECTV Holdings LLC and its respective subsidiaries from transferring funds to us in the form of cash dividends, loans or advances. In the parent company only financial statements, we state our investments in subsidiaries at cost, net of equity in earnings of subsidiaries, since the date of formation/acquisition. As a result, we include our interest in the net assets of DIRECTV Holdings LLC, which total approximately $4.7 billion at December 31, 2007 and $4.4 billion at December 31, 2006 in "Investments in subsidiaries" in the accompanying Condensed Balance Sheets of the parent company. The parent company only financial statements and related notes should be read in conjunction with our consolidated financial statements and notes thereto.

Note 2: Loans Receivable from Subsidiaries

DIRECTV U.S. repaid a $875 million unsecured promissory note in 2005 in connection with note we provided in 2004.

Note 3: Credit Facilities

See Note 8 of the Notes to the Consolidated Financial Statements.

Note 4: Contingencies

See Note 18 of the Notes to the Consolidated Financial Statements.

THE DIRECTV GROUP, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions charged to costs and expenses	Additions charged to other accounts	Deductions	Balance at end of year
			(Dollars in Millions)		
For the Year Ended December 31, 2007					
Allowances Deducted from Assets					
Accounts and notes receivable (for doubtful receivables)	$ (46)	$(196)	$(160) (a)	$346 (b)	$(56)
For the Year Ended December 31, 2006					
Allowances Deducted from Assets					
Accounts and notes receivable (for doubtful receivables)	$ (56)	$(206)	$(119) (a)	$335 (b)	$(46)
For the Year Ended December 31, 2005					
Allowances Deducted from Assets					
Accounts and notes receivable (for doubtful receivables)	$(100)	$(246)	$(101) (a)	$391 (b)	$(56)

(a) Primarily reflects the recovery of accounts previously written-off.

(b) Primarily relates to accounts written-off.

Reference should be made to the Notes to the Consolidated Financial Statements. Prior year amounts have been revised to conform to the current presentation to exclude amounts related to non-trade receivables.

THE DIRECTV GROUP, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE DIRECTV GROUP, INC.
(Registrant)

Date: February 25, 2008

By: /s/ PATRICK T. DOYLE

Patrick T. Doyle
(Senior Vice President and Chief Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 25th day of February 2008 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title	
/s/ K. RUPERT MURDOCH (K. Rupert Murdoch)	Chairman of the Board of Directors	
/s/ CHASE CAREY (Chase Carey)	Director, President and Chief Executive Officer	Principal Executive Officer
/s/ PATRICK T. DOYLE (Patrick T. Doyle)	Senior Vice President and Chief Financial Officer	Principal Financial Officer
/s/ JOHN F. MURPHY (John F. Murphy)	Senior Vice President and Controller	Principal Accounting Officer
/s/ NEIL R. AUSTRIAN (Neil R. Austrian)	Director	
/s/ RALPH F. BOYD, JR. (Ralph F. Boyd, Jr.)	Director	
/s/ PETER CHERNIN (Peter Chernin)	Director	
/s/ JAMES M. CORNELIUS (James M. Cornelius)	Director	
/s/ DAVID F. DEVOE (David F. DeVoe)	Director	
/s/ NANCY NEWCOMB (Nancy Newcomb)	Director	

THE DIRECTV GROUP, INC.

Signature	Title
/s/ CHARLES R. LEE (Charles R. Lee)	Director
/s/ PETER A. LUND (Peter A. Lund)	Director
/s/ HAIM SABAN (Haim Saban)	Director

***

THE DIRECTV GROUP, INC.

EXHIBIT INDEX

Exhibit Number	Exhibit Name
**21	Subsidiaries of the Registrant as of December 31, 2007
**23	Consent of Deloitte & Touche LLP
**31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

** Filed herewith.

A copy of any of the exhibits included in this Annual Report on Form 10-K, other than those as to which confidential treatment has been granted by the Securities and Exchange Commission, upon payment of a fee to cover the reasonable expenses of furnishing such exhibits, may be obtained by written request to us at the address set forth on the front cover, attention General Counsel.

THE DIRECTV GROUP, INC.

EXHIBIT 31.1

CERTIFICATION

I, Chase Carey, certify that:

1. I have reviewed this Annual Report on Form 10-K of The DIRECTV Group, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15d(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

/s/ CHASE CAREY

Chase Carey
Director, President and Chief Executive Officer

THE DIRECTV GROUP, INC.

EXHIBIT 31.2

CERTIFICATION

I, Patrick T. Doyle, certify that:

1. I have reviewed this Annual Report on Form 10-K of The DIRECTV Group, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15d(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

/s/ PATRICK T. DOYLE

Patrick T. Doyle
Senior Vice President and Chief Financial Officer

THE DIRECTV GROUP, INC.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The DIRECTV Group, Inc. (the "Corporation") on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Chase Carey, Director, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ CHASE CAREY

Chase Carey
Director, President and Chief Executive Officer

Date: February 25, 2008

THE DIRECTV GROUP, INC.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The DIRECTV Group, Inc. (the "Corporation") on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick T. Doyle, Senior Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ PATRICK T. DOYLE

Patrick T. Doyle
Senior Vice President and Chief Financial Officer

Date: February 25, 2008

(This page has been left blank intentionally.)

Comparative Performance

The following graph compares our five-year cumulative return to stockholders against the Standard and Poor's 500 Composite Stock Price Index (the S&P 500 Index) and the Standard and Poor's 500 GICS Broadcasting & Cable TV Sub-Industry Index (the S&P 500 Broadcasting and Cable TV Index). Our performance includes the historical performance of General Motors, or GM, Class H common stock, which was listed on the NYSE under ticker symbol "GMH". The GM Class H common stock was a tracking stock intended to reflect our financial performance prior to our split-off from GM on December 23, 2003. For the period from December 31, 2002 through December 22, 2003, the table below reflects the performance of the GM Class H common stock, and for the period from December 23, 2003 through December 31, 2007, the table reflects the performance of DIRECTV Common Stock. Our common stock traded under the ticker symbol "HS" from December 23, 2003 through March 16, 2004. On March 16, 2004, Hughes Electronics Corporation changed its name to The DIRECTV Group, Inc. and, effective March 17, 2004, its ticker symbol was changed to "DTV".

The comparison assumes $100 investment in us, the S&P 500 Index, and the S&P 500 Broadcasting and Cable TV Index on December 31, 2002, and reflects dividend reinvestment and annual weighting of the industry peer indices by individual company market capitalization.

The following table sets forth our five-year cumulative return along with the S&P 500 Index, and the S&P 500 Broadcasting and Cable TV Index.


250
200
150
100
50
0
DOLLARS
2002
2003
2004
2005
2006
2007
DIRECTV
S&P 500 Index
S&P 500 Broadcasting & Cable TV Index

	2002	2003	2004	2005	2006	2007
DIRECTV	100	155	156	132	233	216
S&P 500 Index	100	129	143	150	173	183
S&P 500 Broadcasting & Cable TV Index	100	138	125	105	151	116

Company Information

Board of Directors

NEIL R. AUSTRIAN
Private Investor
Chairman, Nominating and Corporate Governance Committee
Compensation Committee

RALPH F. BOYD, JR.
Executive Vice President / Community Relations, Freddie Mac
Chairman, Freddie Mac Foundation
Audit Committee
Nominating and Corporate Governance Committee

CHASE CAREY
President and Chief Executive Officer, The DIRECTV Group, Inc.

JAMES M. CORNELIUS
Chairman and Chief Executive Officer, Bristol-Meyers Squibb
Chairman, Audit Committee

CHARLES R. LEE
Retired Chairman and Co-Chief Executive Officer, Verizon Communications, Inc.
Chairman, Compensation Committee
Nominating and Corporate Governance Committee

PETER A. LUND
Private Investor and Media Consultant
Compensation Committee
Audit Committee

GREGORY B. MAFFEI*
President and Chief Executive Officer
Liberty Media Corporation

JOHN C. MALONE*
Chairman
The DIRECTV Group, Inc.
Chairman
Liberty Media Corporation and Liberty Global, Inc.

NANCY S. NEWCOMB
Retired Senior Corporate Officer, Citigroup, Inc.
Audit Committee
Nominating and Corporate Governance Committee

HAIM SABAN
Chairman and Chief Executive Officer, Saban Capital Group, Inc.
Compensation Committee

* Effective February 27, 2008

Elected Officers

CHASE CAREY
President and Chief Executive Officer

BRUCE B. CHURCHILL
Executive Vice President, President of DIRECTV Latin America, LLC and President – New Ventures

LARRY D. HUNTER
Executive Vice President, Legal, Human Resources and Administration, General Counsel and Secretary

MICHAEL W. PALKOVIC
Executive Vice President – Operations

ROMULO G. PONTUAL
Executive Vice President and Chief Technology Officer

PATRICK T. DOYLE
Senior Vice President and Chief Financial Officer

J. WILLIAM LITTLE
Senior Vice President and Treasurer

JOHN F. MURPHY
Senior Vice President, Controller and Chief Accounting Officer

Corporate Information

Corporate Office
2230 East Imperial Highway
El Segundo, CA 90245-0956
(310) 964-5000

Company Information
Media Relations
(212) 462-5136
Investor Relations
(212) 462-5200
directv.com
NASDAQ ticker symbol: DTV

Transfer Agent and Registrar
Computershare
P.O Box 43078
Providence, RI 02940-3078
Computershare.com
(877) 498-8904

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-2462

Design: Sundberg Associates Inc.


DIRECTV

END